   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 1994
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                        NORTH FORK BANCORPORATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                               36-3154608
           (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                                IDENTIFICATION NO.)

                                 9025 MAIN ROAD
                           MATTITUCK, NEW YORK 11952
                                 (516) 298-5000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           JOHN ADAM KANAS, PRESIDENT
                        NORTH FORK BANCORPORATION, INC.
                                 9025 MAIN ROAD
                           MATTITUCK, NEW YORK 11952
                                 (516) 298-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                        COPIES OF ALL CORRESPONDENCE TO:

                WILLIAM S. RUBENSTEIN                                     JOSEPH G. PASSAIC
        SKADDEN, ARPS, SLATE, MEAGHER & FLOM                         MULDOON, MURPHY & FAUCETTE
                  919 THIRD AVENUE                              5101 WISCONSIN AVENUE, NW, SUITE 508
              NEW YORK, NEW YORK 10022                                 WASHINGTON, D.C. 20016
                   (212) 735-3000                                          (202) 362-0840

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after Registration Statement becomes effective.

     If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
                                                                                      PROPOSED
                                                                     PROPOSED         MAXIMUM
                                                     AMOUNT          MAXIMUM         AGGREGATE        AMOUNT OF
TITLE OF EACH CLASS OF                               TO BE        OFFERING PRICE      OFFERING       REGISTRATION
SECURITIES BEING REGISTERED(1)                     REGISTERED      PER SHARE(2)       PRICE(2)          FEE(2)
- -------------------------------------------------------------------------------------------------------------------
Common Stock, par value $2.50 per share........    13,000,000         $11.55        $150,154,532      $28,618.42
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

(1) Also includes associated Rights to purchase shares of the Registrant's Series A Junior Participating Preferred Stock, which Rights (a) are not currently separable from the shares of Common Stock and (b) are not currently exercisable. See "DESCRIPTION OF NORTH FORK CAPITAL STOCK" and "COMPARISON OF STOCKHOLDER RIGHTS."

(2) The registration fee has been computed pursuant to Rule 457(f)(l) under the Securities Act of 1933, as amended, based on the average of the high and low prices for shares of Common Stock of Metro Bancshares Inc. ("Metro") reported on the National Association of Securities Dealers Automated Quotation/National Market System on September 22, 1994, ($25.50) and the maximum number of such shares (5,588,413) that may be exchanged for the securities being registered. The proposed maximum offering price per share has been determined by dividing the portion of the proposed maximum aggregate offering price by the number of shares being registered. Pursuant to Rule 457(b), the registration fee has been reduced by the $23,159 paid on July 29, 1994 upon the filing under the Securities Exchange Act of 1934, as amended, of North Fork's and Metro's proxy materials included herein relating to the Merger. Accordingly, the registration fee payable upon the filing of this Registration Statement is $28,618.42.

                            -----------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        NORTH FORK BANCORPORATION, INC.

         CROSS-REFERENCE SHEET BETWEEN ITEMS IN FORM S-4 AND PROSPECTUS
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

  ITEM NO.               FORM S-4 CAPTION                        HEADING IN PROSPECTUS
  --------   ----------------------------------------    -------------------------------------
             A. INFORMATION ABOUT THE TRANSACTION
   Item 1.   Forepart of Registration Statement and
             Outside Front Cover Page of
             Prospectus..............................    Cover Page of Registration Statement;
                                                         Cross Reference Sheet; Outside Front
                                                         Cover Page of Prospectus
   Item 2.   Inside Front and Outside Back Cover
             Pages of Prospectus.....................    Inside Front Cover Page of
                                                         Prospectus; Table of Contents;
                                                         Available Information; Incorporation
                                                         of Certain Documents by Reference
   Item 3.   Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information...........    Summary; The Meetings; The Merger
   Item 4.   Terms of the Transaction................    Summary; The Merger; Certain Related
                                                         Transactions; Description of North
                                                         Fork Capital Stock; Comparison of
                                                         Stockholder Rights
   Item 5.   Pro Forma Financial Information.........    Summary; Unaudited Pro Forma Combined
                                                         Selected Financial Data; Unaudited
                                                         Pro Forma Condensed Combined
                                                         Financial Statements
   Item 6.   Material Contacts with the Company Being
             Acquired................................    Summary; The Merger; Certain Related
                                                         Transactions
   Item 7.   Additional Information Required for
             Reoffering by Persons and Parties Deemed
             to be Underwriters......................    *
   Item 8.   Interests of Named Experts and
             Counsel.................................    *
   Item 9.   Disclosure of Commission Position of
             Indemnification for Securities Act
             Liabilities.............................    *
             B. INFORMATION ABOUT THE REGISTRANT
  Item 10.   Information with Respect to S-3
             Registrants.............................    Available Information; Incorporation
                                                         of Certain Documents by Reference;
                                                         Summary; The Merger; Unaudited Pro
                                                         Forma Combined Selected Financial
                                                         Data; Unaudited Pro Forma Condensed
                                                         Combined Financial Information
  Item 11.   Incorporation of Certain Information by
             Reference...............................    Incorporation of Certain Documents by
                                                         Reference
  Item 12.   Information with Respect to S-2 or S-3
             Registrants.............................    *
  Item 13.   Incorporation of Certain Information by
             Reference...............................    *

  ITEM NO.               FORM S-4 CAPTION                        HEADING IN PROSPECTUS
  --------   ----------------------------------------    -------------------------------------
  Item 14.   Information with Respect to Registrants
             Other than S-2 or S-3 Registrants.......    *
             C. INFORMATION ABOUT THE COMPANY BEING
             ACQUIRED
  Item 15.   Information with Respect to S-3
             Companies...............................    Available Information; Incorporation
                                                         of Certain Documents by Reference;
                                                         Summary
  Item 16.   Information with Respect to S-2 or S-3
             Companies...............................    *
  Item 17.   Information with Respect to Companies
             Other than S-2 or S-3 Companies.........    *
             D. VOTING AND MANAGEMENT INFORMATION
  Item 18.   Information if Proxies, Consents or
             Authorizations Are to be Solicited......    Summary; The Meetings; The Merger
  Item 19.   Information if Proxies, Consents or
             Authorizations Are Not to be Solicited
             in an Exchange Offer....................    *

- ---------------
* Omitted because inapplicable or answer is in the negative.

                               [METRO LETTERHEAD]


                                                                 October 3, 1994


Dear Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Metro Bancshares Inc. ("Metro") which will be held on Thursday, November 10, 1994 at 10:00 a.m., local time, at the LaGuardia Marriott Hotel, 102-05 Ditmars Boulevard, East Elmhurst, New York 11369.


     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Metro will be merged (the "Merger") with and into North Fork Bancorporation, Inc. ("North Fork"). It is intended that immediately following the Merger, Bayside Federal Savings Bank ("Bayside Federal"), a federally chartered stock savings bank and a wholly owned subsidiary of Metro, will merge (the "Subsidiary Bank Merger") with and into North Fork Bank, a New York chartered stock commercial bank and a wholly owned subsidiary of North Fork. Upon consummation of the Merger, each share of the common stock of Metro ("Metro Common Stock") will be converted into and exchangeable for the number of shares (the "Exchange Ratio") of the common stock, par value $2.50 per share, of North Fork ("North Fork Common Stock"), determined by dividing $25.50 by the Average Closing Price (as defined below); provided, however, that (I) if the Average Closing Price is equal to or greater than $15.50, the Exchange Ratio will be
1.645 and (II) subject to certain provisions of the Merger Agreement, if the Average Closing Price is equal to or less than $14.50, the Exchange Ratio will be 1.759. If the Average Closing Price is less than $12.50, Metro may terminate the Merger Agreement unless North Fork increases the Exchange Ratio so that the shares of North Fork Common Stock issued in exchange for each share of Metro Common Stock have a value (valued at the Average Closing Price) of $21.99. The term "Average Closing Price" means the average closing sales price per share of North Fork Common Stock on the New York Stock Exchange ("NYSE") (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source), for the 20 consecutive NYSE trading days ending on the fifth business day prior to the date on which the last of all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Subsidiary Bank Merger) are obtained, without regard to any requisite waiting periods in respect thereof.

     The proposed Merger has been unanimously approved by the Board of Directors of both Metro and North Fork. Your Board of Directors has determined that the Merger is in the best interests of Metro and its stockholders and recommends that you vote FOR approval of the Merger Agreement. The investment banking firm of Keefe, Bruyette & Woods, Inc. has issued its written opinion to your Board of Directors, dated as of the date of the accompanying Joint Proxy Statement/Prospectus, to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to Metro's stockholders. The written opinion of Keefe, Bruyette & Woods, Inc. is reproduced in full as Annex C to the accompanying Joint Proxy Statement/Prospectus, and Metro's stockholders are urged to read such opinion carefully in its entirety.

     Consummation of the Merger is subject to certain conditions, including, but not limited to, approvals by the requisite vote of the stockholders of both Metro and North Fork and the approval of the Merger and the Subsidiary Bank Merger by various regulatory agencies.

     The enclosed Notice of Special Meeting and Joint Proxy Statement/Prospectus describe the Merger and provide specific information regarding the Special Meeting. Please read these materials carefully.

     It is very important that your shares of Metro Common Stock be represented at the Special Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the votes that may be cast by all Metro stockholders entitled to vote at the Special Meeting is required for approval of the

Merger Agreement. A failure to vote for approval of the Merger Agreement will have the same effect as a vote against the Merger Agreement. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the Special Meeting. If you attend the Special Meeting, you may revoke the proxy given on such form and vote in person if you wish, even if you have previously returned your form of proxy. YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Merger Agreement.

                                          Sincerely,

                                          David G. Herold
                                          Chairman, President and Chief
                                          Executive Officer

                             METRO BANCSHARES INC.
                             100 JERICHO QUADRANGLE
                            JERICHO, NEW YORK 11753
                                 (516) 933-8000
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                        TO BE HELD ON NOVEMBER 10, 1994

                            ------------------------


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Metro Bancshares Inc. will be held on November 10, 1994, at 10:00 a.m., local time, at the LaGuardia Marriott Hotel, 102-05 Ditmars Boulevard, East Elmhurst, New York 11369.


     The Special Meeting is for the purpose of considering and voting upon the following matters:

          1. Voting upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 1994 (the "Merger Agreement"), by and between North Fork Bancorporation, Inc. ("North Fork") and Metro Bancshares Inc. ("Metro") and the transactions contemplated thereby, including the merger (the "Merger") of Metro with and into North Fork.

          2. Transacting such other business as may properly come before the Special Meeting or any adjournments or postponements thereof including, without limitation, a motion to adjourn or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the consummation of the transactions contemplated thereby or otherwise.


     Pursuant to the Bylaws of Metro, the Board of Directors has fixed September 30, 1994, as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournments or postponements thereof. Only stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. A list of Metro stockholders entitled to vote at the Special Meeting will be available for examination for any purpose germane to the Special Meeting, during ordinary business hours, at the principal executive offices of Metro, located at 100 Jericho Quadrangle, Jericho, New York 11753, for 20 days prior to the Special Meeting as well as at the Special Meeting. In the event there are not sufficient shares represented for a quorum or votes to approve the Merger Agreement or otherwise at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit further solicitation of proxies by Metro.


     The affirmative vote of the holders of not less than a majority of the outstanding shares of Metro common stock entitled to vote is required for approval of the Merger Agreement and the consummation of the transactions contemplated thereby. The common stock, par value $0.01 per share, of Metro is the only security whose holders are entitled to vote upon the proposal to be presented at the Special Meeting.

     EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE SPECIAL MEETING, IS REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS EXERCISED. A PROXY MAY BE REVOKED BY FILING WITH THE SECRETARY OF METRO A WRITTEN REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING.

                                         By Order of the Board of Directors

                                         William De Cicco
                                         Secretary

Jericho, New York

October 3, 1994


                 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
                         THAT YOU VOTE FOR THE PROPOSAL
                   TO APPROVE AND ADOPT THE MERGER AGREEMENT

               PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY
                      AND MAIL IT PROMPTLY IN THE ENCLOSED
                          POSTAGE-PAID RETURN ENVELOPE

                            [NORTH FORK LETTERHEAD]


                                                                 October 3, 1994


Dear North Fork Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders of North Fork Bancorporation, Inc. ("North Fork") which will be held on Thursday, November 10, 1994 at 10:00 a.m., local time, at the Radisson Hotel, Islandia, Hauppage, New York (the "Special Meeting"). At this meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Metro Bancshares Inc. ("Metro") will be merged with and into North Fork and the stockholders of Metro will become stockholders of North Fork.


     Your shares of North Fork Common Stock will be unaffected by the merger. Upon consummation of the merger, Metro's former stockholders will own
approximately      % of North Fork's outstanding common stock.

     The proposed merger has been unanimously approved by the Board of Directors of each company. Your Board of Directors believes that the merger will provide significant value to North Fork's stockholders by extending the markets served by North Fork and allowing North Fork to provide a broader array of services to Metro's customers. Your Board has determined that the merger is in the best interests of North Fork and its stockholders and unanimously recommends that you vote FOR approval of the Merger Agreement. The investment banking firm of M.A. Schapiro & Co., Inc. has issued a written opinion to your Board of Directors that, as of the date of such opinion, the aggregate consideration to be paid by North Fork in the merger was fair to North Fork and its stockholders from a financial point of view. The written opinion of M.A. Schapiro & Co., Inc. is reproduced in full as Annex D to the accompanying Joint Proxy Statement/Prospectus, and North Fork's stockholders are urged to read carefully such opinion in its entirety.

     Consummation of the merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the shares of each of North Fork's and Metro's common stock and the approval of the merger by various regulatory agencies.

     Specific information regarding the Special Meeting is contained in the enclosed Notice of Special Meeting and Joint Proxy Statement/Prospectus. Please read these materials carefully.

     It is very important that your shares are represented at the Special Meeting, whether or not you plan to attend in person. A failure to vote for approval of the Merger Agreement will have the same effect as a vote against the Merger Agreement. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the Special Meeting.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Merger Agreement.

                                          Sincerely,

                                          John Adam Kanas
                                          Chairman, President and Chief
                                          Executive Officer

                     THE BOARD OF DIRECTORS RECOMMENDS THAT
                           YOU VOTE FOR THE PROPOSAL
                   TO APPROVE AND ADOPT THE MERGER AGREEMENT

               PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY
                      AND MAIL IT PROMPTLY IN THE ENCLOSED
                          POSTAGE-PAID RETURN ENVELOPE

                        NORTH FORK BANCORPORATION, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON NOVEMBER 10, 1994


To the Stockholders of
North Fork Bancorporation, Inc.:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of North Fork Bancorporation, Inc. ("North Fork") will be held at the Radisson Hotel, Islandia, Hauppage, New York on Thursday, November 10, 1994, at 10:00 a.m. local time (the "Special Meeting"), for the following purposes, all of which are more fully described in the accompanying Joint Proxy Statement/Prospectus:


          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 1994 (the "Merger Agreement"), between North Fork and Metro Bancshares Inc. ("Metro"), and the consummation of the transactions contemplated thereby, including the merger of Metro with and into North Fork and the issuance of North Fork common stock to the holders of Metro common stock. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.


     The North Fork Board of Directors has fixed the close of business on September 30, 1994 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only stockholders of record at the close of business on such date are entitled to notice of and to vote at the Special Meeting. A list of North Fork stockholders entitled to vote at the Special Meeting will be available for examination for any purpose germane to the Special Meeting, during ordinary business hours, at the principal executive offices of North Fork, located at 9025 Route 25, Mattituck, New York, for 10 days prior to the Special Meeting.


     The common stock, par value $2.50 per share, of North Fork is the only security of North Fork whose holders are entitled to vote upon the proposal to be presented at the Special Meeting.

     YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. EACH STOCKHOLDER, EVEN THOUGH HE OR SHE NOW PLANS TO ATTEND THE SPECIAL MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING OR AT ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING.

                                          By Order of the Board of Directors,

                                          Anthony J. Abate
                                          Secretary

October 3, 1994


                     THE BOARD OF DIRECTORS RECOMMENDS THAT
                           YOU VOTE FOR THE PROPOSAL
                   TO APPROVE AND ADOPT THE MERGER AGREEMENT

               PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY
                      AND MAIL IT PROMPTLY IN THE ENCLOSED
                          POSTAGE-PAID RETURN ENVELOPE

                        NORTH FORK BANCORPORATION, INC.
                             METRO BANCSHARES INC.
                             JOINT PROXY STATEMENT
                            ------------------------

                        NORTH FORK BANCORPORATION, INC.
                                   PROSPECTUS
                            ------------------------

                       13,000,000 SHARES OF COMMON STOCK



     This Joint Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus") is being furnished to stockholders of Metro Bancshares Inc. ("Metro") in connection with the solicitation of proxies by the Board of Directors of Metro for use at a special meeting of stockholders of Metro (including any adjournments or postponements thereof) to be held on November 10, 1994 (the "Metro Meeting"). At the Metro Meeting, Metro's stockholders will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 1994 (the "Merger Agreement"), between North Fork Bancorporation, Inc. ("North Fork") and Metro, and the consummation of the transactions contemplated thereby. Pursuant to the Merger Agreement, North Fork will acquire Metro by means of a merger (the "Merger") of Metro with and into North Fork.



     This Joint Proxy Statement/Prospectus is also being furnished to stockholders of North Fork in connection with the solicitation of proxies by North Fork's Board of Directors for use at a special meeting of stockholders of North Fork (including any adjournments or postponements thereof) to be held on November 10, 1994 (the "North Fork Meeting," and together with the Metro Meeting, the "Special Meetings"). At the North Fork Meeting, North Fork's stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and the consummation of the transactions contemplated thereby.


     The Merger Agreement is attached as Annex A hereto and is incorporated herein by reference.


     This Joint Proxy Statement/Prospectus also constitutes a prospectus of North Fork with respect to up to 13,000,000 shares of common stock, par value $2.50 per share, of North Fork ("North Fork Common Stock") issuable to approximately 1,000 holders of common stock, par value $.01 per share, of Metro ("Metro Common Stock") in the Merger. Upon consummation of the Merger, each outstanding share of Metro Common Stock will, with certain exceptions, be converted into and exchangeable for a number of shares (the "Exchange Ratio") of North Fork Common Stock determined by dividing $25.50 by the Average Closing Price (as defined below), provided, however, that (I) if the Average Closing Price is equal to or greater than $15.50, the Exchange Ratio will be 1.645 and
(II) except as described in the next sentence, if the Average Closing Price is equal to or less than $14.50, the Exchange Ratio will be 1.759. If the Average Closing Price is less than $12.50, Metro may terminate the Merger Agreement unless North Fork increases the Exchange Ratio so that the shares of North Fork Common Stock issued in exchange for each share of Metro Common Stock have a value (valued at the Average Closing Price) of $21.99. The Average Closing Price is defined as the average closing sales price of the North Fork Common Stock on the New York Stock Exchange for the 20 consecutive trading days ending on the fifth business day prior to the date on which the last required regulatory approval for the Merger and the other transactions contemplated by the Merger Agreement is obtained, without regard to any requisite waiting periods in respect thereof. Under the terms of the Merger Agreement, cash will be paid in lieu of the issuance of fractional shares of North Fork Common Stock. In addition, each share of North Fork Common Stock issued in the Merger will include the corresponding number of rights attached thereto pursuant to North Fork's Rights Agreement (as defined below).


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
      OFFENSE.
                            ------------------------

     THE SHARES OF NORTH FORK COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------


     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of North Fork and Metro on or about October 3, 1994.



    The date of this Joint Proxy Statement/Prospectus is September 28, 1994

     No persons have been authorized to give any information or to make any representations other than those contained in this Joint Proxy Statement/Prospectus or incorporated by reference herein in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by North Fork or Metro. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of North Fork or Metro since the date of this Joint Proxy Statement/Prospectus or that the information herein or the documents or reports incorporated by reference herein is correct as of any time subsequent to such date. All information contained in this Joint Proxy Statement/Prospectus relating to North Fork and its subsidiaries has been supplied by North Fork and all information contained in this Joint Proxy Statement/Prospectus relating to Metro and its subsidiaries has been supplied by Metro.

                               TABLE OF CONTENTS


                                                                                       PAGE
                                                                                       ----
AVAILABLE INFORMATION................................................................    1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................................    2
SUMMARY..............................................................................    3
MARKET PRICES AND DIVIDEND INFORMATION...............................................   11
UNAUDITED SELECTED FINANCIAL DATA....................................................   12
UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA.................................   15
THE MEETINGS.........................................................................   20
  Metro Meeting......................................................................   20
  North Fork Meeting.................................................................   21
THE MERGER...........................................................................   24
  General............................................................................   24
  Exchange Ratio.....................................................................   24
  Background of the Merger...........................................................   26
  Recommendations of the Boards of Directors; Reasons for the Merger.................   28
  Opinions of Financial Advisors.....................................................   30
  Interests of Certain Persons in the Merger.........................................   40
  Employee Matters...................................................................   42
  Effective Time.....................................................................   42
  Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares...   42
  Conditions to the Merger...........................................................   43
  Regulatory Approvals Required for the Merger.......................................   45
  Conduct of Business Pending the Merger.............................................   47
  Waiver and Amendment; Termination..................................................   48
  No Solicitation of Transactions....................................................   49
  Resales of North Fork Common Stock Received in the Merger..........................   49
  Stock Exchange Listing.............................................................   50
  Anticipated Accounting Treatment...................................................   50
  Certain Federal Income Tax Consequences of the Merger..............................   51
  No Appraisal Rights................................................................   52
  Consolidation of Operations; Projected Cost Savings................................   52
  Merger and Restructuring Charges...................................................   53
CERTAIN RELATED TRANSACTIONS.........................................................   53
  Stock Option Agreement; Termination Fee............................................   53
  Subsidiary Bank Merger Agreement...................................................   56
CERTAIN REGULATORY CONSIDERATIONS....................................................   57
  General............................................................................   57
  Payment of Dividends...............................................................   57
  Holding Company Liability..........................................................   58
  Capital Adequacy and Prompt Corrective Action......................................   58
  Transactions with Affiliates.......................................................   60
  FDIC Insurance Assessments.........................................................   60
  Conservatorship and Receivership Powers of Federal Banking Agencies................   60
DESCRIPTION OF NORTH FORK CAPITAL STOCK..............................................   60
  General............................................................................   60
  Common Stock.......................................................................   61
  Rights Plan........................................................................   61

                                                                                       PAGE
                                                                                       ----
COMPARISON OF STOCKHOLDER RIGHTS.....................................................   63
  Action by Written Consent..........................................................   64
  Stockholder Nominations and Proposals for Business.................................   64
  Certain Business Combinations......................................................   65
  Removal of Directors...............................................................   66
  Amendment of Bylaws................................................................   66
  Amendment of Certificate...........................................................   66
  Limit on Stockholder Voting........................................................   66
  Consideration of Other Constituencies..............................................   67
  Personal Liability of Directors....................................................   67
  Rights Plans.......................................................................   67
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS..........................   68
LEGAL MATTERS........................................................................   76
EXPERTS..............................................................................   76
STOCKHOLDER PROPOSALS................................................................   76
ANNEX A  AGREEMENT AND PLAN OF MERGER................................................  A-1
ANNEX B  STOCK OPTION AGREEMENT......................................................  B-1
ANNEX C  OPINION OF KEEFE, BRUYETTE & WOODS, INC.....................................  C-1
ANNEX D  OPINION OF M.A. SCHAPIRO & CO, INC..........................................  D-1

                             AVAILABLE INFORMATION

     North Fork and Metro are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by North Fork and Metro with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by North Fork can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and material filed by Metro can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     North Fork has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereof, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of North Fork Common Stock to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by North Fork (File No. 0-10280) and Metro (File No. 1-11364) are incorporated by reference in this Joint Proxy Statement/Prospectus:

     1. North Fork's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "1993 North Fork Form 10-K").

     2. North Fork's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994.

     3. North Fork's Current Reports on Form 8-K, dated February 10, 1994; February 22, 1994; February 28, 1994; March 22, 1994; March 30, 1994; April 20,
1994; June 27, 1994 and July 20, 1994.

     4. The description of North Fork Common Stock and North Fork Series A Junior Participating Preferred Stock and Preferred Stock Purchase Rights set forth in North Fork's Registration Statements filed on Form 8-A, dated March 1, 1989 and February 9, 1990, and any amendments or updates thereto.

     5. The portions of North Fork's Proxy Statement for the Annual Meeting of Stockholders held on April 26, 1994 that have been incorporated by reference in the 1993 North Fork Form 10-K.

     6. Metro's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "1993 Metro Form 10-K").

     7. Metro's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994.

     8. Metro's Current Report on Form 8-K dated June 27, 1994.

     9. The description of Metro Common Stock set forth in Metro's Registration Statement filed on Form 8-A, dated October 7, 1988, and any amendments or updates thereto.

     10. The portions of Metro's Proxy Statement for the Annual Meeting of Stockholders held on January 26, 1994 that have been incorporated by reference in the 1993 Metro Form 10-K.

     All documents and reports filed by North Fork or Metro pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document or report which also is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.


     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO NORTH FORK, TO NORTH FORK BANCORPORATION, INC., 9025 ROUTE 25, MATTITUCK, NY 11952, ATTENTION:
ANTHONY ABATE, SECRETARY, TELEPHONE NUMBER (516) 298-5000, AND IN THE CASE OF DOCUMENTS RELATING TO METRO, TO METRO BANCSHARES INC., 100 JERICHO QUADRANGLE, JERICHO, NEW YORK 11753, ATTENTION: WILLIAM DE CICCO, SECRETARY, TELEPHONE NUMBER (516) 933-8000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE RECEIVED BY NOVEMBER 2, 1994.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. As this summary is necessarily incomplete, reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Joint Proxy Statement/Prospectus and the Annexes hereto. North Fork and Metro stockholders are urged to read this Joint Proxy Statement/Prospectus and the Annexes hereto in their entirety. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Joint Proxy Statement/Prospectus.

PARTIES TO THE MERGER

     Metro. Metro is a Delaware corporation incorporated in July 1988 which acquired all of the stock of Bayside Federal Savings Bank ("Bayside Federal") upon Bayside Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The conversion was completed on November 10, 1988.

     Bayside Federal was organized in 1921 as a New York State chartered mutual savings and loan association. It converted in 1934 to a federally chartered mutual savings and loan association and converted to a federally chartered mutual savings bank in 1988.

     The principal business of Bayside Federal is attracting retail deposits from the general public and investing those funds primarily in adjustable rate mortgage loans on one-to four-family homes, apartment buildings and, to a lesser extent, cooperative residential buildings and commercial real estate properties. Bayside Federal's revenues are derived principally from interest and fees on mortgage loans, interest and dividends on investment securities, mortgage-backed securities and short term investments, and other fees and service charges. Bayside Federal's primary sources of funds are deposits, amortization and prepayments of loan principal, maturities of short term investments, Federal Home Loan Bank of New York advances, other borrowings, and funds provided from operations.

     On September 10, 1982, Bayside purchased Union Federal Savings and Loan Association, New York City, with assets of $144.3 million, in a merger transaction in which the Federal Savings and Loan Insurance Corporation provided financial assistance. As a result of the merger, Bayside expanded its retail branch offices into Manhattan, Ridgewood in Queens and Great Neck and Glen Cove in Nassau County. Prior to September 27, 1991, Bayside Federal had ten branches -- seven located in Queens County, two in Nassau County and one in Manhattan (which was closed in July of 1992). On September 27, 1991, Bayside Federal acquired certain assets and assumed certain liabilities of Eastern Federal Savings and Loan Association from the Resolution Trust Corporation. This acquisition added four retail banking offices (all in southern Suffolk County) to its existing branch network. Bayside Federal considers its primary lending area to include New York City and Nassau, Suffolk and Westchester counties.

     Bayside Federal has two wholly owned subsidiaries, CPS Service Corp. ("CPS") and Unifed Management Corp. CPS, incorporated in 1993, is an operating subsidiary whose sole purpose is to dispose of real estate owned acquired by Bayside Federal and transferred to CPS. As of June 30, 1994, CPS had $2.8 million net in real estate owned that has been reflected as such in Metro's consolidated financial statements. Unifed Management Corp. is the parent corporation for three additional subsidiaries, BFS Service Corp., Bay Advertising, Inc. and Bay Abstract, Inc. BFS Service Corp., incorporated in 1971, makes real estate investments primarily in raw land. This subsidiary has had no active projects since July 19, 1993. Bay Advertising, Inc., incorporated in 1984, designs and places advertising for Bayside Federal. Bay Abstract, Inc., incorporated in 1978, is an inactive corporate entity. Bayside Federal's total investment in all of its subsidiaries was $3.3 million at June 30, 1994.


     At June 30, 1994, Metro had assets of $1 billion, deposits of $893 million and stockholders' equity of $82.6 million. The principal executive offices of Metro are located at 100 Jericho Quadrangle, Jericho, New York 11753 and its telephone number is (516) 933-8000.

     For more information about Metro, reference is made to the 1993 Metro Form 10-K and to Metro's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 which are incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     North Fork. North Fork, located in Mattituck, New York, is a commercial bank holding company incorporated under the laws of Delaware and registered under the Bank Holding Company Act of 1956, as amended. North Fork's primary subsidiary, North Fork Bank ("North Fork Bank"), is the result of the October 1, 1992 merger of North Fork's banking subsidiaries, The North Fork Bank & Trust Company ("Bank & Trust") and Southold Savings Bank ("Southold"). Bank & Trust was merged into Southold, which then converted its charter from that of a state savings bank to a state commercial bank and changed its name to North Fork Bank. North Fork Bank provides a wide range of commercial banking services through 35 branch locations throughout Suffolk, Nassau, Westchester and Rockland Counties, New York.

     North Fork was organized in 1980 and in 1981 acquired Bank & Trust, a commercial bank operating primarily on eastern Long Island, New York. Bank & Trust was chartered on April 26, 1905 under the name Mattituck Bank and in 1950 changed its name to The North Fork Bank & Trust Company. During the 1950's, three other banks located on the north fork of eastern Long Island were merged into Bank & Trust. Since then, Bank & Trust had expanded its branch network to other areas of Long Island primarily through de novo branching.

     Prior to 1988, North Fork's principal asset was Bank & Trust and its business consisted primarily of the ownership and operation of Bank & Trust. On August 1, 1988, North Fork completed the acquisition of Southold, a New York state chartered savings bank under the regulation of the New York State Banking Department and the Federal Deposit Insurance Corporation. Southold, established in 1858, was Suffolk County's oldest savings institution. Its focus had traditionally been to develop a stable core deposit base and invest those funds in residential real estate loans. Southold expanded its branch network through the June 28, 1991 acquisition of Eastchester Financial Corporation, ("Eastchester"). Eastchester's primary asset was Eastchester Savings Bank, then a $500.8 million savings bank which operated through seven branch locations throughout Westchester and Rockland Counties, New York. Immediately upon consummation of the acquisition, Eastchester was dissolved and its operations consolidated into those of Southold.

     At June 30, 1994, North Fork had assets of $2.0 billion, deposits of $1.4 billion and stockholders' equity of $162.4 million. The principal executive offices of North Fork are located at 9025 Route 25, Mattituck, New York 11952 and its telephone number is (516) 298-5000.

     For more information about North Fork, reference is made to the 1993 North Fork Form 10-K and to North Fork's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 which are incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

THE MEETINGS


     Metro. The Metro Meeting will be held at 10:00 a.m. on November 10, 1994 at The La Guardia Marriott Hotel, 102-05 Ditmars Boulevard, East Elmhurst, New York. The purpose of the Metro Meeting is to consider and vote upon (i) a proposal to approve the Merger Agreement and the consummation of the transactions contemplated thereby, and (ii) such other matters as may properly be brought before the meeting and any adjournments or postponements thereof.



     Only holders of record of Metro Common Stock at the close of business on September 30, 1994 (the "Metro Record Date") will be entitled to vote at the Metro Meeting. The affirmative vote of a majority of the outstanding shares of Metro Common Stock entitled to vote on such date is required to approve the
Merger Agreement. As of the Metro Record Date, there were           shares of
Metro Common Stock outstanding and entitled to be voted at the Metro Meeting.


     The directors and executive officers of Metro and their affiliates
beneficially owned, as of             , 1994,           shares, or approximately
     % of the outstanding shares, of Metro Common Stock entitled to vote at the Metro Meeting and all such persons have indicated a present intent to vote their shares in favor of the Merger. As of the Metro Record Date, neither North Fork and its subsidiaries, nor the directors and executive officers of North Fork, beneficially owned any outstanding shares of Metro Common Stock. See "THE MEETINGS -- Metro Meeting -- General."


     North Fork. The North Fork Meeting will be held at 10:00 a.m. on Thursday, November 10, 1994 at the Radisson Hotel, Islandia, Hauppauge, New York. The purpose of the North Fork Meeting is to consider and vote upon (i) a proposal to approve the Merger Agreement and the consummation of the transactions contemplated thereby, and (ii) such other matters as may properly be brought before the meeting and any adjournments or postponements thereof.



     Only holders of record of North Fork Common Stock at the close of business on September 30, 1994 (the "North Fork Record Date") will be entitled to vote at the North Fork Meeting. The affirmative vote of the holders of a majority of the outstanding shares of North Fork Common Stock entitled to vote on such date is required to approve the Merger Agreement. As of the North Fork Record Date,
there were           shares of North Fork Common Stock outstanding and entitled to be voted at the North Fork Meeting.


     The directors and executive officers of North Fork and their affiliates
beneficially owned, as of             , 1994,           shares, or approximately
     % of the outstanding shares, of North Fork Common Stock entitled to vote at the North Fork Meeting and all such persons have indicated a present intent to vote their shares in favor of the Merger. As of the North Fork Record Date, neither Metro nor its subsidiaries, nor the directors and executive officers of Metro, beneficially owned any shares of North Fork Common Stock. See "THE MEETINGS -- North Fork Meeting -- General."

RECOMMENDATIONS OF BOARDS OF DIRECTORS

     Metro. The Metro Board of Directors (the "Metro Board") has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Metro and its stockholders. The Metro Board therefore unanimously recommends that Metro's stockholders vote FOR approval of the Merger Agreement. See "THE MEETINGS -- Metro Meeting -- Recommendation of the Board of Directors" and "THE MERGER -- Background of the Merger" and "-- Recommendation of the Boards of Directors; Reasons for the Merger."

     North Fork. The North Fork Board of Directors (the "North Fork Board") has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, North Fork and its stockholders. The North Fork Board therefore unanimously recommends that North Fork's stockholders vote FOR approval of the Merger Agreement. See "THE MEETINGS -- North Fork Meeting -- Recommendation of the Board of Directors" and "THE
MERGER -- Background of the Merger" and "-- Recommendation of the Boards of Directors; Reasons for the Merger."

EFFECT OF THE MERGER AND THE SUBSIDIARY BANK MERGER

     Pursuant to the Merger Agreement, at the Effective Time (as defined below), Metro will be merged with and into North Fork, and Metro stockholders will become stockholders of North Fork. See "THE MERGER -- General."

     Immediately following the consummation of the Merger, Bayside Federal will merge with and into North Fork Bank (the "Subsidiary Bank Merger"). North Fork Bank will continue as a New York chartered commercial bank and a wholly owned subsidiary of North Fork. See "THE MERGER -- General" and "CERTAIN RELATED TRANSACTIONS -- Subsidiary Bank Merger Agreement."

EFFECTIVE TIME

     The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with applicable law or on such later date as the certificate may specify (the "Effective Time"). The certificate will be filed on the first day which is (i) the last business day of a month and (ii) at least two business days after satisfaction or waiver of the latest to occur of certain conditions to the Merger specified in the Merger Agreement, unless another date is agreed to by North Fork and Metro. See "THE MERGER -- Effective Time."

EXCHANGE RATIO

     At the Effective Time, each issued and outstanding share of Metro Common Stock, except for shares held directly or indirectly by North Fork or Metro (other than Trust Account Shares and DPC Shares), will be converted into and exchangeable for the number of shares of North Fork Common Stock (the "Exchange Ratio") determined by dividing $25.50 by the Average Closing Price, provided, however, that (I) if the Average Closing Price is equal to or greater than $15.50, the Exchange Ratio will be 1.645 and (II) except as described in the next sentence, if the Average Closing Price is equal to or less than $14.50, the Exchange Ratio will be 1.759. If the Average Closing Price is less than $12.50, Metro may terminate the Merger Agreement unless North Fork increases the Exchange Ratio such that the shares of North Fork Common Stock issued in exchange for each share of Metro Common Stock have a value (valued at the Average Closing Price) of $21.99. The Average Closing Price is defined as the average closing sales price per share of the North Fork Common Stock on the New York Stock Exchange for the 20 consecutive trading days ending on the 5th business day (the "Valuation Date") prior to the date on which the last required regulatory approval for the Merger, the Subsidiary Bank Merger and the other transactions contemplated by the Merger Agreement is obtained, without regard to any requisite waiting periods in respect thereof.

     The formula for determining the Exchange Ratio was arrived at through arms-length negotiations between Metro and North Fork.

     If the Valuation Date had been September   , 1994, the Exchange Ratio would
have been             . For further information concerning the market prices of
North Fork Common Stock and Metro Common Stock, see "MARKET PRICES AND DIVIDEND INFORMATION."

     If the Average Closing Price is less than $12.50 and, in response to an election by Metro to terminate the Merger Agreement, North Fork elects to increase the Exchange Ratio, the Exchange Ratio will be equal to the quotient obtained by dividing (i) $21.99 by (ii) the Average Closing Price. Assuming the Merger is approved by Metro stockholders, the Metro Board may elect not to terminate the Merger Agreement and to consummate the Merger without resoliciting Metro stockholders if the Average Closing Price is less than $12.50, even though, as a result of the application of the Exchange Ratio, the value of the shares of North Fork Common Stock (valued at the Average Closing Price) issued in exchange for each share of Metro Common Stock would be less than $21.99. In such a situation, in considering whether to consummate the Merger without the resolicitation of Metro stockholders, the Metro Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time including, without limitation, its evaluation of the then-existing economic conditions and trends, its evaluation of the respective business, financial condition, results of operations and prospects of each of Metro and North Fork, its evaluation of the overall condition of the thrift and commercial banking industries and the advice of its financial advisor and legal counsel.

     Assuming the Merger is approved by the holders of North Fork Common Stock and the Average Closing Price is less than $12.50, the North Fork Board may elect to increase the Exchange Ratio and to consummate the Merger without resoliciting North Fork stockholders even though, a result of such adjustment, the number of shares of North Fork Common Stock to be issued in the Merger would increase. In such a situation, in considering whether to increase the Exchange Ratio and consummate the Merger without the resolicitation of North Fork stockholders, the North Fork Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, the advice of its financial advisor and legal counsel. Such relevant facts and circumstances would include the North Fork Board's evaluation of the dilutive impact of a higher Exchange Ratio to North Fork's stockholders, its evaluation of the strategic importance to North Fork of the acquisition of Metro relative to any such dilutive impact and the accretive prospects of the acquisition, its evaluation of the synergies of Metro's business relative to North Fork, Metro's financial condition, operating performance and prospects, and the advice of North Fork's financial advisor as to the fairness of such higher Exchange Ratio to North Fork stockholders from a financial point of view. See "THE MERGER -- Exchange Ratio" and "-- Waiver and Amendment; Termination."

OPINION OF FINANCIAL ADVISORS

     Keefe, Bruyette & Woods, Inc. ("KBW") has rendered a written opinion to the Metro Board, dated as of the date of this Joint Proxy Statement/Prospectus, to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of Metro Common Stock. As discussed in "THE
MERGER -- Recommendation of the Boards of Directors; Reasons for the Merger," KBW's opinion and presentation to the Metro Board, together with a review by the Metro Board of the assumptions used by KBW, were among the factors considered by the Metro Board in reaching its determination to approve the Merger. The opinion of KBW is attached as Annex C to this Joint Proxy Statement/Prospectus. Stockholders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications on the review undertaken by KBW in connection therewith. See "THE
MERGER -- Opinions of Financial Advisors -- Metro."

     M.A. Schapiro & Co., Inc. ("M.A. Schapiro") has rendered a written opinion to the North Fork Board, dated as of the date of this Joint Proxy Statement/Prospectus, to the effect that, as of such date, the aggregate consideration to be paid by North Fork in the Merger was fair to North Fork's stockholders from a financial point of view. As discussed in "THE
MERGER -- Recommendation of the Boards of Directors; Reasons for the Merger," M.A. Schapiro's opinion and presentation to the North Fork Board, together with a review by the North Fork Board of the assumptions used by M.A. Schapiro, were among the factors considered by the North Fork Board in reaching its determination to approve the Merger. The opinion of M.A. Schapiro is attached as Annex D to this Joint Proxy Statement/Prospectus. Stockholders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications on the review undertaken by M.A. Schapiro in connection therewith. See "THE MERGER -- Opinions of Financial Advisors -- North Fork."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Metro's management and the Metro Board have interests in the Merger in addition to their interests as stockholders of Metro generally. These include, among other things, provisions in the Merger Agreement relating to indemnification, the continuation of certain employment and severance agreements, the appointment to the North Fork Board of a member of the Metro Board and the acceleration of benefits under certain employee benefit plans. The Metro Board was aware of these interests and considered them, among other matters, in unanimously approving the Merger Agreement and the transactions contemplated thereby. See "THE MERGER -- Interests of Certain Persons in the Merger."

EMPLOYEE MATTERS

     The Merger Agreement provides for Metro employees to participate in certain benefit plans maintained by North Fork and provides, in certain instances, more specific provisions with respect to such participation and the treatment of Metro benefit plans following the Merger. See "THE MERGER -- Employee Matters."

CONDITIONS; REGULATORY APPROVALS

     Consummation of the Merger is subject to various mutual conditions, including, among others, receipt of the stockholder approvals solicited hereby, receipt of necessary regulatory approvals, receipt of opinions of counsel regarding certain federal income tax consequences of the Merger, and the satisfaction of other customary closing conditions. North Fork's obligation to consummate the Merger is also subject to receipt of a letter from North Fork's independent accountants that the Merger qualifies for pooling of interests accounting treatment unless such firm advises North Fork that it is unable to issue a letter to such effect solely by reason of North Fork having exercised its rights to purchase Metro Common Stock pursuant to the Stock Option Agreement. See "THE MERGER -- Conditions to the Merger."


     Consummation of the Merger and the transactions contemplated thereby (including the Subsidiary Bank Merger) are subject to the prior approval of Federal Reserve Board, the FDIC, the OTS and the New York State Banking Department. Applications have been filed with each of the aforementioned agencies.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of Metro and North Fork and by either of them individually under certain specified circumstances, including if the Merger has not been consummated by June 30, 1995. In addition, the Merger Agreement provides that Metro may elect to terminate the Merger Agreement if the Average Closing Price is less than $12.50 unless North Fork agrees to increase the Exchange Ratio to an amount equal to $21.99 divided by the Average Closing Price. See "THE MERGER -- Exchange Ratio" and "-- Waiver and Amendment; Termination."

NO SOLICITATION

     Metro has agreed in the Merger Agreement that neither it nor any of its subsidiaries will solicit, initiate or encourage inquiries or proposals with respect to, or, subject to the fiduciary duties of the Metro Board, participate in any negotiations or discussions concerning any acquisition or purchase of all or a substantial portion of its assets, or of a substantial equity interest in it or any of its subsidiaries, or any merger or other business combination with it or any of its subsidiaries, other than as contemplated by the Merger Agreement, except that Metro may communicate information about any such proposal to its stockholders if and to the extent that the fiduciary duties of the Metro Board require it to do so (as advised by its counsel); Metro also agreed in the Merger Agreement that it would immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than North Fork with respect to the foregoing; it will notify North Fork immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with it or any of its subsidiaries and will promptly inform North Fork in writing of the relevant details with respect to the foregoing; and it will instruct its officers, directors, agents, advisors and affiliates to comply with the same restrictions. See "THE MERGER -- No Solicitation of Transactions."

STOCK EXCHANGE LISTING

     The North Fork Common Stock is listed on the NYSE. North Fork has agreed to cause the shares of North Fork Common Stock to be issued in the Merger to be approved for listing on the NYSE. The obligation of each of Metro and North Fork to consummate the Merger is subject to approval for listing by the NYSE of such shares. See "THE MERGER -- Conditions to the Merger."

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to qualify as a pooling of interests for accounting and financial reporting purposes. The issuance of shares of Metro Common Stock pursuant to the Stock Option Agreement, however, may prevent the Merger from qualifying as a pooling of interests for accounting and financial reporting purposes. It is a condition to North Fork's obligation to consummate the Merger that it receives a letter from its independent accountants to the effect that the Merger qualifies for pooling of interests accounting treatment unless such firm advises North Fork that it is unable to issue a letter to such effect solely by reason of North Fork having exercised its right to purchase Metro Common Stock pursuant to the Stock Option Agreement. See "THE
MERGER -- Conditions to the Merger" and "-- Anticipated Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     It is a condition to the obligation of North Fork to consummate the Merger that North Fork shall have received an opinion of its counsel, that the Merger and the Subsidiary Bank Merger will each be treated as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, for federal income tax purposes no gain or loss will be recognized by North Fork, Metro, North Fork Bank or Bayside Federal as a result of the Merger or the Subsidiary Bank Merger except to the extent North Fork Bank or Bayside Federal may be required to recognize taxable income due to the recapture of bad debt reserves as a result of the Subsidiary Bank Merger. It is a condition to the obligation of Metro to consummate the Merger that Metro shall have received an opinion of its counsel that the Merger and the Subsidiary Bank Merger will each be treated as reorganizations within the meaning of Section 368(a) of the Code and, accordingly, for federal income tax purposes that (i) no gain or loss will be recognized by Metro as a result of the Merger; (ii) no gain or loss will be recognized by Bayside Federal as a result of the Subsidiary Bank Merger except to the extent North Fork Bank or Bayside Federal may be required to recognize income due to the recapture of bad debt reserves as a result of the Subsidiary Bank Merger, (iii) no gain or loss will be recognized by the stockholders of Metro who exchange all of their Metro Common Stock solely for North Fork Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in North Fork Common Stock) and (iv) the aggregate tax basis of North Fork Common Stock received by stockholders who exchange all of their Metro Common Stock solely for North Fork Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Metro Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received). Each of these conditions is waivable at the option of the party entitled to receive the requisite opinion.

     The holding period of the North Fork Common Stock received by Metro stockholders pursuant to the Merger will include the period during which the Metro Common Stock surrendered therefor was held, provided the Metro Common Stock was held as a capital asset on the date of the Merger. Metro stockholders are urged to consult their tax advisors with respect to their personal tax situation and the specific tax consequences to them of the Merger, including the applicability and effect of various state, local and foreign tax laws. See "THE MERGER -- Certain Federal Income Tax Consequences of the Merger" and
"-- Conditions to the Merger."

NO APPRAISAL RIGHTS

     No stockholders of Metro or North Fork are entitled to appraisal rights in connection with, or as a result of, the Merger. See "THE MERGER -- No Appraisal Rights."

CONSOLIDATION OF OPERATIONS, PROJECTED COST SAVINGS

     North Fork expects to achieve significant cost savings subsequent to the Merger. The cost savings will be derived from reductions in personnel, elimination of three branch locations located in communities in which both North Fork and Bayside branches are located, the integration of Metro's data processing operations with those of North Fork, reduced credit costs and other facility and back office operations. Further, the separate corporate existence of Metro will cease with the consummation of the Merger. Consequently, operating costs associated with requirements imposed on Metro as a publicly held entity will also be eliminated. The aggregate annual cost savings are estimated to range between $8 million to $11 million on a pre-tax basis. Management of North Fork believes that realization of these cost savings will occur by June 30, 1995. There can be no assurance as to when, or whether, cost savings will be realized. However, such realization will depend, among other things, upon the regulatory and economic environment that exists following the Merger, business changes implemented by North Fork management and other factors, many of which are beyond the control of North Fork.

     Following the Subsidiary Bank Merger, North Fork will convert the former operations of Bayside Federal to a full service commercial bank. As such, North Fork believes that revenue enhancement opportunities exist with the offering of commercial bank products to Bayside Federal's customers and the communities Bayside Federal serves. These products include, but are not limited to, a variety of demand deposit accounts, discount brokerage, trust and investment management services, cash management, annuity and mutual fund products and commercial and installment loans to small and midsize businesses. No estimates of revenue enhancements have been made for the combined business. The amounts and realization of any additional revenues will depend upon factors including, but not limited to, competition, the regulatory and economic environment that exists following the Merger, business changes implemented by North Fork management and other factors, many of which are beyond the control of North Fork. See "THE MERGER -- Consolidation of Operations, Projected Costs Savings."

MERGER AND RESTRUCTURING CHARGES

     A non-recurring merger and restructuring charge estimated in the range of $11 to $13 million, net of tax, will be made upon consummation of the Merger. It is expected that this charge will be made in the fourth quarter of 1994. Merger expenses ranging from $2.0 to $2.7 million for investment banking and professional fees are included in such estimated restructuring charge. The restructuring charge also includes severance and employee related expenses, facility and system conversion costs and recapture of tax bad debt reserves of Bayside Federal resulting from the Subsidiary Bank Merger. See "THE
MERGER -- Merger and Restructuring Charges" and "-- Certain Federal Income Tax Consequences of the Merger" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

STOCK OPTION AGREEMENT; TERMINATION FEE

     Execution of the Stock Option Agreement and the inclusion of the provisions in the Merger Agreement relating to the Termination Fee were conditions to North Fork's merger proposal. Pursuant to the Stock Option Agreement, Metro granted North Fork an option to purchase 557,795 shares of Metro Common Stock, representing approximately 9.9% of the issued and outstanding shares of such common stock after taking into account the shares issuable upon exercise of such option, at an exercise price of $21.00, subject to the terms and conditions set forth therein. The provisions of the Merger Agreement relating to the Termination Fee provide that upon the termination of the Merger Agreement, Metro will pay North Fork $2,000,000, subject to the terms and conditions set forth therein. The Option may only be exercised, and the Termination Fee is only payable, upon the occurrence of certain events (none of which has occurred). The aggregate value which North Fork may potentially realize upon exercise of the Option and payment of the Termination Fee is limited within certain parameters. The Merger Agreement (which includes the provisions providing for the Termination Fee) and the Stock Option Agreement are attached as Annex A and Annex B, respectively, to this Joint Proxy Statement/Prospectus. See "CERTAIN RELATED TRANSACTIONS -- Stock Option Agreement; Termination Fee."

     The Stock Option Agreement and the Termination Fee are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement and the Termination Fee may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all or a significant interest in Metro from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for Metro Common Stock than the price per share implicit in the Exchange Ratio.

COMPARISON OF STOCKHOLDER RIGHTS

     At the Effective Time, Metro stockholders automatically will become stockholders of North Fork and their rights as stockholders of North Fork will be governed by the Delaware General Corporation Law and by North Fork's Certificate of Incorporation and Bylaws. The rights of stockholders of North Fork differ from the rights of the stockholders of Metro with respect to certain important matters, including, among others, with respect to the ability of stockholders to act by written consent, the procedures governing stockholder nominations of directors and proposals for business, the vote required for certain business combinations, the establishment of a stockholder rights plan, amendments to the Certificate of Incorporation and Bylaws, limitations on stockholder voting, limitations on personal liability of directors, consideration of constituencies other than stockholders and the removal of directors. For a summary of these differences, see "COMPARISON OF STOCKHOLDER RIGHTS."

                     MARKET PRICES AND DIVIDEND INFORMATION

     North Fork Common Stock is listed and traded principally on the NYSE under the symbol "NFB". Metro Common Stock is listed and traded principally on the AMEX under the symbol "MTO".

     The following table sets forth, for the periods indicated, the high and low sale prices per share for the North Fork Common Stock as reported on the NYSE, the high and low sale prices per share of the Metro Common Stock as reported on the AMEX, and the quarterly cash dividends declared by each of North Fork and Metro, for the periods indicated.

                                                   NORTH FORK                       METRO
                                                  COMMON STOCK                 COMMON STOCK(1)
                                           ---------------------------   ---------------------------
                                            HIGH     LOW     DIVIDENDS    HIGH     LOW     DIVIDENDS
                                           ------   ------   ---------   ------   ------   ---------
1992
  Quarter ended March 31.................  $ 7.13   $ 4.63     $.000     $ 8.00   $ 5.09     $.067
  Quarter ended June 30..................    6.38     4.63      .000       7.78     7.56      .100
  Quarter ended September 30.............    9.50     4.63      .000      10.25     7.44      .100
  Quarter ended December 31..............    8.25     6.88      .000      10.84     9.75      .117
1993
  Quarter ended March 31.................   12.13     7.63      .000      13.41    10.66      .117
  Quarter ended June 30..................   13.25     9.75      .000      14.00    11.91      .133
  Quarter ended September 30.............   12.38    11.00      .000      18.25    13.75      .133
  Quarter ended December 31..............   13.38    10.75      .000      18.75    15.88      .160
1994
  Quarter ended March 31.................   15.25    12.50      .075      18.50    15.63      .160
  Quarter ended June 30..................   16.00    13.13      .075      23.13    16.13      .180
  Third Quarter (through             ,
     1994)...............................

- ---------------
(1) Restated for each period to give effect for the 3 for 2 stock split declared on July 8, 1992 and the 3 for 2 stock split declared on August 5, 1993.

     The following table sets forth the last reported sale price per share of North Fork Common Stock and Metro Common Stock and the equivalent per share price for Metro Common Stock giving effect to the Merger on (i) June 24, 1994, the last business day preceding public announcement of the signing of the Merger
Agreement; and (ii)             , 1994, the last practicable date prior to the
mailing of this Joint Proxy Statement/Prospectus:

                                                                                   EQUIVALENT
                                                    NORTH FORK       METRO         PRICE PER
                                                   COMMON STOCK   COMMON STOCK   METRO SHARE(1)
                                                   ------------   ------------   --------------
    June 24, 1994................................     $14.00         $22.38          $24.63
                , 1994...........................

- ---------------
(1) The equivalent price per share of Metro Common Stock at each specified date was determined by multiplying the last reported sale price of a share of North Fork Common Stock on such date by the Exchange Ratio. For purposes of determining the Exchange Ratio, the Average Closing Price was assumed to be equal to the last reported sale price of North Fork Common Stock at each specified date (resulting in an Exchange Rate of 1.759 on June 24, 1994 and
                on             , 1994). The actual Exchange Ratio will be
    determined based on the Average Closing Price on the Valuation Date.

     Metro and North Fork stockholders are advised to obtain current market quotations for Metro Common Stock and North Fork Common Stock. The market price of North Fork Common Stock will fluctuate between the date of this Joint Proxy Statement/Prospectus and the Valuation Date, and between the Valuation Date and the Effective Time. Although the Merger Agreement provides that the Exchange Ratio will adjust to absorb fluctuations in the market price of North Fork Common Stock within certain ranges prior to the Valuation Date, fluctuations in such market price prior to the Effective Time could result in an increase or decrease in the market price as of the Effective Time of the shares of North Fork Common Stock to be received by Metro stockholders in the Merger. No assurance can be given concerning the market price of North Fork Common Stock before or after the Effective Time.

                       UNAUDITED SELECTED FINANCIAL DATA

     The following tables set forth selected historical consolidated financial data for North Fork for the five years ended December 31, 1993 and the six months ended June 30, 1994 and 1993, and for Metro for the five years ended September 30, 1993 and the six months ended June 30, 1994 and 1993. Because Metro's fiscal year ends on September 30 and North Fork's fiscal year ends on December 31, the financial data for Metro for the six months ended June 30 has been presented to coincide with the fiscal reporting period for North Fork. Following the Merger, the combined company's fiscal year, like that of North Fork, will end on December 31. The tables have been derived from, and should be read in conjunction with, the historical financial statements of North Fork and Metro, including related notes thereto, incorporated by reference in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The financial data for the six months ended June 30, 1994 and 1993 for North Fork and Metro reflect, in the opinions of the management of North Fork and Metro, respectively, all adjustments necessary for a fair presentation of such data. Results for these interim periods are not necessarily indicative of the results which may be expected for any other interim period or for the year as a whole.

                NORTH FORK BANCORPORATION, INC. AND SUBSIDIARIES
                       UNAUDITED SELECTED FINANCIAL DATA
                    (in thousands, except per share amounts)

                                        SIX MONTHS ENDED
                                            JUNE 30,                                YEARS ENDED DECEMBER 31,
                                     -----------------------     --------------------------------------------------------------
                                        1994         1993           1993         1992         1991         1990         1989
                                     ----------   ----------     ----------   ----------   ----------   ----------   ----------
CONSOLIDATED SUMMARY OF OPERATIONS
  Interest income..................  $   62,858   $   58,549     $  118,489   $  130,740   $  152,368   $  175,447   $  172,958
  Interest expense.................      20,966       20,590         41,136       59,578       88,209      112,710      107,982
                                     ----------   ----------     ----------   ----------   ----------   ----------   ----------
  Net interest income..............      41,892       37,959         77,353       71,162       64,159       62,737       64,976
  Provision for loan losses........       1,750        4,500          6,000       21,000       64,800       31,282        3,550
  Other noninterest income.........       8,326        8,597         16,510       14,647       11,305        7,798        7,187
  Net security gains (losses)......         (54)       1,391          1,457        9,408        8,942        3,080        1,863
  Other real estate owned
    expense........................       3,739        6,401         14,307       15,998       10,340        5,220          325
  Other noninterest expense........      26,604       26,100         52,396       54,299       47,833       45,548       41,326
                                     ----------   ----------     ----------   ----------   ----------   ----------   ----------
  Income (loss) before income
    taxes..........................      18,071       10,946         22,617        3,920      (38,567)      (8,435)      28,825
  Provision for (recovery of)
    income taxes...................       6,484        3,835          7,520        2,190       (4,941)      (4,958)       7,959
                                     ----------   ----------     ----------   ----------   ----------   ----------   ----------
  Net income (loss)................  $   11,587   $    7,111     $   15,097   $    1,730   $  (33,626)  $   (3,477)  $   20,866
                                      =========    =========      =========    =========    =========    =========    =========
  Weighted average shares of North
    Fork Common Stock..............      14,904       14,016         14,382       11,025        9,999        9,020        9,292
  Actual North Fork Common Stock
    Outstanding at period end......      14,248       14,031         14,109       11,842       10,781        9,096        9,030
CONSOLIDATED PER SHARE DATA
  APPLICABLE TO NORTH FORK COMMON
  STOCK
  Net income (loss)................  $     0.78   $     0.51     $     1.05   $     0.16   $    (3.36)  $    (0.39)  $     2.25
  Cash dividends declared(1).......        0.15         0.00           0.00         0.00         0.34         0.64         0.81
  Stated Book value at
    period-end.....................       11.39        10.39          10.95        10.12        10.18        14.45        15.79
  Tangible Book value at
    period-end.....................       10.77         9.70          10.29         9.27         9.19        13.20        14.47
CONSOLIDATED BALANCE SHEET DATA AT
  PERIOD END
  Securities Held to Maturity......  $  649,280   $  501,126     $  548,497   $  319,286   $   25,714   $  321,255   $  338,756
  Securities Available for
    Sale(2)........................     206,310      172,679        200,219      122,642      290,943            0            0
  Loans, net of unearned income....   1,011,086      993,281      1,017,084    1,045,183    1,218,829    1,194,031    1,293,033
  Allowance for loan losses........      44,353       55,538         46,625       58,497       54,164       28,501        9,734
  Excess of cost over fair value of
    assets acquired................       8,939        9,642          9,291        9,994       10,718       11,296       11,917
  Total assets.....................   2,020,338    1,835,169      1,883,881    1,700,857    1,778,182    1,657,179    1,790,304
  Deposits.........................   1,443,521    1,457,159      1,442,270    1,499,935    1,612,352    1,335,379    1,445,788
  Borrowings.......................     354,285      173,440        255,643       28,200          366      132,705      131,615
  Senior Debt......................      25,000       20,000         20,000       40,000       40,000       40,000       40,000
  Total stockholders' equity.......     162,351      145,807        154,472      119,823      109,791      131,386      142,577

- ---------------
(1) On March 22, 1994, North Fork reinstated its quarterly cash dividends and declared a cash dividend of 7 1/2 cents per share of North Fork Common Stock in the quarters ended March 31 and June 30, 1994.

(2) Effective January 1, 1994, North Fork adopted SFAS #115 designating certain securities as Available for Sale. At June 30, 1994, these securities were carried at fair market value resulting in a $4.7 million unrealized market loss. Stockholders' equity has been reduced by the net tax effect of this unrealized loss of $2.7 million. Prior to 1994, these securities were included in the Held for Sale category and carried at the lower of cost or market with unrealized losses or gains included in net income.

                      METRO BANCSHARES INC. AND SUBSIDIARY
                       UNAUDITED SELECTED FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                  SIX MONTHS
                                                     ENDED
                                                   JUNE 30,                          YEARS ENDED SEPTEMBER 30,
                                            -----------------------   --------------------------------------------------------
                                             1994(1)      1993(1)        1993        1992        1991        1990       1989
                                            ----------   ----------   ----------   --------   ----------   --------   --------
CONSOLIDATED SUMMARY OF OPERATIONS
  Interest income.........................  $   36,190   $   36,047   $   72,718   $ 79,784   $   73,487   $ 77,674   $ 73,844
  Interest expense........................      14,221       15,889       32,033     46,136       48,255     54,104     52,180
                                            ----------   ----------   ----------   --------   ----------   --------   --------
  Net interest income.....................      21,969       20,158       40,685     33,648       25,232     23,570     21,664
  Provision for loan losses...............       1,150        2,300        4,300      2,775        1,825      4,642        846
  Other noninterest income................       1,669        1,366        2,969      2,496        2,094      2,574      2,474
  Net security gains (losses).............         (18)           0            0        139          110          0      1,480
  Other real estate owned expense
    (income)..............................         108         (451)        (336)       276          323          0        (46)
  Other noninterest expense...............      10,113        9,798       19,684     19,116       14,830     14,310     14,152
                                            ----------   ----------   ----------   --------   ----------   --------   --------
  Income before income taxes..............      12,249        9,877       20,006     14,116       10,458      7,192     10,666
  Provision for income taxes..............       5,574        4,594        9,456      6,419        4,777      3,638      4,806
                                            ----------   ----------   ----------   --------   ----------   --------   --------
  Net income..............................  $    6,675   $    5,283   $   10,550   $  7,697   $    5,681   $  3,554   $  5,860
                                             =========    =========    =========   ========    =========   ========   ========
  Weighted average shares of Metro Common
    Stock assuming full dilution(2).......       5,442        5,395        5,421      5,344        5,162      5,313      5,288
  Actual Metro Common Stock Outstanding at
    period end(2).........................       5,077        5,068        5,068      5,063        5,049      5,313      5,313
CONSOLIDATED PER SHARE DATA APPLICABLE TO
  METRO COMMON STOCK(2)
  Net income..............................  $     1.23   $     0.98   $     1.95   $   1.44   $     1.10   $   0.67   $   1.00(3)
  Cash dividends declared.................        0.34         0.25         0.50       0.33         0.24       0.19       0.05
  Stated Book value at period end.........       16.28        13.72        14.18      12.51        11.23       9.94       9.37
  Tangible Book value at period end.......       13.52        10.34        10.83       8.98         7.52       6.25       5.51
CONSOLIDATED BALANCE SHEET DATA AT PERIOD
  END Investment and mortgage-backed
  securities..............................  $  149,233   $  242,404   $  223,151   $216,200   $  124,332   $ 68,040   $ 48,376
  Loans, net of unearned income...........     758,376      704,455      708,805    708,649      710,346    609,709    667,605
  Allowance for loan losses...............      10,676        9,714        9,931     11,086        9,558      5,550        898
  Excess of cost over fair value of assets
    acquired..............................      14,004       17,171       16,948     17,840       18,732     19,624     20,516
  Total assets............................   1,006,667    1,002,756    1,001,817    990,154    1,076,694    798,745    802,562
  Deposits................................     880,527      893,394      888,766    887,433      891,309    652,944    634,945
  Borrowings..............................      10,308       13,514       13,462     13,668       27,874     73,079     91,285
  Total stockholders' equity..............      82,644       69,546       71,838     63,324       56,684     52,824     49,801

- ---------------
(1) Metro's operating results for the six-months ended June 30, 1994 and 1993 are presented to conform with the reporting period of North Fork. Metro's operating results for the three month periods ended December 31, 1993 and 1992 have not been included in the foregoing and are presented in the following table.

                                                                            UNAUDITED
                                                                        THREE MONTHS ENDED
                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1993        1992
                                                                       --------     -------
    Net Interest Income..............................................  $ 10,745     $ 9,806
    Net Income before cumulative effect of accounting change.........  $  3,137     $ 2,375
    Net Income per share before cumulative effect of accounting
      change(2)......................................................  $   0.58     $  0.44

    The results for the three month period ended December 31, 1993 exclude the effect of the adoption of SFAS #109 Accounting for Income Taxes which added $3.7 million or $0.68 cents per share effective as of October 1, 1993.

(2) Restated to reflect Metro's 3 for 2 stock split declared on July 8, 1992 and the 3 for 2 stock split declared on August 5, 1993.

(3) Computed based on the net income from the conversion date, November 10, 1988, through September 30, 1989.

              UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA

     The following tables set forth certain selected condensed financial data for North Fork and Metro on an unaudited pro forma combined basis giving effect to the Merger as if the Merger had become effective on June 30, 1994, in the case of the balance sheet data presented, and if the Merger had become effective at the beginning of the periods indicated, in the case of the income statement data presented. The pro forma data in the tables assumes that the Merger is accounted for using the pooling of interests method of accounting. See "THE MERGER -- Anticipated Accounting Treatment." The unaudited pro forma combined condensed selected year-end balance sheet data reflects North Fork and Metro at their respective year-end reporting periods of December 31 and September 30 and for the periods then ended for the income statement data. Because Metro's fiscal year ends on September 30 and North Fork's fiscal year ends on December 31, financial data for the six months ended June 30, 1994 and 1993 combine North Fork and Metro with interim results presented to coincide with the reporting period for North Fork. Following the Merger, the combined company's fiscal year, like that of North Fork, will end on December 31. These tables should be read in conjunction with, and are qualified in their entirety by, the historical financial statements, including the notes thereto, of North Fork and Metro incorporated by reference herein and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. Certain Metro financial information has been restated to conform with North Fork. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

     The pro forma data and ratios set forth in the following tables do not reflect merger expenses and restructuring charges anticipated to be incurred by North Fork and Metro, the expected cost savings and revenue enhancement opportunities that could result from the Merger or any other items of income or expense which may result from the Merger. The unaudited pro forma combined selected financial data is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have occurred if the Merger had been consummated on June 30, 1994 or at the beginning of the periods indicated or which may be obtained in the future.

              NORTH FORK BANCORPORATION, INC. AND SUBSIDIARIES AND
                      METRO BANCSHARES INC. AND SUBSIDIARY
              UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                                                     YEARS ENDED
                                             SIX MONTHS ENDED                  DECEMBER 31 (NORTH FORK)
                                                 JUNE 30,                     AND SEPTEMBER 30 (METRO),
                                         -------------------------     ----------------------------------------
                                            1994           1993           1993           1992           1991
                                         ----------     ----------     ----------     ----------     ----------
CONSOLIDATED SUMMARY OF OPERATIONS
  Interest income......................  $   99,048     $   94,596     $  191,207     $  210,524     $  225,855
  Interest expense.....................      35,187         36,479         73,169        105,714        136,464
                                         ----------     ----------     ----------     ----------     ----------
  Net interest income..................      63,861         58,117        118,038        104,810         89,391
  Provision for loan losses............       2,900          6,800         10,300         23,775         66,625
  Other noninterest income.............       9,995          9,963         19,479         17,143         13,399
  Net security gains (losses)..........         (72)         1,391          1,457          9,547          9,052
  Other real estate owned expense......       3,847          5,950         13,971         16,274         10,663
  Other noninterest expense............      36,717         35,898         72,080         73,415         62,663
                                         ----------     ----------     ----------     ----------     ----------
  Income (loss) before income taxes....      30,320         20,823         42,623         18,036        (28,109)
  Provision for (recovery of) income
    taxes..............................      12,058          8,429         16,976          8,609           (164)
                                         ----------     ----------     ----------     ----------     ----------
  Net income (loss)....................  $   18,262     $   12,394     $   25,647     $    9,427     $  (27,945)
                                         ==========     ==========     ==========     ==========     ==========
  Weighted average shares of North Fork
    Common Stock outstanding:
    at Exchange Ratio of 1.759.........      24,476         23,506         23,918         20,425         19,079
    at Exchange Ratio of 1.645.........      23,856         22,891         23,300         19,816         18,490
  Pro Forma Actual North Fork Common
    Stock Outstanding:
    at Exchange Ratio of 1.759.........      23,177         22,945         23,023         20,749         19,661
    at Exchange Ratio of 1.645.........      22,599         22,368         22,446         20,171         19,086
CONSOLIDATED PER SHARE DATA APPLICABLE
  TO NORTH FORK COMMON STOCK AT
  EXCHANGE RATIO OF 1.759:
  Net income (loss)....................  $     0.75     $     0.53     $     1.07     $     0.46     $    (1.46)
  Cash dividends declared(1)...........        0.15           0.00           0.00           0.00           0.34
  Stated Book value at period-end......       10.57           9.39           9.83           8.83           8.47
  Tangible Book value at period-end....        9.58           8.22           8.69           7.49           6.97
CONSOLIDATED PER SHARE DATA APPLICABLE
  TO NORTH FORK COMMON STOCK AT
  EXCHANGE RATIO OF 1.645:
  Net income (loss)....................  $     0.77     $     0.54     $     1.10     $     0.48     $    (1.51)
  Cash dividends declared(1)...........        0.15           0.00           0.00           0.00           0.34
  Stated Book value at period-end......       10.84           9.63          10.08           9.08           8.72
  Tangible Book value at period-end....        9.83           8.43           8.91           7.70           7.18
CONSOLIDATED BALANCE SHEET DATA AT
  PERIOD END
  Securities Held to maturity..........  $  798,513     $  743,530     $  771,648     $  535,486     $  150,046
  Securities Available for Sale........     206,310        172,679        200,219        122,642        290,943
  Loans, net of unearned income........   1,769,462      1,697,736      1,725,889      1,753,832      1,929,175
  Allowance for loan losses............      55,029         65,252         56,556         69,583         63,722
  Excess of cost over fair value of
    assets acquired....................      22,943         26,813         26,239         27,834         29,450
  Total assets.........................   3,027,005      2,837,925      2,885,698      2,691,011      2,854,876
  Deposits.............................   2,324,048      2,350,553      2,331,036      2,387,368      2,503,661
  Borrowings...........................     364,593        186,954        269,105         41,868         28,240
  Senior Debt..........................      25,000         20,000         20,000         40,000         40,000
  Total Stockholders' Equity...........     244,995        215,353        226,310        183,147        166,475

- ---------------
(1) Represents cash dividends declared on North Fork common stock.
       See "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

                      UNAUDITED SELECTED FINANCIAL RATIOS

                                                                        SIX MONTHS
                                                                         ENDED(1)
                                                                         JUNE 30,                YEARS ENDED(2)
                                                                    ------------------    ----------------------------
                                                                     1994       1993       1993       1992      1991
                                                                    -------    -------    -------    ------    -------
PERFORMANCE RATIOS
  Return on Average Total Assets:
    North Fork...................................................     1.19%      0.83%      0.83%     0.10%      (1.91)%
    Metro........................................................     1.33%      1.06%      1.05%     0.76%       0.73%
    North Fork Pro Forma.........................................     1.24%      0.92%      0.91%     0.34%      (1.10)%
  Return on Average Total Stockholders' Equity:
    North Fork...................................................    14.72%     10.52%     10.59%     1.54%     (24.46)%
    Metro........................................................    16.95%     15.73%     15.57%    12.98%      10.47%
    North Fork Pro Forma.........................................    15.47%     12.25%     12.19%     5.57%     (14.58)%
  Net Interest Margin(3):
    North Fork...................................................     4.68%      4.88%      4.70%     4.52%       4.08%
    Metro........................................................     4.60%      4.24%      4.23%     3.46%       3.37%
    North Fork Pro Forma.........................................     4.65%      4.64%      4.53%     4.12%       3.86%
  Total Stockholders' Equity to Total Assets (end of period):....
    North Fork...................................................     8.04%      7.95%      8.20%     7.04%       6.17%
    Metro........................................................     8.21%      6.94%      7.17%     6.40%       5.26%
    North Fork Pro Forma.........................................     8.09%      7.59%      7.84%     6.81%       5.83%
CAPITAL RATIOS
  Tier 1 Risk-Based Capital(4):
    North Fork...................................................    14.21%     12.77%     13.59%    10.09%       7.76%
    Metro(7).....................................................    12.44%      9.09%      9.32%     7.76%       6.45%
    North Fork Pro Forma.........................................    13.62%     11.48%     12.07%     9.28%       7.34%
    Regulatory Minimum Requirement...............................     4.00%      4.00%      4.00%     4.00%       3.63%
  Total Risk-Based Capital(5):
    North Fork...................................................    15.49%     14.07%     14.88%    11.39%       9.26%
    Metro(7).....................................................    13.69%     10.34%     10.57%     9.26%       7.95%
    North Fork Pro Forma.........................................    14.90%     12.76%     13.35%    10.65%       8.84%
    Regulatory Minimum Requirement...............................     8.00%      8.00%      8.00%     8.00%       7.25%
  Leverage Ratio:
    North Fork...................................................     7.89%      7.69%      7.55%     6.50%       5.61%
    Metro(7).....................................................     6.91%      5.31%      5.57%     4.68%       3.59%
    North Fork Pro Forma.........................................     7.56%      6.84%      6.88%     5.83%       4.85%
ASSET QUALITY DATA:
  Allowance for Loan Losses to Net Loans (end of period):
    North Fork...................................................     4.39%      5.59%      4.58%     5.60%       4.44%
    Metro........................................................     1.41%      1.38%      1.40%     1.56%       1.35%
    North Fork Pro Forma.........................................     3.11%      3.84%      3.28%     3.97%       3.30%
  Allowance for Loan Losses to Nonperforming Loans (end of
    period):
    North Fork...................................................   136.04%    114.72%    132.10%    89.86%      69.41%
    Metro........................................................   183.47%    110.37%    114.08%    97.69%     125.15%
    North Fork Pro Forma.........................................   143.22%    114.05%    128.54%    91.03%      74.38%
  Net Charge-Offs to Average Net Loans:
    North Fork...................................................     0.80%      1.48%      1.78%     1.46%       4.26%
    Metro........................................................     0.20%      0.47%      0.78%     0.18%       0.09%
    North Fork Pro Forma.........................................     0.54%      1.07%      1.37%     0.97%       2.92%
  Nonperforming assets to Total Assets(6):
    North Fork...................................................     2.31%      5.29%      3.04%     7.44%       8.66%
    Metro........................................................     0.93%      1.08%      1.30%     1.32%       0.97%
    North Fork Pro Forma.........................................     1.85%      3.80%      2.43%     5.19%       5.76%

- ---------------
(1) Ratios for the periods ended June 30, 1994 and 1993 represent annualized amounts.

(2) Ratios for the three years ended represent North Fork at December 31, 1993 and Metro at September 30, 1993. North Fork pro forma combines North Fork and Metro at their respective year end periods. Ratios for the six month periods ended June 30, 1993 and 1994 include Metro for the six month periods to conform with that of North Fork.

(3) Net interest margin represents net interest income, stated on an estimated fully taxable equivalent basis, divided by average earning assets.

(4) Equal to stockholders' equity less intangibles divided by total risk weighted assets.

(5)Equal to stockholders' equity less intangibles plus the allowable portion of the allowance for loan losses divided by total risk weighted assets.

(6)Nonperforming assets include loans 90 days or more past due and still accruing, nonaccrual loans, other real estate owned and in-substance foreclosures.

(7)Metro's capital ratios have been recalculated to conform with North Fork's regulatory computational guidelines.

                      UNAUDITED COMPARATIVE PER SHARE DATA
                           AT EXCHANGE RATIO OF 1.759

                                                SIX MONTHS ENDED
                                                    JUNE 30,                 YEARS ENDED(5)
                                                -----------------     ----------------------------
                                                 1994       1993       1993       1992       1991
                                                ------     ------     ------     ------     ------
Fully Diluted Income (Loss) Per Share(1)
  North Fork..................................  $ 0.78     $ 0.51     $ 1.05     $ 0.16     $(3.36)
  Metro(4)....................................    1.23       0.98       1.95       1.44       1.10
  North Fork Pro Forma........................    0.75       0.53       1.07       0.46      (1.46)
  Metro Pro Forma Equivalent..................    1.32       0.93       1.88       0.81      (2.57)
Dividends Declared Per Share(2)
  North Fork..................................  $ 0.15     $ 0.00     $ 0.00     $ 0.00     $ 0.34
  Metro(4)....................................    0.34       0.25       0.50       0.33       0.24
  North Fork Pro Forma........................    0.15       0.00       0.00       0.00       0.34
  Metro Pro Forma Equivalent..................    0.26       0.00       0.00       0.00       0.60
Stated Book Value Per Share at Period End(3)
  North Fork..................................  $11.39     $10.39     $10.95     $10.12     $10.18
  Metro(4)....................................   16.28      13.72      14.18      12.51      11.23
  North Fork Pro Forma........................   10.57       9.39       9.83       8.83       8.47
  Metro Pro Forma Equivalent..................   18.59      16.52      17.29      15.53      14.90
Tangible Book Value Per Share at Period End
  (3)
  North Fork..................................  $10.77     $ 9.70     $10.29     $ 9.27     $ 9.19
  Metro (4)...................................   13.52      10.34      10.83       8.98       7.52
  North Fork Pro Forma........................    9.58       8.22       8.69       7.49       6.97
  Metro Pro Forma Equivalent..................   16.85      14.46      15.29      13.17      12.26

- ---------------
(1) Pro forma income (loss) per share data is calculated using historical income information for North Fork and Metro divided by the average pro forma shares of the combined entity. The average pro forma shares of the combined entity have been calculated by combining North Fork's historical average shares with the historical average shares of Metro as adjusted by an assumed Exchange Ratio of 1.759. The actual Exchange Ratio will be based upon the actual Average Closing Price and there can be no assurance as to whether the actual Exchange Ratio will be equal to or greater or less than the assumed ratio used in this table. See "THE MERGER -- Exchange Ratio." The Metro pro forma equivalent income per share amounts are computed by multiplying the North Fork pro forma amounts by the assumed Exchange Ratio.

(2) North Fork's pro forma dividends per share represent historical dividends paid by North Fork and assumes no changes in cash dividends per share. North Fork reinstated its cash dividend in the first quarter of 1994. Metro pro forma equivalent dividends per share represent such amounts multiplied by an assumed Exchange Ratio of 1.759. See "THE MERGER -- Exchange Ratio."

(3) North Fork pro forma stated and tangible book value per share amounts are based on the historical total stockholders' equity of the combined entity divided by the total pro forma common shares of the combined entity assuming an Exchange Ratio of 1.759. See "THE MERGER -- Exchange Ratio" The Metro pro forma equivalent stated book value and tangible book value per share amounts are computed by multiplying the North Fork pro forma amounts by an assumed Exchange Ratio of 1.759.

(4) Restated to reflect Metro's 3 for 2 stock split declared on July 8, 1992 and the 3 for 2 stock split declared on August 5, 1993.

(5) Represents year end reporting periods for North Fork at December 31 and for Metro at September 30.

                      UNAUDITED COMPARATIVE PER SHARE DATA
                           AT EXCHANGE RATIO OF 1.645

                                                SIX MONTHS ENDED
                                                    JUNE 30,                 YEARS ENDED(5)
                                                -----------------     ----------------------------
                                                 1994       1993       1993       1992       1991
                                                ------     ------     ------     ------     ------
Fully Diluted Income (Loss) Per Share(1)
  North Fork..................................  $ 0.78     $ 0.51     $ 1.05     $ 0.16     $(3.36)
  Metro(4)....................................    1.23       0.98       1.95       1.44       1.10
  North Fork Pro Forma........................    0.77       0.54       1.10       0.48      (1.51)
  Metro Pro Forma Equivalent..................    1.27       0.89       1.81       0.79      (2.48)
Dividends Declared Per Share(2)
  North Fork..................................  $ 0.15     $ 0.00     $ 0.00     $ 0.00     $ 0.34
  Metro(4)....................................    0.34       0.25       0.50       0.33       0.24
  North Fork Pro Forma........................    0.15       0.00       0.00       0.00       0.34
  Metro Pro Forma Equivalent..................    0.25       0.00       0.00       0.00       0.56
Stated Book Value Per Share at Period End(3)
  North Fork..................................  $11.39     $10.39     $10.95     $10.12     $10.18
  Metro(4)....................................   16.28      13.72      14.18      12.51      11.23
  North Fork Pro Forma........................   10.84       9.63      10.08       9.08       8.72
  Metro Pro Forma Equivalent..................   17.83      15.84      16.58      14.94      14.34
Tangible Book Value Per Share at Period End(3)
  North Fork..................................  $10.77     $ 9.70     $10.29     $ 9.27     $ 9.19
  Metro(4)....................................   13.52      10.34      10.83       8.98       7.52
  North Fork Pro Forma........................    9.83       8.43       8.91       7.70       7.18
  Metro Pro Forma Equivalent..................   16.17      13.87      14.66      12.67      11.81

- ---------------
(1) Pro forma income (loss) per share data is calculated using historical income information for North Fork and Metro divided by the average pro forma shares of the combined entity. The average pro forma shares of the combined entity have been calculated by combining North Fork's historical average shares with the historical average shares of Metro as adjusted by an assumed Exchange Ratio of 1.645. The actual Exchange Ratio will be based upon the actual Average Closing Price and there can be no assurance as to whether the actual Exchange Ratio will be equal to or greater than the assumed ratio used in this table. See "THE MERGER -- Exchange Ratio." The Metro pro forma equivalent income per share amounts are computed by multiplying the North Fork pro forma amounts by an Exchange Ratio of 1.645.

(2) North Fork's pro forma dividends per share represent historical dividends paid by North Fork and assumes no changes in cash dividends per share. North Fork reinstated its cash dividend in the first quarter of 1994. Metro pro forma equivalent dividends per share represent such amounts multiplied by an Exchange Ratio of 1.645. See "THE MERGER -- Exchange Ratio."

(3) North Fork pro forma stated and tangible book value per share amounts are based on the historical total stockholders' equity of the combined entity divided by the total pro forma common shares of the combined entity assuming an Exchange Ratio of 1.645. See "THE MERGER -- Exchange Ratio." The Metro pro forma equivalent stated book value and tangible book value per share amounts are computed by multiplying the North Fork pro forma amounts by an Exchange Ratio of 1.645.

(4) Restated to reflect Metro's 3 for 2 stock split declared on July 8, 1992 and the 3 for 2 stock split declared on August 5, 1993.

(5) Represents year end reporting periods for North Fork at December 31 and for Metro at September 30.

                                  THE MEETINGS

METRO MEETING


     General. This Joint Proxy Statement/Prospectus is being furnished to stockholders of Metro Bancshares Inc. ("Metro") in connection with the solicitation of proxies by the Board of Directors of Metro (the "Metro Board") for use at the special meeting of stockholders of Metro and at any adjournments or postponements thereof (the "Metro Meeting") to be held at the LaGuardia Marriott Hotel, 102-05 Ditmars Boulevard, East Elmhurst, New York 11369 on Thursday, November 10, 1994 at 10:00 a.m. local time. At the Metro Meeting, the stockholders of Metro will be asked to: (i) approve and adopt the Agreement and Plan of Merger, dated as of June 27, 1994 (the "Merger Agreement"), between North Fork Bancorporation, Inc. ("North Fork") and Metro and the consummation of the transactions contemplated thereby, which are more fully described herein; and (ii) act upon such other matters as may properly be brought before the Metro Meeting and at any adjournments or postponements thereof. A copy of the Merger Agreement is attached as Annex A hereto. The Merger Agreement provides for the acquisition of Metro by North Fork by means of the merger of Metro with and into North Fork (the "Merger"). Upon consummation of the Merger, each share of the common stock, par value $0.01 per share ("Metro Common Stock"), of Metro outstanding on the date of the Merger (except for certain specified shares described below) will be converted into and exchangeable for the number of shares of the common stock, par value $2.50 per share, of North Fork ("North Fork Common Stock"), equal to the Exchange Ratio (as defined below). See "THE MERGER -- Exchange Ratio."


     This Joint Proxy Statement/Prospectus constitutes a prospectus of North Fork with respect to the shares of North Fork Common Stock to be issued in connection with the Merger. The information in this Joint Proxy
Statement/Prospectus concerning North Fork and Metro has been furnished by each of such entities, respectively.

     HOLDERS OF METRO COMMON STOCK ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY TO METRO IN THE ENCLOSED POSTAGE-PAID ADDRESSED ENVELOPE.

     METRO STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

     Recommendation of the Board of Directors. The Metro Board has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Metro and its stockholders. The Metro Board therefore unanimously recommends that Metro's stockholders vote FOR approval of the Merger Agreement. See "THE MERGER -- Background of the Merger" and "-- Recommendation of the Boards of Directors; Reasons for the Merger -- Metro."


     Record Date; Voting; Solicitation and Revocation of Proxies. The Metro Board has fixed September 30, 1994 as the record date (the "Metro Record Date") for the determination of those Metro stockholders entitled to notice of and to vote at the Metro Meeting. Only holders of record of Metro Common Stock at the close of business on the Metro Record Date will be entitled to notice of and to
vote at the Metro Meeting. As of the Metro Record Date, there were    shares of
Metro Common Stock outstanding, entitled to vote and held by approximately holders of record. Each holder of record of shares of Metro Common Stock on the Metro Record Date is entitled to cast one vote per share on the proposal to approve and adopt the Merger Agreement, and on any other matter properly submitted for the vote of the Metro stockholders at the Metro Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Metro Common Stock entitled to vote at the Metro Meeting is necessary to constitute a quorum at the Metro Meeting. Abstentions will be counted as present for purposes of determining the presence or absence of a quorum at the Metro Meeting.


     The approval and adoption of the Merger Agreement by Metro stockholders will require the affirmative vote of the holders of a majority of the outstanding shares of Metro Common Stock entitled to vote thereon. As described in "THE MERGER -- Conditions to the Merger," such stockholder approval is a condition to consummation of the Merger. Under applicable Delaware law, in determining whether the Merger proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will be counted and will have the same effect as a vote against the proposal to approve and adopt the Merger Agreement.

     As of the Metro Record Date, directors and executive officers of Metro and
their affiliates may be deemed to be beneficial owners of           shares, or
approximately      % of the shares, of Metro Common Stock outstanding as of the
Record Date. Such persons have informed Metro that they intend to vote or direct the vote of all such shares of Metro Common Stock FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. As of the Metro Record Date, neither North Fork and its subsidiaries, nor the directors and executive officers of North Fork, beneficially owned any outstanding shares of Metro Common Stock.

     All shares of Metro Common Stock which are entitled to be voted and are represented at the Metro Meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at such meeting, and any adjournments or postponements thereof, in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR: (i) approval and adoption of the Merger Agreement, and (ii) otherwise in the discretion of the proxy holders as to any other matter which may come before the Metro Meeting or any adjournment or postponement thereof, including, among other things, a motion to adjourn or postpone the Metro Meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise; provided, however, that no proxy which is voted against the proposal to approve and adopt the Merger Agreement will be voted in favor of any such adjournment or postponement.

     If any other matters are properly presented at the Metro Meeting for consideration, the persons named in the form of proxy enclosed herewith and acting thereunder will have discretionary authority to vote on such matters in accordance with their best judgment; provided, however, that such discretionary authority will only be exercised to the extent possible under applicable federal and state securities and corporation laws. Metro does not have any knowledge of any matters to be presented at the Metro Meeting other than the matters set forth above under "-- General."

     Any proxy given by a Metro stockholder pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Metro, at or before the taking of the vote at the Metro Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Metro before the taking of the vote at the Metro Meeting, or (iii) attending the Metro Meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequently executed proxy should be sent so as to be delivered to Metro Bancshares Inc., 100 Jericho Quadrangle, Jericho, New York 11753, Attention: William De Cicco, Secretary, or hand delivered to Mr. De Cicco at or before the taking of the vote at the Metro Meeting.

     Metro will bear all expenses of this solicitation of proxies from the holders of Metro Common Stock, except that the cost of preparing and mailing this Joint Proxy Statement/Prospectus will be borne equally by Metro and North Fork. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Metro in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Metro has retained Registrar and Transfer Company, a proxy soliciting firm, to assist in such solicitation. The fee to be paid to such firm is not expected to exceed $2,500 plus reasonable out-of-pocket costs and expenses. In addition, Metro will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so.

NORTH FORK MEETING


     General. This Joint Proxy Statement/Prospectus is being furnished to stockholders of North Fork in connection with the solicitation of proxies by the Board of Directors of North Fork (the "North Fork Board") for use at the special meeting of stockholders of North Fork and at any adjournments or postponements thereof (the "North Fork Meeting", and together with the Metro Meeting, the "Special Meetings") to be held at the Radisson Hotel, Islandia, Hauppauge, New York, on Thursday, November 10, 1994 at 10:00 a.m.

local time. At the North Fork Meeting, the stockholders of North Fork will be asked to: (i) approve and adopt the Merger Agreement and the consummation of the transactions contemplated thereby, which are more fully described herein; and
(ii) act upon such other matters as may properly be brought before the North Fork Meeting and at any adjournments or postponements thereof. A copy of the Merger Agreement is attached as Annex A hereto.

     HOLDERS OF NORTH FORK COMMON STOCK ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY TO NORTH FORK IN THE ENCLOSED POSTAGE-PAID ADDRESSED ENVELOPE.

     NORTH FORK STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

     Recommendation of the Board of Directors. The North Fork Board has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, North Fork and its stockholders. The North Fork Board therefore unanimously recommends that North Fork's stockholders vote FOR approval of the Merger Agreement. See "THE MERGER -- Background of the Merger" and "-- Recommendation of the Boards of Directors; Reasons for the Merger -- North Fork."


     Record Date; Voting; Solicitation and Revocation of Proxies. The North Fork Board has fixed September 30, 1994 as the record date (the "North Fork Record Date") for the determination of those North Fork stockholders entitled to notice of and to vote at the North Fork Meeting. Only holders of record of North Fork Common Stock at the close of business on the North Fork Record Date will be entitled to notice of and to vote at the North Fork Meeting. As of the North
Fork Record Date, there were           shares of North Fork Common Stock
outstanding, entitled to vote and held by approximately      holders of record.
Each holder of record of shares of North Fork Common Stock on the North Fork Record Date is entitled to cast one vote per share on the proposal to approve and adopt the Merger Agreement, and on any other matter properly submitted for the vote of the North Fork stockholders at the North Fork Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of North Fork Common Stock entitled to vote at the North Fork Meeting is necessary to constitute a quorum at the North Fork Meeting. Abstentions will be counted as present for purposes of determining the presence or absence of a quorum at the North Fork Meeting.


     The approval and adoption of the Merger Agreement by North Fork stockholders will require the affirmative vote of the holders of a majority of the outstanding shares of North Fork Common Stock entitled to vote thereon. As described in "THE MERGER -- Conditions to the Merger," such stockholder approval is a condition to consummation of the Merger. Under applicable Delaware law, in determining whether the Merger proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will be counted and will have the same effect as a vote against the proposal to approve and adopt the Merger Agreement.

     As of the North Fork Record Date, directors and executive officers of North Fork and their affiliates may be deemed to be beneficial owners of
shares of North Fork Common Stock, or approximately      % of the shares of
North Fork Common Stock outstanding as of the Record Date. Such persons have informed North Fork that they intend to vote or direct the vote of all such shares of North Fork Common Stock FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. As of the North Fork Record Date, neither Metro nor its subsidiaries, nor the directors and executive officers of Metro, beneficially owned any shares of North Fork Common Stock.

     All shares of North Fork Common Stock which are entitled to be voted and are represented at the North Fork Meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at such meeting, and any adjournments or postponements thereof, in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR: (i) approval and adoption of the Merger Agreement and (ii) otherwise in the discretion of the proxy holders as to any other matter which may come before the North Fork Meeting or any adjournment or postponement thereof, including, among other things, a motion to adjourn or postpone the North Fork Meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise; provided, however, that no proxy which is voted against the proposal to approve and adopt the Merger Agreement will be voted in favor of any such adjournment or postponement.

     If any other matters are properly presented at the North Fork Meeting for consideration, the persons named in the form of proxy enclosed herewith and acting thereunder will have discretionary authority to vote on such matters in accordance with their best judgment; provided, however, that such discretionary authority will only be exercised to the extent possible under applicable federal and state securities and corporation laws. North Fork does not have any knowledge of any matters to be presented at the North Fork Meeting other than the matters set forth above under "-- General."

     Any proxy given by a North Fork stockholder pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of North Fork, at or before the taking of the vote at the North Fork Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of North Fork before the taking of the vote at the North Fork Meeting, or (iii) attending the North Fork Meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequently executed proxy should be sent so as to be delivered to North Fork Bancorporation, Inc., 9025 Route 25, Mattituck, New York, 11952,
Attention: Anthony Abate, Secretary, or hand delivered to Mr. Abate at such address at or before the taking of the vote at the North Fork Meeting.

     North Fork will bear all expenses of this solicitation of proxies from the holders of North Fork Common Stock, except that the cost of preparing and mailing this Joint Proxy Statement/Prospectus will be borne equally by Metro and North Fork. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of North Fork in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. North Fork has retained D.F. King & Co. Inc., a proxy soliciting firm, to assist in such solicitation. The fee to be paid to such firm is not expected to exceed $5,500 plus reasonable out-of-pocket costs and expenses. In addition, North Fork will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so.

                                   THE MERGER

     The following information concerning the Merger, insofar as it relates to matters contained in the Merger Agreement, describes the material aspects of the Merger but does not purport to be a complete description and is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and attached hereto as Annex A. North Fork and Metro stockholders are urged to read carefully the Merger Agreement.

GENERAL

     Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver (where permissible) of certain conditions, including, among other things, the receipt of all necessary regulatory approvals, the expiration of all waiting periods in respect thereof, and the approval of the Merger Agreement by the requisite vote of the stockholders of North Fork and Metro, Metro will be merged with and into North Fork. North Fork shall be the surviving corporation in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Metro shall terminate.

     Immediately after the consummation of the Merger, Bayside Federal Savings Bank, a federally chartered stock savings bank and a wholly owned subsidiary of Metro ("Bayside Federal"), will merge (the "Subsidiary Bank Merger") with and into North Fork Bank, a New York-chartered stock commercial bank and a wholly owned subsidiary of North Fork. See "CERTAIN RELATED TRANSACTIONS -- Subsidiary Bank Merger Agreement."

EXCHANGE RATIO

     At the Effective Time (as defined below), each issued and outstanding share of Metro Common Stock, except for shares held directly or indirectly by Metro or North Fork (other than shares held by North Fork or Metro in a fiduciary capacity ("Trust Account Shares") or in respect of a debt previously contracted ("DPC Shares")), will be converted into and exchangeable for the number of shares (the "Exchange Ratio") of North Fork Common Stock determined by dividing $25.50 by the Average Closing Price (as defined below), provided, however, that
(I) if the Average Closing Price is equal to or greater than $15.50, the Exchange Ratio will be 1.645 and (II) except as described in the next sentence, if the Average Closing Price is equal to or less than $14.50, the Exchange Ratio will be 1.759. If the Average Closing Price is less than $12.50, Metro may terminate the Merger Agreement unless North Fork increases the Exchange Ratio such that the shares of North Fork Common Stock issued in exchange for each share of Metro Common Stock have a value (valued at the Average Closing Price) of $21.99. The Average Closing Price is defined as the average closing sales price per share of the North Fork Common Stock on the New York Stock Exchange (the "NYSE") for the 20 consecutive trading days ending on the 5th business day (the "Valuation Date") prior to the date on which the last required regulatory approval for the Merger, the Subsidiary Bank Merger and the other transactions contemplated by the Merger Agreement is obtained, without regard to any requisite waiting periods in respect thereof. Each share of North Fork Common Stock issued in the Merger will include the corresponding number of rights attached thereto pursuant to North Fork's Rights Agreement (as defined below) (see "DESCRIPTION OF NORTH FORK CAPITAL STOCK -- Rights Plan").

     If the Average Closing Price is less than $12.50 and, in response to an election by Metro to terminate the Merger Agreement, North Fork elects to increase the Exchange Ratio, the Exchange Ratio will be equal to the quotient obtained by dividing (i) $21.99 by (ii) the Average Closing Price. See
"-- Waiver and Amendment; Termination" below. Assuming the Merger is approved by the holders of Metro Common Stock, the Metro Board may elect not to terminate the Merger Agreement and to consummate the Merger without resoliciting Metro stockholders if the Average Closing Price is less than $12.50, even though, as a result of the application of the Exchange Ratio, the value of the shares of North Fork Common Stock (valued at the Average Closing Price) issued in exchange for each share of Metro Common Stock would be less than $21.99. In such a situation, in considering whether to consummate the Merger without the resolicitation of Metro stockholders, the Metro Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, its evaluation of the then-existing economic conditions and trends, its evaluation of the respective business, financial condition, results of operations and prospects of each of Metro and North Fork, its evaluation of the overall condition of the thrift and commercial banking industries and the advice of its financial advisor and legal counsel. Metro stockholders will have no vote in the decision of the Metro Board to either terminate the Merger Agreement or elect to consummate the Merger in the event that the Average Closing Price is less than $12.50. See "-- Waiver and Amendment; Termination" below.

     Assuming the Merger is approved by the holders of North Fork Common Stock and the Average Closing Price is less than $12.50, the North Fork Board may elect to increase the Exchange Ratio and to consummate the Merger without resoliciting North Fork stockholders even though, as a result of such adjustment, the number of shares of North Fork Common Stock to be issued in the Merger would increase. In such a situation, in considering whether to increase the Exchange Ratio and consummate the Merger without the resolicitation of North Fork stockholders, the North Fork Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, the advice of its financial advisor and legal counsel. Such relevant facts and circumstances would include the North Fork Board's evaluation of the dilutive impact of a higher Exchange Ratio to North Fork's stockholders, its evaluation of the strategic importance to North Fork of the acquisition of Metro relative to any such dilutive impact and the accretive prospects of the acquisition, its evaluation of the synergies of Metro's business relative to North Fork, Metro's financial condition, operating performance, and prospects, and the advice of North Fork's financial advisor as to the fairness of such higher Exchange Ratio to North Fork stockholders from a financial point of view. North Fork stockholders will have no vote in the decision of the North Fork Board to either permit Metro to terminate the Merger Agreement or elect to increase the Exchange Ratio in the event that the Average Closing Price is less than $12.50. See "-- Waiver and Amendment; Termination" below.

     The formula for determining the Exchange Ratio was arrived at through arms-length negotiations between Metro and North Fork. If North Fork effects a stock dividend, split-up or combination, or other distribution in North Fork Common Stock, an appropriate adjustment to the Exchange Ratio will be made.

     Under the terms of the Merger Agreement, the Exchange Ratio will be determined by reference to the Average Closing Price of North Fork Common Stock as of the Valuation Date. Due to the requirements of applicable law, among other reasons, it is possible that the Valuation Date will occur 30 days or more prior to the Effective Time. The market price of North Fork Common Stock will fluctuate between the date of this Joint Proxy Statement/Prospectus and the Valuation Date, and between the Valuation Date and the Effective Time. Although the Merger Agreement provides that the Exchange Ratio will adjust to absorb fluctuations in the market price of North Fork Common Stock within certain ranges prior to the Valuation Date, fluctuations in such market price prior to the Effective Time could result in an increase or decrease in the market price as of the Effective Time of the shares of North Fork Common Stock to be received by Metro stockholders in the Merger. If the Valuation Date had been September
  , 1994, the Exchange Ratio would have been      . For further information
concerning the market prices of North Fork Common Stock and Metro Common Stock, see "MARKET PRICES AND DIVIDEND INFORMATION." No assurance can be given concerning the market price of North Fork Common Stock before or after the Effective Time.

     No fractional shares of North Fork Common Stock will be issued in connection with the Merger. In lieu of the issuance of fractional shares, North Fork will make a cash payment to each Metro stockholder who otherwise would be entitled to receive a fractional share equal to the product of (i) the fractional interest which a Metro stockholder would otherwise receive and (ii) the average of the closing sale prices of North Fork Common Stock on the NYSE for the five trading days immediately preceding the Effective Time.

     Upon consummation of the Merger, any shares of Metro Common Stock that were owned by Metro as treasury stock or that were held directly or indirectly by North Fork other than in a fiduciary capacity or in respect of a debt previously contracted will be canceled and retired and no payment will be made with respect thereto.

     Based on the capitalization of North Fork and Metro as of June 30, 1994, upon consummation of the Merger, the stockholders of Metro will own North Fork
Common Stock representing approximately   % of the outstanding North Fork Common
Stock following the Merger assuming an Exchange Ratio of 1.645 or approximately
  % of the outstanding North Fork Common Stock following the Merger assuming an Exchange Ratio of 1.759. As more fully described above, the Exchange Ratio could be as low as 1.645 and there is no limit as to how high the Exchange Ratio could be if the Average Closing Price is less than $12.50 (assuming that North Fork elects to increase the Exchange Ratio in response to a decision by Metro to
terminate the Merger Agreement). Such percentages would range from   % to   %,
depending on whether the shares of Metro Common Stock and North Fork Common Stock issuable upon exercise of outstanding Metro stock options and North Fork stock options and warrants (vested and unvested) are issued. For purposes of these calculations, except as set forth above, it is assumed that no other shares of North Fork Common Stock and Metro Common Stock are issued.

     If the Merger had been consummated on December 31, 1993, North Fork and Metro would have accounted for 62.0% and 38.0%, respectively, of the revenue of the combined entity. Further, North Fork and Metro would have represented 65.3% and 34.7%, respectively, of the total assets and 68.3% and 31.7%, respectively, of the stockholders' equity of the combined company. Such amounts exclude consideration of merger and restructuring charges expected to be made in connection with the Merger.

     In addition, at the Effective Time, each outstanding and unexercised option to purchase shares of Metro Common Stock (a "Metro Option") will be assumed by North Fork. After the Effective Time, each Metro Option will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Metro Option immediately prior to the Effective Time (with the exception of a limited rights feature contained in certain Metro Options which has been eliminated in order to ensure that the Merger qualifies for pooling of interests accounting treatment), the number of shares of North Fork Common Stock equal to the product, rounded down to the nearest share, of the number of shares of Metro Common Stock subject to the Metro Option and the Exchange Ratio, at a price per share equal to the exercise price per share of Metro Common Stock otherwise purchasable pursuant to such Metro Option divided by the Exchange Ratio, rounded up to the nearest cent.

     The Merger Agreement also provides that each holder of a Metro Option, whether or not then vested, will have the right at the Effective Time to elect to convert all or a portion of his or her Metro Options which have not expired prior to the Effective Time into the right (which right must be exercised at least 5 days prior to the Closing Date by written notice to North Fork) to receive such number of shares (rounded to the nearest whole share) of North Fork Common Stock as are equal in value (determined by valuing each share of North Fork Common Stock at the Average Closing Price) to the excess of (i) the number of shares of Metro Common Stock subject to such option multiplied by the Exchange Ratio multiplied by the Average Closing Price of the North Fork Common Stock over (ii) the aggregate exercise price of such option, except that no such election shall be made if such right is inconsistent with any of the conditions to consummation of the Merger contained in the Merger Agreement.

BACKGROUND OF THE MERGER

     Bayside Federal Savings Bank converted to the stock form of organization in November of 1988. The period subsequent to the conversion has been one of continued and substantial change in the banking industry, characterized by heightened regulatory scrutiny, intensifying competition and consolidation. During such time, the effects of the downturn in the local economy and real estate market as well as significant changes in the regulatory environment, as evidenced by the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, helped, in part, to depress the market value of the Metro Common Stock (which value reached a low (as adjusted for certain stock splits) of $1.83 on October 26, 1990), as well as the price of the common stock of many other financial institutions based in or around Metro's market area.

     Metro's management and the Metro Board focused on these changes and sought to best position Metro and its stockholders. It was during this period that Metro first engaged an investment banking firm to render general financial advisory services as well as merger and acquisition services to Metro. In September of 1992, that firm was replaced by Keefe, Bruyette & Woods, Inc. ("KBW"). Although Metro was not actively soliciting offers to sell Metro, the investment advisors were instructed to present any indications of interest to senior management in order for the Metro Board and senior management to evaluate all methods of enhancing stockholder value.

     From 1990 through 1994, Metro received several unsolicited preliminary indications of interest from other entities as well as private investors concerning possible interests in pursuing a merger with or acquisition of Metro. Other than with respect to those matters discussed below, these indications of interest were informal in nature and no formal offers resulted therefrom. On four occasions, Metro entered into confidentiality agreements with parties who expressed an interest in acquiring Metro. All indications of interest were analyzed by Metro's financial advisor and were presented by the senior management of Metro to the Metro Board for review and analysis. Each of these indications of interest was rejected by Metro for a variety of reasons, including the proposed range of consideration being discussed, the timing of the offer, the pre-existing economic and market conditions, and the proposed structure of the transaction.

     One such indication of interest came from North Fork in April of 1993. At that time, Metro's Chief Executive Officer, David G. Herold, was approached by North Fork's Chief Executive Officer, John Adam Kanas, concerning North Fork's interest in pursuing a possible business combination with Metro. On April 23, 1993, the Metro Board discussed North Fork's indication of interest and voted to enter into a confidentiality agreement with North Fork, which was signed on May 5, 1993. Subsequent to entering into this agreement, North Fork conducted a due diligence examination of Metro. Shortly thereafter, Mr. Kanas contacted Mr. Herold and indicated that North Fork had an interest in acquiring Metro in a stock-for-stock merger and discussed a possible exchange ratio for the transaction. The Metro Board, with the assistance of KBW, analyzed the possible exchange ratio proposed by North Fork, and thereafter determined to inform North Fork that Metro was not interested in pursuing the merger on the terms proposed by North Fork.


     In September of 1993, Mr. Herold was contacted by a savings and loan holding company which indicated an interest in exploring the possibility of acquiring Metro. Similarly, in November of 1993, Mr. Herold was contacted by another savings and loan holding company, which had explored the possibility of a merger with Metro approximately one year earlier, indicating a renewed interest in exploring a merger. Metro provided both of these companies with confidential information concerning Metro. While neither of these interested parties made a formal offer to acquire Metro, each did provide a preliminary indication of interest, consisting primarily of preliminary ranges of values placed on Metro Common Stock (neither of which offered a premium to the then-existing market price of Metro Common Stock) and proposed transaction structures, including a "merger of equals" structure. Thereafter, Metro, through its senior management, the Metro Board and KBW, conducted more detailed discussions with these interested parties. KBW assisted Metro's senior management and the Metro Board in the financial analysis of these indications of interest. Metro determined that neither indication of interest would be an appropriate method to significantly enhance stockholder value. This determination was based in part on the lack of a premium to the market price of the Metro Common Stock and the inconsistent earnings stream and lack of a dividend payment by one of the interested parties. The determination was also based in part on the "merger of equals" structure contemplated by the transaction proposed by the other interested party, which would have afforded no premium to the then-existing market price of Metro Common Stock.



     At a June 1, 1994, meeting of the Bayside Executive Committee, several alternative strategies for Metro were evaluated, including the possibilities of merging, being acquired or remaining an independent company. On June 9, 1994, Mr. Kanas once again approached Mr. Herold concerning North Fork's interest in pursuing a possible business combination with Metro. On June 16, 1994, the North Fork Board met with the management of North Fork to discuss the merits of an acquisition of Metro. On June 17, 1994, the North Fork Board again met to receive a presentation from North Fork's management and legal and financial advisors concerning the advisability of making a proposal to acquire Metro, and the North Fork Board determined to make such a proposal. On the same day, North Fork submitted to Mr. Herold a preliminary proposal to acquire Metro. Thereafter, North Fork updated its due diligence investigation of Metro. On June 22, 1994, the Metro Board met (the "June 22nd Meeting") to consider the preliminary proposal made by North Fork. At the June 22nd Meeting, KBW made a presentation to the Metro Board which included a discussion of the financial terms of the North Fork proposal, a description of the historical market prices for both Metro

Common Stock and North Fork Common Stock, a comparison of the financial and market performance of Metro to that of a group of savings institutions in the New York area, a comparison of the financial and market performance of North Fork to that of a group of banking institutions in the Middle Atlantic and New England regions, a comparison of the North Fork proposal to numerous recent transactions involving the purchase of thrift institutions, an analysis of North Fork's financial ability to acquire Metro relative to certain other banking institutions and an analysis of the range of potential values, based on a discounted cash flow analysis, of Metro Common Stock. See "-- Opinions of Financial Advisors" below. Legal counsel also attended this meeting. At the meeting, the Metro Board unanimously voted to authorize Mr. Herold to enter into negotiations with North Fork concerning the terms of a merger agreement, including the proposed exchange ratio, and to periodically report to the Metro Board with respect to the results of such negotiations. During the next several days, Metro conducted a due diligence examination of North Fork, which was to be supplemented by further due diligence if a merger agreement were executed. In the interim, Metro and North Fork conducted nearly continual arms-length negotiations with respect to the Merger Agreement. Each financial advisor advised the respective management and Board of Directors throughout the negotiations as to both strategies to be utilized in the negotiations and as to its preliminary views of the fairness of the exchange ratio then being discussed.

     On June 27, 1994, the Metro Board considered and approved, by unanimous vote, the Merger, the Merger Agreement, the Stock Option Agreement and the related transactions. Presentations were made by both KBW and Metro's legal counsel. At the special meeting, members of Metro's senior management, together with its legal and financial advisors, reviewed with the Metro Board, among other things, the background of the proposed transaction, the potential benefits of the transaction, including the strategic rationale for the transaction, a summary of their due diligence findings, financial and valuation analyses of the transaction and the terms of the proposed agreements. The KBW presentation included its updated analysis of the North Fork proposal and the other financial analyses (except the historical market analysis) which were presented at the June 22nd Meeting. Additionally, KBW delivered to the Metro Board its oral opinion to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to Metro stockholders.

     On June 27, 1994, the North Fork Board considered and approved, by unanimous vote, the Merger, the Merger Agreement, the Stock Option Agreement and the related transactions. Presentations were made by both M.A. Schapiro and North Fork's legal counsel. At the special meeting, members of North Fork's senior management, together with its legal and financial advisors, reviewed with the North Fork Board, among other things, the background of the proposed transaction, the potential benefits of the transaction, including the strategic rationale for the transaction, a summary of their due diligence findings, financial and valuation analyses of the transaction and the terms of the proposed agreements. In addition, M.A. Schapiro delivered to the North Fork Board its oral opinion to the effect that, as of such date, the aggregate consideration to be paid by North Fork in the Merger was fair to North Fork's stockholders from a financial point of view.

RECOMMENDATION OF THE BOARDS OF DIRECTORS; REASONS FOR THE MERGER

     Metro. The Metro Board believes that the Merger is fair to, and in the best interests of, Metro and its stockholders. Accordingly, the Metro Board has unanimously approved the Merger Agreement and recommends that Metro's stockholders vote FOR the approval and adoption of the Merger Agreement and consummation of the transactions contemplated thereby. See "-- Background of the Merger" above and "-- Opinions of Financial Advisors -- Metro" below.

     In reaching its decision to approve the Merger Agreement, the Metro Board consulted with its legal advisors regarding the legal terms of the transaction and the Metro Board's obligations in its consideration of the proposed transaction, its financial advisors regarding the financial aspects of the proposed transaction and the fairness of the Exchange Ratio, as well as with management of Metro, and, without assigning any relative or specific weights, considered a number of factors, both from a short-term and a longer-term perspective, including the following:

          (i) the Metro Board's familiarity with and review of Metro's business, financial condition, results of operations and prospects, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated therewith;

          (ii) the current and prospective environment in which Metro operates, including national and local economic conditions, the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation in the financial services industry, particularly in Metro's market area;

          (iii) information concerning the business, financial condition, results of operations, asset quality and prospects of North Fork, including the long-term growth potential of North Fork Common Stock, the future growth prospects of North Fork and Metro following the proposed Merger and the potential synergies expected from the Merger and the business risks associated therewith;

          (iv) the oral and written presentations and the oral opinion of Metro's financial advisor, KBW, that the Exchange Ratio was fair to the holders of Metro Common Stock from a financial point of view;

          (v) the financial and other significant terms of the proposed Merger with North Fork including the terms and conditions of the Merger Agreement and the Stock Option Agreement;

          (vi) the benefits of a business combination with a bank holding company such as North Fork;

          (vii) the compatibility of the respective businesses of North Fork and Metro and North Fork's commitment to the communities it serves;

          (viii) the broader range of products and services, as well as greater convenience, which will be afforded Metro customers as a result of the merger;

          (ix) the anticipated tax-free nature of the Merger to Metro stockholders (except for the portion of the consideration paid in cash for fractional shares). See " -- Certain Federal Income Tax Consequences" below; and

          (x) the alternative strategic courses available to Metro, including remaining independent or exploring other indications of interest from other potential acquirors.

     North Fork. The North Fork Board believes that the Merger is fair to, and in the best interests of, North Fork and its stockholders. Accordingly, the North Fork Board has unanimously approved the Merger Agreement and recommends that North Fork's stockholders vote FOR the approval and adoption of the Merger Agreement and consummation of the transactions contemplated thereby.

     In reaching its decision to approve the Merger Agreement, the North Fork Board consulted with its legal advisors regarding the legal terms of the transaction and the North Fork Board's obligations in its consideration of the proposed transaction, its financial advisors regarding the financial aspects and fairness of the proposed transaction, as well as with management of North Fork, and, without assigning any relative or specific weights, considered a number of factors, both from a short-term and a longer-term perspective, including the following:

          (i) the North Fork Board's familiarity with and review of North Fork's business, operations, financial condition, earnings and prospects, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated therewith;

          (ii) the North Fork Board's review, based in part on a presentation by North Fork management regarding its due diligence on Metro, of the business, operations, earnings and financial condition of Metro on an historical, prospective and pro forma basis, and the enhanced opportunities for growth that the Merger makes possible;

          (iii) a variety of factors affecting and relating to the overall strategic focus of North Fork including, without limitation, opportunities for growth in deposits, assets and earnings, and opportunities available to North Fork in the market areas where Metro conducts business;

          (iv) the current and prospective economic, competitive and regulatory environment facing financial institutions, including North Fork;

          (v) the terms of the Merger Agreement, the Stock Option Agreement and the other documents executed in connection with the Merger;

          (vi) the anticipated revenue enhancement, cost savings and efficiencies available from the Merger; and

          (vii) the financial advice rendered by M.A. Schapiro and the opinion of M.A. Schapiro as to the fairness to North Fork's stockholders from a financial point of view of the aggregate consideration to be paid by North Fork in the Merger.

OPINIONS OF FINANCIAL ADVISORS


     Metro. Pursuant to an engagement letter dated as of June 20, 1994 (the "Engagement Letter"), Metro retained KBW on an exclusive basis to render financial advisory and investment banking services to Metro in connection with a possible business combination between Metro and North Fork. KBW had been providing general advisory and investment banking services to Metro since September 1992.


     KBW is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of bank, bank holding company and thrift institution securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW was selected by Metro on the basis of its familiarity with Metro, its qualifications, its previous experience in similar transactions and its reputation in the banking and investment communities. KBW has acted exclusively for the Metro Board in rendering its fairness opinion and will receive a fee from Metro for its services.

     In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Metro and North Fork, and, as a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, equity securities of Metro and North Fork for its own account and for the accounts of its customers. To the extent that KBW has any such position as of the date of the fairness opinion attached as Annex C hereto, it has been disclosed to Metro.

     At the June 27, 1994 special meeting of the Metro Board, KBW rendered its oral opinion to the Metro Board to the effect that, as of such date, the Exchange Ratio was fair to the stockholders of Metro from a financial point of view. KBW has also delivered a written opinion to the Metro Board dated as of the date of this Joint Proxy Statement/Prospectus to the effect that, as of such date, the Exchange Ratio was fair to the stockholders of Metro from a financial point of view.

     THE FULL TEXT OF KBW'S OPINION IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX
C. METRO STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY KBW IN CONNECTION THEREWITH.

     KBW's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any Metro stockholder as to how such stockholder should vote at the Special Meeting.

     In connection with its opinion, KBW reviewed, analyzed and relied upon the following material relating to the financial and operating condition of Metro and North Fork: (i) the Merger Agreement; (ii) Annual

Reports to Stockholders and Annual Reports on Form 10-K for the four years ended December 31, 1993 for North Fork and September 30, 1993 for Metro; (iii) certain interim reports to stockholders of Metro and North Fork and Quarterly Reports on Form 10-Q of Metro and North Fork and certain other communications from Metro and North Fork to their respective stockholders; (iv) other financial information concerning the businesses and operations of Metro and North Fork furnished to KBW by Metro and North Fork for the purpose of KBW's analysis, including certain internal financial analyses and forecasts for Metro and North Fork prepared by senior management of Metro and North Fork; (v) certain publicly available information concerning the trading of, and the trading market for, the common stock of Metro and North Fork; and (vi) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry. Additionally, in connection with its written opinion attached as Annex C to this Joint Proxy Statement/Prospectus, KBW reviewed a draft of this Joint Proxy Statement/Prospectus in substantially the form hereof. KBW also held discussions with senior management of Metro and North Fork concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations. KBW also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of banks, bank holding companies and thrift institutions generally. KBW's opinion was necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to KBW through the date thereof.

     In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and KBW did not attempt to verify such information independently. KBW relied upon the managements of Metro and North Fork as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to KBW and assumed that such forecasts reflected the best available estimates and judgments of such managements and that such forecasts will be realized in the amounts and in the time periods estimated by such managements. KBW also assumed, without independent verification, that the aggregate allowances for loan losses for Metro and North Fork are adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of the property of Metro or North Fork, nor did KBW examine any individual loan credit files. KBW was informed by Metro, and assumed for purposes of its opinion, that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles.

     Prior to rendering the written opinion attached as Annex C to this Joint Proxy Statement/Prospectus, KBW reviewed with the Metro Board on June 22, 1994 certain financial aspects of the proposed Merger and rendered an oral opinion as to the fairness of the Exchange Ratio to the Metro Board on June 27, 1994. Set forth below is a summary of the material factors considered by and valuation methodologies presented by KBW to the Metro Board on June 22, 1994 and June 27, 1994 and utilized by KBW in connection with rendering its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Metro's Stockholders.

     Analysis of the North Fork Offer. KBW reviewed certain historical financial information for Metro and North Fork and calculated the imputed value of the North Fork offer to holders of Metro Common Stock. KBW calculated the multiple which the Exchange Ratio represents, based on an assumed per share purchase price of $25.50, when compared to Metro's March 31, 1994 stated book value per share of $15.88, its estimated fully diluted book value per share of $14.93, its estimated fully diluted tangible book value per share of $12.39, its estimated fully diluted tangible book value per share, adjusted for the recapture of Metro's bad debt reserve, of $11.73 per share, and its trailing twelve months earnings (excluding the effects of an accounting change) of $2.21 per share. The price to stated book value multiple was 1.61 times, the price to fully diluted book value multiple was 1.71 times, the price to fully diluted tangible book value multiple was 2.06 times, the price to fully diluted tangible book value adjusted for the recapture of the bad debt reserve multiple was 2.17 times and the price to trailing twelve months earnings per share multiple was
11.54 times. KBW also described the financial effect of the feature of the Exchange Ratio that generally would enable each share of Metro to be exchanged for no more than 1.759 and no less than 1.645 shares of North Fork Common Stock. KBW also noted that, based on the closing price of North Fork's Common Stock on June 24, 1994

($14.00 per share) and assuming that the Average Closing Price was equal to such closing price, the Exchange Ratio under the North Fork proposal would be 1.759 and Metro's stockholders would receive North Fork Common Stock with a value (valued at such closing price) of $24.63.

     Selected Group Analysis. KBW compared the financial performance and market performance of North Fork based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of two groups of northeastern bank holding companies. For purposes of such analysis, the financial information used by KBW was as of and for the three months ended March 31, 1994 and the market price information was as of June 24, 1994. The companies in the first group ("Group A") had total assets ranging from approximately $3.4 billion to approximately $6.1 billion, and included OnBancorp, Dauphin Deposit Corp., Summit Bancorp, Keystone Financial Inc., and Valley National Bancorp. The companies in the second group ("Group B") had total assets ranging from approximately $0.6 billion to approximately $2.0 billion, including UST Corp., Trustco Bank Corp. of New York, Susquehanna Bancshares, Central Jersey Bancorp, Banknorth Group, Inc., and Suffolk Bancorp.

     KBW's analysis showed the following concerning North Fork's financial performance: that its return on equity on an annualized basis was 14.22% compared with an average of 15.27% for Group A and 10.07% for Group B; that its return on assets on an annualized basis was 1.15% compared with an average of 1.34% for Group A and 0.86% for Group B; that its net interest margin on an annualized basis was 4.57% compared with an average of 4.15% for Group A and 4.66% for Group B; that its efficiency ratio on an annualized basis was 51.66% compared with an average of 53.87% for Group A and 63.89% for Group B; that its equity to assets ratio was 8.07% compared to an average of 8.94% for Group A and 8.46% for Group B; that its ratio of nonperforming assets to total loans and other real estate owned was 6.35% compared to an average of 1.66% for Group A and 2.72% for Group B; that its ratio of loan loss reserves to nonperforming loans was 97.01% compared to an average of 165.42% for Group A and 106.10% for Group B; and that its ratio of nonperforming assets to equity plus loan loss reserves was 33.79% compared to an average of 9.48% for Group A and 17.56% for Group B.

     KBW's analysis further showed the following concerning North Fork's market performance: that North Fork's price to earnings multiple based on 1994 estimated earnings was 9.33 times compared to an average of 10.83 times for Group A and 11.48 times for Group B; that its price to earnings multiple based on 1995 estimated earnings was 8.48 times compared to an average of 9.82 times for Group A and 10.55 times for Group B; that its dividend yield was 2.14% compared to an average of 3.58% for Group A and 2.88% for Group B; and that its price to book value multiple was 1.26 times compared to an average of 1.76 times for Group A and 1.56 times for Group B. For purposes of the above calculations, all earnings estimates are based upon the published estimates of KBW's equity research department. The comparison group averages exclude North Fork.

     KBW compared the financial performance and market performance of Metro based on various financial measures of earnings performance, expense ratio, capital adequacy and asset quality and various measures of market performance including price to earnings and market to book values to those of a group of thrift institutions with assets ranging from approximately $0.5 billion to approximately $9.4 billion, which included Dime Savings Bank of New York, Anchor Bancorp Inc., GP Financial Corp., Brooklyn Bancorp, Astoria Financial Corp., Long Island Bancorp, The Greater New York Savings Bank, TR Financial Corp., Fidelity New York, FSB, New York Bancorp, JSB Financial, Inc., North Side Savings Bank, Haven Bancorp, Queens County Bancorp, Reliance Bancorp, Hamilton Bancorp, Sunrise Bancorp and Bay Ridge Bancorp. For purposes of such analysis, the financial information used by KBW was as of and for the three months ended March 31, 1994 (except with respect to Long Island Bancorp, JSB Financial, Inc., Haven Bancorp and Bay Ridge Bancorp which was based on financial data as of and for the three months ended December 31, 1993) and the market price data was as of June 24, 1994 (except for Metro which was based on the closing price of Metro Common Stock on June 21, 1994).

     KBW's analysis showed the following concerning Metro's financial performance: that its return on assets on an annualized basis was 1.29% compared with an average of 0.99% for the group; that its return on equity on an annualized basis was 16.46% compared with an average of 11.53% for the group; that its net interest margin on an annualized basis was 4.44% compared with an average of 3.66% for the group; that its expense ratio on an annualized basis was 1.97% compared with an average of 1.94% for the group; that its equity to assets ratio was 7.97% compared to an average of 10.89% for the group; that its net chargeoffs to average total loans ratio was 0.42% compared to an average of 0.44% for the group; that its loan loss reserves to nonperforming loans ratio was 173% compared to an average of 60.99% for the group; that its ratio of nonperforming assets to total assets was 1.05% compared to an average of 3.69% for the group; and that its ratio of nonperforming assets to equity plus loan loss reserves was 10.25% compared to an average of 32.18% for the group.

     KBW's analysis further showed the following concerning Metro's market performance: that its price to earnings multiple based on 1994 estimated earnings was 9.10 times compared to an average of 11.13 times for the group; that its price to earnings multiple based on 1995 estimated earnings was 8.60 times compared to an average of 9.29 times for the group; and that its price to book value multiple was 1.35 times compared to an average of 0.96 times for the group. For the purposes of the above calculations, all earnings estimates are based on the published estimates of KBW's equity research department. The peer group averages exclude Metro.

     Relative Stock Price Performance. KBW examined the history of trading prices for both Metro Common Stock and North Fork Common Stock for the periods from January 1989 to June 1994 and from January 1992 to June 1994. KBW also examined the relationship between movements of the market prices for Metro Common Stock and North Fork Common Stock to movements in the Keefe Bank Index of 24 banking companies and the S&P 500 Index over these two periods. This analysis showed that, while the price of North Fork Common Stock had improved since mid-1992, Metro Common Stock outperformed North Fork Common Stock over both the period from January 1989 to June 1994 and January 1992 to June 1994. Additionally, the analysis showed that the rate of increase in the market price of North Fork Common Stock over the period from January 1992 to December 1992 generally did not vary significantly from the Keefe Bank Index and the S&P 500 Index but that it had substantially outperformed these two indices over the period from December 1992 through June 1994.

     Analysis of Selected Merger Transactions. KBW reviewed certain financial data related to 30 bank holding company acquisitions of thrifts. The selected acquisitions included the following transactions which were the most recently announced of the 30 transactions analyzed (identified by acquiror/acquiree):
First of America/F&C Bancshares Inc.; Shawmut National Corporation/Northeast Federal Corporation; First Union Corporation/Home Federal Savings Bank; UJB Financial/Palisade Savings Bank; Allied Bankshares/First Savings Bank; Fleet Financial Group/NBB Bancorp, Inc.; Huntington Bancshares/FirstFed Northern Kentucky; Susquehanna Bancshares/Atlanfed Bancorp; Susquehanna Bancshares/Fairfax Financial; and NBD Bancorp/AmeriFed Financial Corporation.

     KBW calculated averages for the premium to the target's market price, earnings (either trailing 12 month earnings or nine month earnings annualized), stated book value and tangible book value and separate averages for those transactions analyzed which were treated as pooling of interest transactions. The calculations yielded, as of the date of announcement of these transactions, the following average multiples: (i) price offered as a multiple of market price of the target's shares of 1.27 times (1.24 times for pooling transactions), compared with a multiple of 1.14 times (measured as of June 22, 1994) associated with the North Fork proposal; (ii) price offered as a multiple of earnings of
15.65 times (15.02 times for pooling transactions), compared with 11.54 times associated with the North Fork proposal; and (iii) price offered as a multiple of book value of 1.59 times (1.58 times for pooling transactions), compared with a multiple of 1.61 times associated with the North Fork proposal.

     No company or transaction used as a comparison in the above analysis is identical to Metro, North Fork or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

     Affordability Analysis. KBW compared the financial ability of North Fork to acquire Metro relative to a selected group of other regional banks, including KeyCorp, First Fidelity Bancorp, First Empire State Corp., Anchor Bancorp Inc., Astoria Financial Corporation, New York Bancorp, and Queens County Savings Bank as measured by earnings per share ("EPS") dilution and incremental EPS dilution (i.e., EPS dilution on the shares issued). The analysis was based on 1995 earnings estimates, market price data as of June 24, 1994 (except for Metro, which was based on June 21, 1994 market data) and financial data as of March 31, 1994. Using a range of per share bid prices of $22.00 to $30.00, KBW calculated pro forma EPS dilution and pro forma incremental EPS dilution. KBW's analysis showed that, at an assumed bid price of $25.50 per share (without accounting, for the purpose of this comparative analysis, for the provisions in the Merger Agreement which provide for an adjustment to the Exchange Ratio within certain parameters), the EPS dilution incurred by North Fork would be 8.00% and the earnings or cost savings required to eliminate such dilution would be $3.32 million as compared to an estimated range of EPS dilution that would be incurred by the comparison group of institutions of between 0.47% and 6.70% and a range of earnings or cost savings required to eliminate such dilution of between $1.28 million and $4.85 million. Additionally, KBW's analysis showed that the incremental EPS dilution incurred by North Fork would be 19.75% compared to an estimated range of incremental EPS dilution that would be incurred by the comparison group of institutions of between 8.67% and 26.47%.

     KBW also illustrated the earnings dilution that would be incurred by North Fork taking into account the proposed provisions in the Merger Agreement which provide for an adjustment to the Exchange Ratio within certain parameters. The analysis showed that, based upon estimated 1995 earnings, North Fork would incur approximately 4.13% to 6.72% of EPS dilution. This analysis also showed that the earnings or cost savings required to eliminate such dilution would range between approximately $1.6 million and $2.8 million, net of tax.

     Contribution Analysis. KBW analyzed the relative contribution of each of Metro and North Fork to certain balance sheet and income statement items, including assets, deposits, stockholders' equity and estimated earnings. KBW then compared the relative contribution of such balance sheet and income statement items, with ownership percentages of between approximately 38% and 40% for Metro stockholders based on an Exchange Ratio that could range between 1.645 and 1.759. The contribution analysis showed that under the North Fork proposal, Metro would contribute approximately 34% of the combined assets, 38% of the combined deposits, 34% of the combined stockholders' equity and 35% of the estimated 1995 earnings of the two companies (before cost savings).

     Pro forma EPS, Book Value and Dividends per Share. KBW analyzed the pro forma EPS, book value and dividends per share of Metro assuming a range for the Exchange Ratio of 1.645 shares to 1.759 shares of North Fork Common Stock for each share of Metro Common Stock. Based on twelve months trailing earnings per share of $2.21 for Metro and a 1994 EPS estimate of $1.52 for North Fork, Metro's pro forma 1994 EPS would range from $2.40 to $2.57, reflecting an 8.6% and 16.3% increase, respectively. Metro's pro forma March 31, 1994 stated book value per share would range from $17.21 to $18.40, an 8.4% and 15.9% increase, respectively, from Metro's stated book value per share of $15.88. Metro's pro forma March 31, 1994 tangible book value per share would range from $15.51 to $16.59, an 18.6% and 26.8% increase, respectively, over Metro's tangible book value per share of $13.08. Metro's pro forma annualized dividends per share would range from $.66 to $.70, an 8.6% and 2.2% decrease, respectively, from Metro's annualized dividend per share of $0.72.

     Discounted Cash Flow Analysis. KBW estimated the present value of future streams of after-tax cash flows that Metro could produce through 1996. The analysis was based on several assumptions, including a $0.79 dividend per share in 1996, and an earnings per share of $2.61 in 1996. A terminal value was calculated for 1996 by multiplying Metro's projected 1996 earnings by a price/earnings multiple of 9.00 times. This terminal valuation and the annual dividend payments were discounted at 12.0%, producing a present value of $18.53. In addition, KBW provided a sensitivity analysis based on two different scenarios. The first scenario was based on the assumption that Metro remains independent until year end 1996, at which time all Metro stockholders simultaneously sell their Metro shares into the open market ("Scenario I"). Using Scenario I, KBW showed a range of discounted values that would result if discount rates ranging from 10% to 15% were utilized and terminal price to earning multiples of 7.00 times to 10.00 times were applied. This analysis showed a range of values of $13.73 to $21.48 per share for Scenario I. The second scenario was based on the assumption that Metro remains independent until year end 1996, at which time all shares of Metro Common Stock are sold in a merger or acquisition ("Scenario II"). Using Scenario II, KBW showed a range of discounted values that would result if discount rates ranging from 10% to 15% were utilized and terminal price to earning multiples of
10.85 times to 12.50 times were applied. This analysis showed a range of values of $20.34 to $26.39 per share for Scenario II. KBW compared these values to the potential value provided to Metro shareholders in the Merger.

     This analysis was based upon varying assumptions concerning earnings growth rates, dividend rates and exit multiples, which assumptions are themselves based upon many factors and assumptions many of which are beyond the control of Metro and North Fork. As indicated below, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any security may trade at the present time or any time in the future.

     The summary contained herein provides a summary description of the material analyses prepared by KBW in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by KBW in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. KBW believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in KBW's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be KBW's view of the actual value of Metro or North Fork. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.

     In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Metro and North Fork. The analyses performed by KBW are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of KBW's analysis of the fairness, from a financial point of view, of the Exchange Ratio and were provided to the Metro Board in connection with the delivery of KBW's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, KBW's opinion, along with its presentation to the Metro Board, was just one of many factors taken into consideration by the Metro Board in unanimously approving the Merger Agreement. See "-- Recommendation of the Boards of Directors; Reasons for the Merger -- Metro" above.

     Pursuant to the Engagement Letter, Metro has agreed to pay KBW a cash fee of 0.70% of the total consideration paid to Metro's stockholders pursuant to the Merger which fee will total approximately $1,000,000 (assuming that the shares of North Fork Common Stock to be received in exchange for each share of Metro Common Stock surrendered pursuant to the Merger have an aggregate market value of $25.50 on the Closing Date). Such fee is payable as follows: $150,000 was paid upon the signing of the Merger Agreement; $150,000 will be paid upon the mailing of this Joint Proxy Statement/Prospectus and the remainder is contingent upon and will be paid at the closing of the Merger. Metro also has agreed to indemnify KBW against certain liabilities, including liabilities under the federal securities laws, and to reimburse KBW for certain out-of-pocket expenses. KBW has also provided general advisory and investment banking services to Metro since September 1992 and, pursuant to an engagement letter, dated January 21, 1993, KBW is entitled to be paid an annual retainer fee of $40,000 for such services. Through the date hereof, KBW has received fees totalling $40,000 pursuant to such general retainer letter.

     Prior to its retention by Metro in connection with the Merger, KBW provided professional services to North Fork as exclusive agent for a private placement of 1,040,000 shares of North Fork Common Stock in March of 1993. In connection therewith, North Fork paid KBW a fee of $348,400 plus KBW's out-of-pocket expenses. KBW has not been engaged by North Fork to render investment banking services and has not received any fees from North Fork since that time.

     North Fork. M.A. Schapiro has delivered its written opinions to the North Fork Board that, as of June 27, 1994 and as of the date of this Joint Proxy Statement/Prospectus, the aggregate consideration to be paid by North Fork in the Merger was fair, from a financial point of view, to the stockholders of North Fork. No limitations were imposed by the North Fork Board upon M.A. Schapiro with respect to the investigations made or procedures followed by M.A. Schapiro in rendering its opinions.

     THE FULL TEXT OF THE OPINION OF M.A. SCHAPIRO DATED THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY M.A. SCHAPIRO, IS ATTACHED HERETO AS ANNEX D. NORTH FORK STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. M.A. SCHAPIRO'S OPINIONS ARE DIRECTED ONLY TO THE AGGREGATE CONSIDERATION TO BE PAID BY NORTH FORK IN THE MERGER AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY NORTH FORK STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE NORTH FORK MEETING. THE SUMMARY OF THE OPINIONS OF M.A. SCHAPIRO SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINIONS. THE JUNE 27, 1994 OPINION IS SUBSTANTIALLY IDENTICAL TO THE OPINION ATTACHED HERETO.

     In connection with its opinion dated the date hereof, M.A. Schapiro reviewed, among other things: (a) the Merger Agreement and the Stock Option Agreement; (b) this Joint Proxy Statement/Prospectus; (c) publicly available reports filed with the Commission by North Fork and Metro; (d) certain other publicly available financial and other information concerning North Fork and Metro; (e) certain other internal information, including financial forecasts, relating to North Fork and Metro, prepared by the managements of North Fork and Metro and furnished to M.A. Schapiro for purposes of its analysis; and (f) publicly available information concerning certain other banks, bank holding companies, savings banks, and savings and loan holding companies, the trading markets for their securities and the nature and terms of certain other merger and acquisition transactions believed relevant to its inquiry. M.A. Schapiro also met with certain officers and representatives of North Fork and Metro to discuss the foregoing as well as other matters relevant to its inquiry, including the past and current business operations, results of regulatory examinations, financial condition, current loan quality and trends, and future prospects of North Fork and Metro, both separately and on a combined basis. In addition, M.A. Schapiro reviewed the reported price and trading activity for North Fork and Metro Common Stock, compared certain financial and stock market information for North Fork and Metro with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking and thrift industries specifically and other industries generally and performed such other studies and analyses as it considered appropriate. M.A. Schapiro also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. M.A. Schapiro's opinions were necessarily based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to M.A. Schapiro through the dates thereof.

     In conducting its review and in arriving at its opinion, M.A. Schapiro relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt independently to verify the same. M.A. Schapiro relied upon the accuracy of the representations made by Metro and North Fork in the Merger Agreement and assumed that North Fork did not exercise its right to increase the Exchange Ratio above
1.759 shares. M.A. Schapiro relied upon the managements of North Fork and Metro as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to M.A. Schapiro, and assumed that such financial forecasts reflected the best currently available estimates and judgments of such managements and that such financial forecasts would be realized in the amounts and in the time periods estimated by such managements. M.A. Schapiro also assumed, without independent verification, that the aggregate allowances for loan losses for North Fork and Metro were adequate to cover such losses. M.A. Schapiro did not make or obtain any evaluations or appraisals of the property of North Fork or Metro. M.A. Schapiro assumed for purposes of its opinion that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. M.A. Schapiro was retained by the North Fork Board to express an opinion as to the fairness, from a financial point of view, to the North Fork stockholders of the aggregate consideration to be paid by North Fork in the Merger. M.A. Schapiro did not address any issue other than the fairness of the payment of such aggregate consideration, from a financial point of view, to North Fork stockholders and did not address North Fork's underlying business decision to proceed with the Merger.

     In connection with rendering its opinions to the North Fork Board, M.A. Schapiro performed a variety of financial analyses which are summarized below. M.A. Schapiro believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying M.A. Schapiro's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, M.A. Schapiro made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of North Fork and Metro. Any estimates contained in M.A. Schapiro's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the price at which companies or their securities actually may be sold. None of the analyses performed by M.A. Schapiro was assigned a greater significance by M.A. Schapiro than any other.

     The following is a brief summary of the material analyses performed by M.A. Schapiro in connection with its opinions:

     (a) Summary. M.A. Schapiro summarized the terms of the Merger, including the conversion of each share of Metro Common Stock into the right to receive no less than 1.645 shares nor more than 1.759 shares of North Fork Common Stock. M.A. Schapiro also analyzed competitive and economic factors in New York as they affect financial institutions, earnings sensitivity, pricing comparability and earnings per share estimates for the pro forma company.

     (b) Analysis of Other Merger Transactions. M.A. Schapiro analyzed certain other thrift merger and acquisition transactions in the Northeast (including the states of CT, ME, MA, NH, NJ, NY, PA, RI and VT), announced during the period from January 1, 1993 to June 27,1994, in which the total consideration was over $25 million. M.A. Schapiro compared price/earnings, price/fully diluted book value and price/fully diluted tangible book value multiples of the Merger to the median multiples for the transactions analyzed. Set forth below are the median deal multiples presented to the North Fork Board:

                                                                      MEDIAN OF
                                                                       SELECTED
                                                                      NORTHEAST
                                                    NORTH FORK/         THRIFT
                                                     METRO(1)        ACQUISITIONS
                                                    -----------   ------------------
                Price/Earnings....................      11.5x             16.3x
                Price/Book Value..................     164.9%            162.8%
                Price/Tangible Book Value.........     198.7             168.0

- ---------------

(1) Multiples based upon North Fork's closing price of $14.00 on June 24, 1994.



     M.A. Schapiro's analysis showed that the range of implied valuations of Metro, applying the median deal multiplies described above to Metro's earnings, book value and tangible book value, was $20.81 to $34.87 per share. The results produced in this analysis do not purport to be indicative of actual values or expected values of Metro or the shares of Metro Common Stock.

     The selected thrift acquisition transactions for the Northeast included in calculating the above median multiples are:

STATE   STATE
 OF       OF
BUYER   TARGET                    BUYER                                   TARGET
- -----   ------   ---------------------------------------  ---------------------------------------
CT       CT      Shawmut National Corporation             Northeast Federal Corp.
RI       MA      Citizens Financial Group                 Quincy Savings Bank
PA       NJ      Sovereign Bancorp                        Charter FSB Bancorp, Inc.
NJ       NJ      UJB Financial Corp.                      Palisade Savings Bank
RI       MA      Fleet Financial Group, Inc.              NBB Bancorp, Inc.
NY       NY      First Empire State Corporation           Ithaca Bancorp, Inc.
PA       PA      First Commonwealth Financial Corp.       Reliable Financial Corp.
PA       NJ      Sovereign Bancorp                        Shadow Lawn Savings Bank, FSB
CT       MA      Shawmut National Corporation             West Newton Savings Bank
PA       PA      CoreStates Financial Corp.               Germantown Savings Bank
NY       NY      Anchor Bancorp, Inc.                     Lincorp Holdings
MA       MA      Bank of Boston Corporation               Pioneer Financial Co-op Bank
NJ       NJ      The Summit Bancorporation                Crestmont Financial Corp.
NJ       NY      First Fidelity Bancorporation            First-Inter Bancorp Inc.
PA       PA      Fulton Financial Corporation             Central Pennsylvania Financial Corp.
NJ       NJ      UJB Financial Corp.                      VSB Bancorp, Inc.
PA       PA      USBANCORP, Inc.                          Johnstown Savings Bank
NJ       NJ      Hubco, Inc.                              Washington Bancorp
CT       CT      Shawmut National Corporation             Gateway Financial Corporation
RI       MA      Citizens Financial Group                 Neworld Bancorp
PA       PA      Penn First Bancorp, Inc.                 ESB Bancorp
RI       MA      Fleet Financial Group, Inc.              Sterling Bancshares Corporation
MA       MA      Bank of Boston Corporation               BankWorcester Corporation
CT       MA      Shawmut National Corporation             Peoples Bancorp of Worcester, Inc.
NJ       CT      First Fidelity Bancorporation            Greenwich Financial
PA       PA      Keystone Financial, Inc.                 Elmwood Bancorp
PA       PA      PNC Bank Corp.                           United Federal Bancorp
PA       PA      Sovereign Bancorp                        Valley Federal S&LA
NJ       NY      First Fidelity Bancorporation            Peoples Westchester
RI       MA      Citizens Financial Group                 Boston Five Bancorp
NJ       NY      First Fidelity Bancorporation            Village Financial Services


     (c) Discounted Cash Flow. M.A. Schapiro used two scenarios in performing discounted cash flow analyses of Metro. The first scenario assumed annual earnings appreciation of Metro of 5%, discount rates of 12% to 16%, different terminal price multiples ranging from 10x to 14x to apply to 1998 estimated earnings and a 30% dividend payout. This first scenario showed a range of present values per share of Metro Common Stock from $16.46 to $26.04. The second scenario used the same assumptions as the first scenario, with the exception that assumed annual earnings appreciation for Metro was 10%. This second scenario showed a range of present values per share of Metro Common Stock from $19.54 to $31.05. M.A. Schapiro utilized the discounted cash flow analysis because it is a widely used valuation methodology, but the analysis is based on numerous assumptions that are subject to change. As such, the results produced in this analysis do not purport to be indicative of the actual values or expected values of Metro or the shares of Metro Common Stock.


     (d) Analysis of the Combined Company. M.A. Schapiro analyzed certain balance sheet and income statement data for North Fork and Metro on a pro forma combined basis. Such analysis reviewed the profitability, capital, credit quality, and market niches of North Fork and Metro. The analysis showed, among other things, that the combined company would have nearly $3 billion in assets and stockholder's equity in excess of $225 million after one-time restructuring charges to be taken in connection with the Merger. Profitability was analyzed assuming no expense savings and the impact of realizing approximately $10 million per year in expense savings.

     (e) Exchange Ratio Analysis. M.A. Schapiro considered the effect of the limitations on the Exchange Ratio contained in the Merger Agreement. The effect of such limitations is that the stockholders of Metro could receive North Fork Common Stock valued (at the Average Closing Price) at more or less than $25.50 per share of Metro Common Stock if the Average Closing Price is above $15.50 per share or below $14.50 per share.

     (f) Analysis of Comparable Companies. M.A. Schapiro analyzed the relative performance and outlook for Metro by comparing certain financial information of Metro with a group of selected publicly traded thrift institutions located in New York. The group of twenty-two companies included Anchor Bancorp, Inc., ALBANK Financial Corporation, Astoria Financial Corporation, BSB Bancorp, Inc., Dime Bancorp, Incorporated, Fidelity New York, FSB, GP Financial Corporation, The Greater New York Savings Bank, Haven Bancorp, Inc., JSB Financial, Inc., Long Island Bancorp, North Side Savings Bank, New York Bancorp Inc., Queens County Bancorp, Inc., Rochester Community Savings Bank, TR Financial Corp., First Inter-Bancorp Inc., Hamilton Bancorp, Inc., Poughkeepsie Savings Bank, FSB, Progressive Bank, Inc., Reliance Bancorp, Inc., and Sunrise Bancorp, Inc.

     M.A. Schapiro compared Metro with the comparable thrifts based upon selected operating statistics, including capitalization, profitability and credit quality, using data at or for the twelve months ended March 31, 1994. The median capitalization levels for the comparable thrifts was 8.45% common equity to assets, 8.45% tangible common equity to assets, and 14.62% core capital ratio. Metro's ratios for these measures were 7.97%, 6.66%, and 12.18%, respectively. The median return on average assets was 0.92% for the comparable thrifts and 1.29% for Metro. For return on average equity, the median for comparable thrifts was 10.14% and 16.43% for Metro. The median net interest margin was 3.50% and 4.38% for Metro. The median ratio of nonperforming assets to loans and other real estate owned was 4.21% for the comparable thrifts and 4.99% for Metro. The median ratio of reserves to nonperforming assets was 36.63% for the comparable thrifts and 27.85% for Metro, while reserves to total loans was 1.63% for the comparable thrifts and 1.40% for Metro.

     M.A. Schapiro also analyzed the relative operating performance of North Fork and the pro forma combined operating performance of North Fork and Metro by comparing certain financial information with a group of selected publicly traded commercial banks and bank holding companies located in New York. The group of nineteen companies included Arrow Financial Corporation, CNB Financial Corp., Commercial Bank of New York, Community Bancorp, Inc., Community Bank System, Inc., Evergreen Bancorp, Inc., First Empire State Corporation, The First of Long Island Corp., FNB Rochester Corp, Gateway Bancorp, Inc., Merchants New York Bancorp, Inc., NBT Bancorp, Inc., ONBANCorp, Inc., State Bancorp, Inc., Sterling Bancorp, Suffolk Bancorp, Tompkins County Trust Company, TrustCo Bank Corp NY, and U.S. Trust Corporation.

     M.A. Schapiro compared North Fork's current operating performance and its pro forma operating performance with the comparable companies based upon selected operating statistics, including capitalization, profitability and credit quality, using data at or for the twelve months ended March 31, 1994. The median capitalization levels for the comparable companies was 7.59% common equity to assets, 7.07% tangible common equity to assets, and 14.08% Tier 1 capital ratio. North Fork's ratios for these measures were 8.07%, 7.62%, and 13.81%. On a pro forma basis, including one-time restructuring charges, these ratios would have been 7.77%, 7.03% and 12.74%, respectively. The median return on average assets was 1.07% for the comparable companies, 1.13% for North Fork, 1.18% for the combined company and 1.38% pro forma with $10 million in expense savings. For return on average equity, the median level was 14.08%, 14.03% for North Fork, 14.83% for the combined company and 17.23% with expense savings. The median net interest margin was 4.87%, 4.51% for North Fork and 4.45% for the combined company. The median ratio of nonperforming assets to loans and other real estate owned was 1.67% for the comparable companies, 6.48% for North Fork and 5.86% for the combined company. The median ratio of reserves to nonperforming assets was 94.16% for the comparable companies, 68.36% for North Fork and 53.98% for the combined company, while reserves to total loans was 2.10% for the comparable companies, 4.51% for North Fork and 3.20% for the combined company.

     In connection with its opinion dated the date of this Joint Proxy Statement/Prospectus, M.A. Schapiro also confirmed the appropriateness of its reliance on the analysis used to render its June 27,1994 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.

     M.A. Schapiro is a nationally recognized investment banking firm that specializes in the commercial banking and thrift industries. M.A. Schapiro is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements, recapitalizations, competitive biddings, secondary distributions of listed and unlisted securities and valuations for estate, corporate and other purposes. North Fork selected M.A. Schapiro as its financial advisor because of its reputation and because M.A. Schapiro has substantial experience in transactions such as the Merger. In the ordinary course of its business, M.A. Schapiro may from time to time have long or short positions in, and buy or sell, debt and equity securities or options on securities of North Fork and Metro. M.A. Schapiro has, during the past two years, provided financial advisory services to North Fork and has received fees for the rendering of these services.

     North Fork and M.A. Schapiro have entered into a letter agreement, dated June 16, 1994 (the "M.A. Schapiro Engagement Letter"), relating to the services to be provided by M.A. Schapiro in connection with the Merger. North Fork has agreed to pay M.A. Schapiro an initial fee (the "Initial Fee") of $25,000 upon execution of the M.A. Schapiro Engagement Letter and a fee (the "Fee") for its services of $225,000. The Fee, which will be paid in cash, will be paid according to the following schedule: one third of the Fee was paid upon the execution of the Merger Agreement; one third was paid upon the delivery of the Fairness Opinion attached hereto; and the remaining one third will be paid on the Closing Date. All such payments are non-refundable. In the M.A. Schapiro Engagement Letter, North Fork also has agreed to reimburse M.A. Schapiro for its reasonable and necessary out-of-pocket expenses and to indemnify against certain liabilities, including liabilities under the federal securities laws.

     M.A. Schapiro's opinion does not constitute a recommendation to any North Fork stockholder as to how such stockholder should vote on the Merger proposal.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Employment Agreements. Bayside Federal and Metro maintain employment agreements with Mr. Herold. Mr. Herold's employment agreements with Bayside Federal and Metro were executed in 1988 and amended in 1989 and 1992. In addition, Mr. Herold's agreement with Metro was also amended in 1993. Each agreement provides for a five year term commencing on September 25, 1992. On the third anniversary date of the agreements and on each anniversary date thereafter, the Metro Board must review the agreements and may extend the agreements for an additional year so that the remaining term is three years. Each of the agreements has been so extended. The current base salary under the agreements, which may be increased at the discretion of the Metro Board, is $380,000. In addition to the base salary, each agreement provides, among other things, for participation in stock option plans and other fringe benefits applicable to executive personnel of Metro.

     Each agreement provides for termination of Mr. Herold by Bayside Federal and Metro for "cause," as defined in the agreements, at any time. Each agreement provides for severance payments in the event Bayside Federal and Metro choose to terminate Mr. Herold's employment for reasons other than for cause. The agreements also provide severance payments in the event of, among other things, the termination of Mr. Herold's employment under specified circumstances following a change in control, as defined in the agreements. The agreements provide that upon the occurrence of such an event, Mr. Herold or, in the event of death, his beneficiary, would be entitled to a severance payment equal to the greater of (i) three times his average annual base salary and average incentive compensation paid to him under the agreements or (ii) the base salary due for the remaining term of the agreements. Bayside Federal and Metro would also continue his life, health and disability coverage for the remaining term of the agreement or, if earlier, until he secures substantially identical coverage through employment by another employer. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control for purposes of the employment agreements. Following the Merger, because amounts payable under these agreements are limited to those amounts that would be deductible by reason of
Section 280G of the Internal Revenue Code of 1986, as amended, Mr. Herold will receive a cash payment of approximately $1,140,000 if his employment was terminated under circumstances entitling him to payments under the agreements.

     Special Termination Agreements. Bayside Federal and Metro also maintain special termination agreements with Messrs. Danler, De Cicco, Wilson and Walsh, the executive officers of Bayside Federal and Metro. The Agreements with Messrs. Danler, De Cicco and Wilson were amended in 1992. The agreement with Mr. Walsh was entered into in 1993. Commencing in September 1993 and on each anniversary date thereafter, the Metro Board reviews each of the agreements, and may extend the agreements for an additional year so that the remaining term is three years. Each of the agreements has been so extended. Each agreement provides that if the officer terminates employment with Metro under certain specified circumstances at any time following a change in control, as defined in the agreements, of Metro, the officer would be entitled to receive a payment in an amount equal to three times his average annual base salary and average incentive compensation paid to him for the three previous years of his employment with Bayside Federal. Certain insurance coverage maintained by Bayside Federal and Metro at the time of any such termination, as defined in the agreements, would be continued until the earlier of 12 months or until the time such executive secures substantially identical coverage through employment by another employer. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control for purposes of these agreements. Should each of the four executive officers be terminated following the Merger under circumstances entitling such officer to payments under the agreements, based upon current compensation, because amounts payable under these agreements are limited to those amounts that would be deductible by reason of Section 280G of the Internal Revenue Code of 1986, as amended, they would receive severance payments in the aggregate of approximately $1,972,500.

     Certain Other Benefits. Pursuant to the terms of the Merger Agreement, North Fork will provide benefits under the terms of Metro's post-retirement benefit plan to Mr. Herold and his spouse. In addition, under the terms of the Merger Agreement, North Fork must provide each of the executive officers who are parties to the special termination agreements described above the opportunity to continue medical/dental insurance coverage, at the employee's expense, for an additional four years following the termination of benefits provided pursuant to the special termination agreements.

     Metro Board. Pursuant to the terms of the Merger Agreement, North Fork will cause its Board of Directors to expand by one member and North Fork will select and appoint one of the current directors of Metro to be the nominee to fill the newly created directorship.

     Indemnification; Insurance. The Merger Agreement provides that, in the event of any threatened or actual claim, proceeding or investigation in which any person who is or has been a director, officer or employee of Metro is, or is threatened to be, made a party based in whole or in part on, or pertaining to
(i) the fact that such person was a director, officer or employee of Metro, or
(ii) the Merger Agreement or the transactions contemplated thereby, North Fork will, subject to the conditions set forth in the Merger Agreement, indemnify such person to the fullest extent permitted by Metro's Certificate of Incorporation and Bylaws against any liability or expense incurred in connection with any such claim or proceeding. In addition, pursuant to the Merger Agreement, North Fork will be required to obtain directors' and officers' liability insurance for the benefit of persons serving as officers and directors of Metro immediately prior to the Effective Time for a period of four (4) years following the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such and such policy shall be in the amount of at least $3,000,000.

     Option Plans, Stock Appreciation Rights and Recognition and Retention Plans. Metro maintains certain incentive stock option plans, director stock option plans, a stock appreciation rights plan and a management recognition and retention plan. Such plans provide for an immediate acceleration of the vesting period for benefits payable under the plans upon a change in control. The Merger will constitute a change in control under such plans. All available shares under the Recognition and Retention Plan were allocated and vested as of November 1993. For treatment of Metro Options granted under such plans under the Merger, see "-- Exchange Ratio" above.

EMPLOYEE MATTERS

     Pursuant to the terms of the Merger Agreement, employees of Metro shall become entitled to participate in certain benefit plans maintained by North Fork on the same terms and conditions as applicable to comparable employees of North Fork and shall be granted credit for service with Metro for certain purposes under certain of such plans. Pursuant to the terms of the Merger Agreement, North Fork has agreed to honor in accordance with their terms, certain employment, severance and other compensation agreements and arrangements between Metro and certain of its directors, officers and employees. North Fork will assume, terminate and make distributions to employees pursuant to the terms of certain tax-qualified plans of Metro. North Fork and Metro will cause the loan to the Metro ESOP to be repaid with Metro stock held under the ESOP and will cause the remainder of such stock to be allocated to the accounts of ESOP participants.

EFFECTIVE TIME

     The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with applicable law or such later time as is specified in such certificate (the "Effective Time"). The filing with respect to the Merger will occur on the first day (the "Closing Date") which is (i) the last business day of a month and (ii) at least two business days after satisfaction or waiver of the latest to occur of certain conditions to the Merger specified in the Merger Agreement, unless another date is agreed to in writing by North Fork and Metro. See "-- Conditions to the Merger" below. It is expected that a period of time will elapse between the Special Meetings and the Effective Time while the parties seek to obtain the regulatory approvals required to consummate the Merger. There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can also be no assurance that any such approvals will not contain a Burdensome Condition (as defined below) which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement and described below under "-- Conditions to the Merger." There can likewise be no assurance that the United States Department of Justice or the New York Attorney General will not challenge the Merger or, if such a challenge is made, as to the result thereof. See "-- Regulatory Approvals Required for the Merger" below. The Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before June 30, 1995. See "-- Waiver and Amendment; Termination" below.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     Metro. As promptly as practicable after the Effective Time, and in no event more than three business days thereafter, a bank or trust company selected by North Fork and reasonably satisfactory to Metro, acting in the capacity of exchange agent (the "Exchange Agent"), will mail to each former holder of record of Metro Common Stock a form of letter of transmittal, together with instructions for the exchange of such holder's certificates representing shares of Metro Common Stock for certificates representing shares of North Fork Common Stock and cash in lieu of fractional shares.

     HOLDERS OF METRO COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM THE EXCHANGE AGENT, AND SHOULD NOT RETURN SUCH STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Upon surrender to the Exchange Agent of one or more certificates representing shares of Metro Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to the holder of Metro Common Stock surrendering such items a certificate or certificates representing the number of shares of North Fork Common Stock to which such holder is entitled, if any, and, where applicable, a check for the amount representing any fractional share determined in the manner described below, without interest. The Metro certificate or certificates so surrendered will be cancelled.

     No dividend or other distribution declared after the Effective Time with respect to North Fork Common Stock will be paid to the holder of any unsurrendered Metro certificate until the holder surrenders such certificate, at which time the holder will be entitled to receive all previously withheld dividends and distributions, without interest. No holder of an unsurrendered Metro certificate will be entitled, until the surrender of such certificate, to vote the shares of North Fork Common Stock into which his or her shares of Metro Common Stock have been converted.

     After the Effective Time, there will be no transfers on the stock transfer books of Metro of shares of Metro Common Stock issued and outstanding immediately prior to the Effective Time. If certificates representing shares of Metro Common Stock are presented for transfer after the Effective Time, they will be cancelled and exchanged for certificates representing shares of North Fork Common Stock.

     None of the Exchange Agent, North Fork or Metro, or any other person, will be liable to any former holder of Metro Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     If a certificate for Metro Common Stock has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Merger Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate by the claimant, and appropriate and customary indemnification.

     No fractional shares of North Fork Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that each holder of shares of Metro Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of North Fork Common Stock will receive, in lieu thereof, cash in an amount equal to such fractional part of a share of North Fork Common Stock multiplied by the average of the closing sale prices of North Fork Common Stock on the NYSE for the five trading days immediately preceding the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share to which such holder would otherwise have been entitled to receive.

     North Fork. Shares of North Fork capital stock (including North Fork Common Stock) issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and be unaffected by the Merger, and holders of such stock will not be required to exchange the certificates representing such stock or take any other action by reason of the consummation of the Merger.

CONDITIONS TO THE MERGER

     The respective obligations of North Fork and Metro to effect the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time: (i) approval of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Metro Common Stock entitled to vote thereon and by the affirmative vote of the holders of at least a majority of the outstanding shares of North Fork Common Stock entitled to vote thereon; (ii) the shares of North Fork Common Stock issuable to holders of Metro Common Stock pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; (iii) approval of the Merger Agreement and the transactions contemplated thereby (including the Merger and the Subsidiary Bank Merger by the appropriate governmental authorities (all such governmental authorities being referred to as the "Governmental Entities"), and the expiration of any statutory waiting periods in respect thereof (collectively, the "Requisite Regulatory Approvals") (see
"-- Regulatory Approvals Required for the Merger" below); (iv) receipt of all necessary state securities laws and "blue sky" permits and other authorizations required in connection with the issuance of North Fork Common Stock in the Merger; (v) the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part will have become effective under the Securities Act of 1933, as amended (the "Securities Act") and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the Commission;

(vi) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") which prohibits the consummation of the Merger, the Subsidiary Bank Merger or any of the other transactions contemplated by the Merger Agreement or the Subsidiary Bank Merger Agreement (as defined below) will be in effect and (vii) no statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Subsidiary Bank Merger.

     The obligations of North Fork to effect the Merger are further subject to the satisfaction, or waiver by North Fork, of the following conditions: (i)(x) the representations and warranties of Metro contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent that such representations and warranties relate to an earlier date) as of the Effective Time as though made at and as of the Effective Time and (y) the representations and warranties of Metro contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent that such representations and warranties relate to an earlier date) as of the Effective Time as though made at and as of the Effective Time, provided, that for purposes of determining the satisfaction of the condition described in this clause
(i)(y), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect (as defined below), and provided further, that the representations and warranties of Metro will be deemed true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, represent a material adverse change from the business, assets, financial condition or results of operations of Metro and its subsidiaries taken individually whole as represented in the Merger Agreement; (ii) Metro shall have duly performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) none of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon North Fork, Metro, North Fork Bank or Bayside Federal or any of their respective subsidiaries that North Fork or Metro, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by the Merger Agreement to North Fork or Metro as to render inadvisable the consummation of the Merger ("a Burdensome Condition"); (iv) the consent, approval or waiver of each person (other than the Governmental Entities) whose consent or approval shall be required in order to permit the succession by the surviving corporation in the Merger or the surviving bank in the Subsidiary Bank Merger to any obligation, right or interest of Metro or any subsidiary of Metro under any agreement shall have been obtained, except where the failure to obtain such consent, approval or waiver would not so materially adversely affect the economic or business benefits of the transactions contemplated by the Merger Agreement to North Fork as to render inadvisable, in the reasonable good faith judgment of North Fork, the consummation of the Merger; (v) no proceeding initiated by a Governmental Entity seeking an Injunction shall be pending; (vi) North Fork shall have received an opinion of its counsel, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, the Merger and the Subsidiary Bank Merger will each be treated as reorganizations within the meaning of Section 368(a) of the Code (see "-- Certain Federal Income Tax Consequences of the Merger" below); (vi) North Fork shall have received a customary legal opinion from counsel to Metro; (vii) North Fork shall have received a letter addressed to North Fork, dated as of the Effective Time, from North Fork's independent public accountants to the effect that the Merger will qualify for pooling of interests accounting treatment unless such firm advises North Fork that it is unable to issue a letter to such effect solely by reason of North Fork having exercised its right to purchase Metro Common Stock pursuant to the Stock Option Agreement; (viii) North Fork shall have received from Metro's independent public accountants certain customary letters with respect to certain financial information of Metro; and (ix) nothing shall have come to the attention of North Fork which would preclude consummation of the Subsidiary Bank Merger.

     The Merger Agreement defines a "Material Adverse Effect," when applied to a party to the Merger Agreement, as a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole, other than any such effect attributable to or resulting from general, political or economic conditions or a change in law, rule, regulation, generally accepted accounting principles, or regulatory accounting principles, which in each case affects banking institutions or their holding companies generally, except to the extent any such condition or change affects the referenced party to a materially greater extent then banking institutions or their holding companies generally.

     The obligations of Metro to effect the Merger are further subject to the satisfaction, or waiver by Metro, of the following conditions: (i)(x) the representations and warranties of North Fork contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent that such representations and warranties relate to an earlier date) as of the Effective Time as though made at and as of the Effective Time and (y) the representations and warranties of North Fork set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made at and as of the Effective Time, provided, that for purposes of determining the satisfaction of the condition described in this clause
(i)(y), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided further, that such representations and warranties will be deemed true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a material adverse change from the business, assets, financial condition or results of operations of North Fork and its subsidiaries taken as a whole as represented in the Merger Agreement; (ii) North Fork shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) the consent or approval of each person (other than the Governmental Entities) whose consent or approval shall be required in connection with the transactions contemplated thereby under any agreement to which North Fork or any of its subsidiaries is a party or is otherwise bound, except those for which the failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of North Fork and its subsidiaries taken as a whole (after giving effect to the transactions contemplated by the Merger Agreement), shall have been obtained; (iv) no proceeding initiated by any Governmental Entity seeking an Injunction shall be pending; (v) Metro shall have received from its counsel an opinion dated as of the Effective Time, substantially to the effect that for Federal income tax purposes the Merger and the Subsidiary Bank Merger each be treated as reorganizations within the meaning of Section 368(a) of the Code (see "-- Certain Federal Income Tax Consequences of the Merger" below);
(vi) Metro shall have received a customary legal opinion from counsel to North Fork.

     No assurance can be provided as to when, or whether, the regulatory consents and approvals necessary to consummate the Merger and the Subsidiary Bank Merger will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. See
"-- Regulatory Approvals Required for the Merger" below. If the Merger is not effected on or before June 30, 1995, the Merger Agreement may be terminated by a vote of a majority of the Board of Directors of either North Fork or Metro, unless the failure to effect the Merger by such date is due to the breach of the Merger Agreement by the party seeking to terminate the Merger Agreement.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

     Consummation of each of the Merger and the Subsidiary Bank Merger is subject to a number of regulatory approvals and consents.

     The Subsidiary Bank Merger is subject to the prior approval of the Federal Deposit Insurance Corporation (the "FDIC"), under the Bank Merger Act. In reviewing applications under the Bank Merger Act, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the communities to be served. In addition, the FDIC may not approve a transaction that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the FDIC finds that the anticompetitive effects of the transaction are clearly outweighed by the public interests and the probable effect of the transaction on meeting the convenience and needs of the communities to be served. Any transaction approved by the FDIC may not be consummated prior to 30 days from the date of the FDIC's approval of the application, during which time the United States Department of Justice (the "DOJ") may challenge the transaction on antitrust grounds. Under provisions of a new legislation the Riegle Community Development and Regulatory Improvement Act of 1994 that was recently enacted, the post approval waiting period may be reduced by the FDIC, with the concurrence of the DOJ, to a minimum of 15 days. The commencement of an antitrust action during the waiting period would stay the effectiveness of such approval unless a court specifically orders otherwise.



     The Subsidiary Bank Merger is also subject to the prior approval of the FDIC, under the so-called Oakar Amendment (the "Oakar Amendment") to the Federal Deposit Insurance Act ("FDIA"). In reviewing applications under the Oakar Amendment, the FDIC, must consider the same factors it considers under the Bank Merger Act. In addition, the FDIC must determine that the acquiring depository institution will meet all applicable capital requirements upon consummation of the transaction.



     The Merger is also subject to the prior approval of the Board of Governors of the Federal Reserve System ("the Federal Reserve Board"), or the appropriate regional Federal Reserve Bank, acting pursuant to delegated authority, which, in the case of the Merger, would be the Federal Reserve Bank of New York (the "Reserve Bank"), under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and regulations of the Federal Reserve Board. In reviewing applications under the BHC Act, the Federal Reserve Bank will consider whether the Merger can reasonably be expected to produce benefits to the public that outweigh possible adverse effects, and will evaluate the financial and managerial resources of North Fork, including its subsidiaries, and any company to be acquired, and the effect of the Merger on those resources.


     The Subsidiary Bank Merger is subject to the prior approval of the OTS under regulations of the OTS governing asset and liability transfers by a savings association. The Merger is also subject to the prior approval of the OTS under the Savings and Loan Holding Company Act and OTS regulations, which prohibit the acquisition of control of savings association by a company without prior OTS approval. In reviewing applications for the Subsidiary Bank Merger and the Merger, the OTS must take into consideration, among other things, the same factors the FDIC considers under the Bank Merger Act, namely, the financial and managerial resources and future prospects of the resulting institution and the convenience and needs of the communities to be served. The OTS will review the fairness and disclosure of the Subsidiary Bank Merger according to specific criteria provided in the OTS regulations. In addition, under the statutes and OTS regulations, the OTS must not approve either the Merger or the Subsidiary Bank Merger if either would result in the anticompetitive effects described in preceding paragraphs. Under recent amendments to the regulations of the OTS, which will become effective while the OTS application is pending, the Subsidiary Bank Merger will no longer be subject to the prior approval of the OTS, but instead, will require only notice to the OTS (which notice has been provided). The Merger continues to be subject to the prior approval of the OTS.

     The Subsidiary Bank Merger is subject to the prior approval of the Superintendent of Banks of the New York State Banking Department under the New York banking law. The Banking Board of the New York Banking Department does not typically exercise its jurisdiction to require the prior approval of the Board under the bank holding company provisions of state law in transactions such as this, where the Subsidiary Bank Merger is expected to immediately follow the Merger.

     North Fork is not aware of any other regulatory approvals that would be required for consummation of the Merger or the Subsidiary Bank Merger, except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

     Applications have been submitted seeking the approvals of the Federal Reserve Board, the New York State Banking Department, the FDIC and the OTS as described above. The Merger cannot proceed in the absence of the requisite regulatory approvals. See "-- Conditions to the Merger" and "-- Waiver and Amendment; Termination." There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can also be no assurance that any such approvals will not contain a Burdensome Condition which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement and described above under "-- Conditions to the Merger."

There can likewise be no assurance that the DOJ or the New York State Attorney General will not challenge the Merger or, if such a challenge is made, as to the result thereof.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, Metro has agreed that until the Effective Time, except as provided in the Merger Agreement, the Subsidiary Bank Merger Agreement, the Stock Option Agreement or with the prior consent of North Fork, Metro and its subsidiaries will carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practices. Metro has agreed to use its best efforts to (x) preserve its business organization and that of its subsidiaries' intact, (y) keep available to itself and North Fork the present services of its and its subsidiaries' employees and (z) preserve for itself and North Fork the goodwill of its and its subsidiaries' customers and others with whom business relationships exist.

     The Merger Agreement also contains certain restrictions on the conduct of Metro's business pending consummation of the Merger. In particular, the Merger Agreement provides that, except as provided in the Merger Agreement or with the prior written consent of North Fork, Metro and its subsidiaries may not, among other things, (i) solely in the case of Metro, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends in an amount of no more than $0.18 per share of Metro Common Stock; (ii)(a) split, combine or reclassify any shares of its capital stock or (b) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of Metro or any of its subsidiaries or securities convertible into or exchangeable therefor, (iii) subject to certain exceptions, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into or exchangeable therefor, (iv) amend its Certificate of Incorporation or Bylaws, (v) make any capital expenditures other than in the ordinary course of business or as necessary to maintain existing assets in good repair, and in any event which are in an amount of no more than $50,000 individually and $50,000 in the aggregate, (vi) enter into any new line of business, (vii) subject to certain exceptions, acquire or agree to acquire any business or entity or otherwise acquire any assets which would be material to Metro, (viii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger not being satisfied, or in a violation of any provision of the Merger Agreement or the Subsidiary Bank Merger Agreement, except as may be required by applicable law, (ix) change its methods of accounting in effect at March 31, 1994, subject to certain exceptions, (x)
(a) adopt, amend, renew or terminate (except as may be required by law) any employee benefit plan or agreement, arrangement, plan or policy between Metro or any of its subsidiaries and any of its current or former directors, officers and employees, (b) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee; (xi) take or cause to be taken any action that would cause the Merger to fail to qualify (a) for pooling of interests accounting treatment or (b) as a tax-free reorganization under Section 368(a) of the Code, except that nothing contained in the Merger Agreement will limit the ability of North Fork to exercise its rights under the Stock Option Agreement, (xii) dispose or agree to dispose of its material assets, properties or other rights or agreements, (xiii) incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise become responsible for the obligations of any other entity, (xiv) file any application to relocate or terminate the operations of any of Metro's or its subsidiaries' banking offices, (xv) breach any regulatory agreement or material contract or license to which Metro or any of its subsidiaries is a party or by which any of them or their respective properties is bound, (xvi) subject to certain exceptions, invest or commit to invest in real estate or any real estate development project, (xvii) create, renew, amend or terminate or give notice to do the same to any material contract, agreement or lease for goods, services or office space to which Metro or any of its subsidiaries is a party or by which Metro or any of its subsidiaries or their respective property is bound, or (xviii) take any action which would cause the termination or cancellation by the FDIC of insurance in respect of Metro's deposits; or (xix) agree to do any of the foregoing.

     Pursuant to the Merger Agreement, North Fork has also agreed that until the Effective Time, except as provided in the Merger Agreement, the Subsidiary Bank Merger Agreement, the Option Agreement or with the prior written consent of Metro, North Fork and its subsidiaries will carry on their respective businesses in the ordinary course consistent with prudent banking practices and shall use all reasonable efforts to preserve intact their present business organizations and relationships. The Merger Agreement also provides, among other things, that North Fork will not (i) declare, pay or make any extraordinary or special dividends or distributions in respect of its capital stock, except that nothing contained in the Merger Agreement will prohibit North Fork from increasing the quarterly cash dividend on the North Fork Common Stock, (ii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger not being satisfied, or in a violation of any provision of the Merger Agreement or the Subsidiary Bank Merger Agreement, except as may be required by applicable law, (iii) change its methods of accounting in effect at March 31, 1994, subject to certain exceptions, (iv) take or cause to be taken any action that would cause the Merger to fail to qualify (a) for pooling of interests accounting treatment or (b) as a tax-free reorganization under Section 368 of the Code, except that nothing contained in the Merger Agreement will limit the ability of North Fork to exercise its rights under the Stock Option Agreement, or (v) agree to do any of the foregoing.

WAIVER AND AMENDMENT; TERMINATION

     Prior to the Effective Time, any provision of the Merger Agreement may be waived by the party benefitted by the provision or, subject to applicable law, amended or modified (including the structure of the transaction) by an agreement in writing approved by the Boards of Directors of North Fork and Metro, provided that, after the vote of the stockholders of Metro, the Merger Agreement may not be amended, without further approval of such stockholders, to reduce the amount or change the form of the consideration to be received by Metro stockholders other than as contemplated by the Merger Agreement.

     The Merger Agreement may be terminated at any time prior to the Effective Time, either before or after approval of the matters presented in connection with the Merger by the stockholders of both Metro and North Fork, as follows:
(i) by the mutual consent of North Fork and Metro if the Boards of Directors of each so determines; (ii) by either North Fork or Metro upon written notice to the other (a) 60 days after the date on which any request or application for a Requisite Regulatory Approval is denied or withdrawn at the request of the Governmental Entity which must grant such approval, unless within such 60-day period a petition for rehearing or an amended application has been filed with the applicable Governmental Entity (or unless the failure to obtain the necessary regulatory approval is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements set forth in the Merger Agreement) or (b) if any Governmental Entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the Merger Agreement; (iii) by either North Fork or Metro if its Board of Directors so determines, in the event that the Merger has not been consummated by June 30, 1995, unless the failure to consummate the Merger is due to a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;
(iv) by either North Fork or Metro (provided that the terminating party is not in breach of its obligations in the Merger Agreement with respect to the meeting of its stockholders to approve the Merger Agreement), if any approval of the stockholders of either of North Fork or Metro required for consummation of the Merger Agreement shall not have been obtained; (v) by either North Fork or Metro in the event of (a) a material breach by the other of any of its representations or warranties contained in the Merger Agreement which is not cured within 30 days after written notice of such breach is given to the breaching party or which breach, by its nature, cannot be cured prior to the Effective Time or (b) a material breach of any of the covenants or agreements contained in the Merger Agreement by the other which is not cured within 30 days after written notice of such breach is given to the breaching party; (vi) by Metro, by action of its Board of Directors, by giving written notice of such election to North Fork within two NYSE trading days after the Valuation Date, in the event the Average Closing Price is less than $12.50, provided that no right of termination will arise under this provision if North Fork elects within five business days of receipt of such written notice to increase the Exchange Ratio such that the value of the North Fork Common Stock (valued at the Average Closing Price) to be paid in respect of each share of Metro Common Stock is $21.99 (see "-- Exchange Ratio" above); or
(vii) by North Fork if the Board of Directors of Metro does not publicly recommend in the Joint Proxy Statement/Prospectus that Metro's stockholders approve and adopt this agreement or if after recommending in the Joint Proxy Statement/Prospectus that stockholders approve and adopt this agreement, the Metro Board shall have withdrawn, modified or amended such recommendation.

     In the event of the termination of the Merger Agreement by either North Fork or Metro, neither North Fork nor Metro will have any further obligations under the Merger Agreement except (i) for certain specified provisions of the Merger Agreement relating to confidentiality and expenses and (ii) that no party will be relieved or released from any liabilities or damages arising out of its willful breach of any provisions of the Merger Agreement. In addition, if the Merger Agreement is terminated subsequent to the occurrence of a Purchase Event (as defined below) or is terminated by North Fork for a breach of covenant by Metro, and within 12 months following such termination a Purchase Event occurs, then in addition to any other amounts payable or stock issuable by Metro pursuant to the Merger Agreement or the Stock Option Agreement, as the case may be, Metro must pay North Fork a termination fee of $2,000,000. Within certain parameters, the aggregate value which North Fork could potentially realize as a result of the exercise of the Option (as defined below) and the payment of the Termination Fee is $4,500,000. See "CERTAIN RELATED TRANSACTIONS -- Stock Option Agreement; Termination Fee."

NO SOLICITATION OF TRANSACTIONS

     Metro has agreed in the Merger Agreement that neither it nor any of its subsidiaries will authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of the Metro Board, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any non-public information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal, provided that Metro may communicate information about any such takeover proposal to its stockholders if, in the judgment of the Metro Board, based upon the advice of outside counsel, such communication is required under applicable law; Metro has agreed to cease any activities, discussions or negotiations previously conducted with any parties other than North Fork with respect to any of the foregoing; it will notify North Fork immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it, and will promptly inform North Fork in writing of the relevant details with respect to the foregoing. As used in the Merger Agreement, "takeover proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Metro or any subsidiary of Metro or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Metro or any subsidiary of Metro other than the transactions contemplated or permitted by the Merger Agreement, the Subsidiary Bank Merger Agreement and the Stock Option Agreement.

RESALES OF NORTH FORK COMMON STOCK RECEIVED IN THE MERGER

     The shares of North Fork Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any Metro stockholder who may be deemed to be an "affiliate" of Metro for purposes of Rule 145 under the Securities Act. Affiliates may not sell their shares of North Fork Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. This Joint Proxy Statement/Prospectus does not cover any resales of North Fork Common Stock received in the Merger by persons who may deemed to be affiliates of Metro. Persons who may be deemed to be affiliates of Metro generally include individuals or entities that control, are controlled by or are under common control with Metro, and may include certain officers and directors as well as principal stockholders of Metro.

     Commission guidelines regarding qualifying for the pooling of interests method of accounting also limit sales by affiliates of the acquiring and acquired company in a business combination. Commission guidelines indicate further that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the effective date of the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

     North Fork and Metro have each agreed in the Merger Agreement to use their best efforts to cause each person who is an affiliate (for purposes of Rule 145 of the Securities Act and for purposes of qualifying the Merger for pooling of interests accounting treatment) of such party to deliver to the other party a written agreement intended to ensure compliance with the Securities Act and preserve the ability to treat the Merger as a pooling of interests.

STOCK EXCHANGE LISTING

     The North Fork Common Stock is listed on the NYSE. North Fork has agreed to cause the shares of North Fork Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to or at the Effective Time. The obligations of the parties to consummate the Merger are subject to approval for listing by the NYSE of such shares. See
"-- Conditions to the Merger" above.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded amount of assets and liabilities of North Fork and Metro will be combined at the Effective Time and carried forward at their previously recorded amounts and the stockholders' equity accounts of North Fork and Metro will be combined on North Fork's consolidated balance sheet. Income and other financial statements of North Fork issued after the Effective Time will be restated retroactively to reflect the consolidated operations of North Fork and Metro as if North Fork and Metro have always been combined.

     The Merger Agreement provides that a condition to North Fork's obligation to consummate the Merger is the receipt of a letter from North Fork's independent accountants to the effect that the Merger qualifies for pooling of interests accounting treatment unless such firm advises North Fork that it is unable to issue a letter to such effect solely by reason of North Fork having exercised its right to purchase Metro Common Stock pursuant to the Stock Option Agreement. See "-- Conditions to the Merger" above.

     The issuance of shares of Metro Common Stock pursuant to the Stock Option Agreement may prevent the Merger from qualifying as a pooling of interests for accounting and financial reporting purposes. See "CERTAIN RELATED
TRANSACTIONS -- Stock Option Agreement; Termination Fee."

     For information concerning certain restrictions to be imposed on the transferability of North Fork Common Stock to be received by affiliates in order, among other things, to ensure the availability of pooling of interests accounting treatment, see "-- Resales of North Fork Common Stock Received in the Merger" above.

     The unaudited pro forma condensed combined financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a discussion of the material federal income tax consequences of the Merger and the Subsidiary Bank Merger to North Fork, Metro and holders of Metro Common Stock. The discussion is based upon the Code, Treasury regulations, Internal Revenue Service (the "Service") rulings, and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that the Metro Common Stock is held as a "capital asset" within the meaning of Section 1221 of the Code (i.e., property generally held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Metro Common Stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations or insurance companies. The opinions of such counsel referred to in this section will be based on facts existing at the Effective Time, and in rendering such opinions, such counsel will require and rely upon representations contained in certificates of officers of North Fork, Metro and others.

     HOLDERS OF METRO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.


     It is a condition to the obligation of North Fork to consummate the Merger that North Fork shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom, counsel to North Fork, that the Merger and the Subsidiary Bank Merger will each be treated as reorganizations within the meaning of Section 368(a) of the Code and, accordingly, for federal income tax purposes, no gain or loss will be recognized by North Fork, Metro, North Fork Bank or Bayside Federal as a result of the Merger and the Subsidiary Bank Merger except, with respect to the Subsidiary Bank Merger, to the extent North Fork Bank or Bayside Federal is required to recognize taxable income due to the recapture of Bayside Federal's bad debt reserves. It is a condition to the obligation of Metro to consummate the Merger that Metro shall have received an opinion of Muldoon, Murphy & Faucette, counsel to Metro, that the Merger and the Subsidiary Bank Merger will each be treated as reorganizations within the meaning of Section 368(a) of the Code and, accordingly, for federal income tax purposes, that:


          i) no gain or loss will be recognized by Metro as a result of the Merger;

          ii) no gain or loss will be recognized by Bayside Federal as a result of the Subsidiary Bank Merger except to the extent income is required to be recognized due to the recapture of Bayside Federal's bad debt reserves;

          iii) no gain or loss will be recognized by the stockholders of Metro who exchange all of their Metro Common Stock solely for North Fork Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in North Fork Common Stock); and

          iv) the aggregate tax basis of the North Fork Common Stock received by a holder of Metro Common Stock in the Merger will be the same as the aggregate tax basis of the Metro Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest in North Fork Common Stock for which cash is received).

     The holding period of the North Fork Common Stock received by Metro Stockholders pursuant to the Merger will include the period during which the Metro Common Stock was held as a capital asset on the date of the Merger. Based upon the current ruling position of the Service, cash received by a holder of Metro Common Stock in lieu of a fractional share interest in North Fork Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the share of Metro Common Stock allocable to such fractional share interest. Such gain or loss should be long-term capital gain or loss if such share of Metro Common Stock has been held for more than one year at the Effective Time.

     Pursuant to the Subsidiary Bank Merger Agreement, Bayside Federal will be merged with and into North Fork Bank and, consequently, will no longer be entitled to use the reserve method for computing and deducting its losses for bad debts. In addition, as a result of the Subsidiary Bank Merger, the entire amount of Bayside Federal's bad debt reserve, which is currently approximately $8.4 million, will be required to be included in income currently, or possibly spread over a period of years.

NO APPRAISAL RIGHTS

     Pursuant to Section 262(b) of the Delaware General Corporation law, the stockholders of a constituent corporation in a merger generally are not entitled to appraisal rights if the shares of stock they own are, as of the record date fixed to determine stockholders entitled to notice of and to vote at the meeting to act upon the agreement providing for such merger, either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (a "NASDAQ/NMS Security"), or held of record by more than 2,000 stockholders. However, stockholders that would otherwise not have appraisal rights pursuant to the provisions described in the previous sentence are entitled to appraisal rights if such stockholders are required by the terms of the merger to accept for their stock anything except (i) shares of the corporation surviving the merger, (ii) shares of stock which are either listed on a national securities exchange or designated as a NASDAQ/NMS Security or held of record by more than 2,000 stockholders, or (iii) cash in lieu of fractional shares of stock described in (i) and (ii) above or any combination thereof. Metro stockholders are not entitled to appraisal rights generally because the shares of Metro Common Stock are listed on the AMEX, and such stockholders are not entitled to appraisal rights in connection with the Merger because the shares of North Fork Common Stock to be issued in the Merger are shares of the surviving corporation in the Merger and will be listed on the NYSE at the Effective Time, subject to official notice of issuance. In addition, there are more than 2,000 holders of record of North Fork Common Stock.

CONSOLIDATION OF OPERATIONS; PROJECTED COST SAVINGS

     North Fork expects to achieve significant cost savings subsequent to the Merger. The cost savings will be derived from reductions in personnel, elimination of three branch locations located in communities in which both North Fork and Bayside branches are located, the integration of Metro's data processing operations with those of North Fork, reduced credit costs and other facility and back office operations. Further, the separate corporate existence of Metro will cease with the consummation of the Merger. Consequently, operating costs associated with requirements imposed on Metro as a publicly held entity will also be eliminated. The aggregate annual pre-tax cost savings are estimated to range between $8 million to $11 million. Management of North Fork believes that realization of these cost savings will occur by June 30, 1995. There can be no assurance as to when, or whether, the cost savings will be realized. However, such realization will depend upon, among other things, the regulatory and economic environment, business changes implemented by North Fork management and other factors, many of which are beyond the control of North Fork. A summary and expected range of cost savings follows:

                                                                       EXPECTED RANGE OF
                                                                            SAVINGS
                                                                       -----------------
                                                                        ($ IN MILLIONS)
        Salaries and Benefits........................................   $3.5 to $ 4.2
        Occupancy & Equipment........................................    1.0 to   1.5
        Other Operating..............................................    2.0 to   3.0
        Credit Costs.................................................    1.5 to   2.0
                                                                       -----------------
          Total Savings..............................................   $8.0 to $10.7

A merger integration task force headed by Daniel M. Healy, Executive Vice President and Chief Financial Officer, and consisting of senior management members of North Fork and Metro, is in the process of refining the cost estimates and establishing a definitive plan, including a timetable, to achieve the cost reductions.

     Following the Subsidiary Bank Merger, North Fork will convert the former operations of Bayside Federal to a full service commercial bank. As such, North Fork believes that revenue enhancement opportunities exist with the offering of commercial bank products to Bayside Federal customers and the communities Bayside Federal serves. These products include but are not limited to a variety of demand deposit accounts, discount brokerage, trust and investment management services, cash management, annuity and mutual fund products and commercial and installment loans to small and midsize businesses. No estimates of revenue enhancements have been made for the combined business. The amounts and realization of any additional revenues will depend upon factors including, but not limited to, competition, the economic environment and regulatory requirements, many of which are beyond the control of North Fork.

MERGER AND RESTRUCTURING CHARGES

     A non-recurring merger and restructuring charge estimated in the range of $11 to $13 million, net of tax, will be made upon consummation of the Merger. It is expected that this charge will be made in the fourth quarter of 1994. Merger expenses ranging from $2.0 to $2.7 million for investment banking and professional fees are included in such estimated restructuring charge. The restructuring charge also includes severance and employee related expenses, facility and system conversion costs and the recapture of tax bad debt reserves of Bayside Federal resulting from the Subsidiary Bank Merger. See "THE
MERGER -- Certain Federal Income Tax Consequences of the Merger." A summary of the estimated merger and restructuring charges follow:

                                                                            EXPECTED RANGE
                                                                               OF COST
                               TYPE OF COST                             ----------------------
    ------------------------------------------------------------------     ($ IN MILLIONS)
    Merger expense....................................................    $ 2.0 to $ 2.7
    Restructuring charges:
      Severance and Other Employee Expense............................      5.6 to   6.8
      Facility and System Costs.......................................      2.7 to   3.5
                                                                        ----------------------
      Total pre-tax merger and restructuring charges..................     10.3 to  13.0
      Less: Tax effect................................................      3.5 to   4.3
      Tax Bad Debt Recapture..........................................      3.8 to   4.2
                                                                        ----------------------
      Total after tax merger and restructuring charges................    $10.6 to $12.9
                                                                        ----------------------


     Refinements to the foregoing estimates may occur as the merger and integration task force formed by North Fork and Metro complete their work. It is expected that merger costs of approximately $600,000 and $350,000 will be incurred by North Fork and Metro, respectively, through September 30, 1994. These costs will be expensed as incurred. The restructuring charges include only the costs associated with the Merger and the discontinuation of certain operations, and do not include costs such as employee training, additional systems, advertising or signage. Except for the bad debt recapture liability that will be paid in equal annual installments commencing in 1995, all other charges and expenses will be paid within one year from consummation of the Merger.


                          CERTAIN RELATED TRANSACTIONS

STOCK OPTION AGREEMENT; TERMINATION FEE

     The following is a summary of the material provisions of the Stock Option Agreement, dated as of June 27, 1994 (the "Stock Option Agreement"), by and between Metro and North Fork, which is attached hereto as Annex B, as well as a summary of certain provisions of the Merger Agreement (which is attached hereto as Annex A) which provide for the payment by Metro to North Fork of a $2,000,000 fee (the "Termination Fee") in certain circumstances. The following summary is qualified in its entirety by reference to the Stock Option Agreement and the relevant provisions of the Merger Agreement.

     Execution of the Stock Option Agreement, and the inclusion in the Merger Agreement of the provisions relating to the Termination Fee, were conditions to North Fork's merger proposal. Pursuant to the Stock Option Agreement, Metro granted to North Fork an option (the "Option") to purchase up to 557,795 shares (the "Option Shares") of Metro Common Stock (representing approximately 9.9% of the issued and outstanding shares of such Metro Common Stock after taking into account the shares that may be issued upon exercise of such option) at an exercise price of $21.00 per share (the "Exercise Price"), subject to the terms and conditions set forth therein. The Option may only be exercised, and the Termination Fee is only payable, upon the occurrence of certain "Purchase Events" which are described below (none of which has occurred).

     Purchase Events. The Option is exercisable, and the Termination Fee payable, only upon the occurrence of one of the following events (each a "Purchase Event"):

          (a) Metro fails to publicly oppose a Tender Offer or an Exchange Offer (as defined below), or authorizes, recommends, publicly proposes, fails to publicly oppose or enters into an agreement with any person (other than North Fork or any of its subsidiaries) to (i) effect a merger, consolidation or similar transaction involving Metro or any of its subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing subsidiaries), (ii) sell, lease, exchange or otherwise dispose of assets of Metro or any of its subsidiaries representing 20% or more of the consolidated assets of Metro and its subsidiaries, or (iii) issue, sell or otherwise dispose of (including by merger, consolidation, share exchange or similar transaction) securities representing 20% or more of the voting power of Metro or any of its subsidiaries (any of the foregoing, an "Acquisition Transaction");

          (b) any person (other than North Fork or its subsidiaries) shall have acquired Beneficial Ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of, or the right to acquire Beneficial Ownership of, or any Group (as defined in the Exchange Act) shall have been formed which has acquired Beneficial Ownership of, or has the right to acquire Beneficial Ownership of, 20% or more of the then outstanding shares of Metro Common Stock;

          (c) any person (other than North Fork or any subsidiary of North Fork) shall have (i) commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act with respect to a Tender Offer or Exchange Offer to purchase any shares of Metro Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then-outstanding shares of Metro Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

          (d) the stockholders of Metro shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any person (other than North Fork or any subsidiary of North Fork) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; or

          (e) Metro's Board of Directors shall not have recommended to Metro's stockholders that such stockholders vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby or shall have withdrawn or modified such recommendation in a manner adverse to North Fork.

     The Stock Option Agreement. The Option expires upon the earliest to occur of (i) the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event, (iii) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a breach of any of Metro's covenants under the Merger Agreement) or (iv) 12 months after the termination of the Merger Agreement by North Fork if such termination results from a breach by Metro of any of its covenants contained in the Merger Agreement (except that if within 12 months after such termination of the Merger Agreement a Purchase Event occurs, then the Option will terminate 12 months after the first occurrence of such event). The closing of a purchase of shares pursuant to the Stock Option Agreement is subject to the obtaining of all necessary governmental approvals including, without limitation, any approvals required under the BHC Act, provided, however, that if the Option cannot be exercised because of an injunction, order or similar restraint issued by a court of competent jurisdiction, the option shall expire no earlier than on the 10th business day after such injunction, order or restraint shall have been dissolved or shall have become permanent and no longer subject to appeal, as the case may be.

     The number and type of securities subject to the Option and the purchase price of shares will be adjusted for (i) any change in the Metro Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or (ii) the effect of any of the rights or similar securities that may be issued pursuant to any stockholder rights, poison pill or similar plan of Metro becoming exercisable, such that North Fork will receive (upon exercise of the Option) the same number and type of securities as if the Option had been exercised immediately prior to the occurrence of such event (or the record date therefore). The number of shares of Metro Common Stock subject to the Option will also be adjusted in the event Metro issues additional shares of Metro Common Stock such that the number of shares of Metro Common Stock subject to the option, together with shares previously purchased pursuant thereto, represents 9.9% of the Metro Common Stock then issued and outstanding, without giving effect to shares subject to or issuable pursuant to the Option.

     In the event Metro enters into any agreement (i) to merge into or consolidate with any person other than North Fork or one of its subsidiaries such that Metro is not the surviving corporation, (ii) to permit any person, other than North Fork or one of its subsidiaries, to merge into Metro and Metro is the surviving corporation, but, in connection with such merger, the then outstanding shares of Metro Common Stock are changed into or exchanged for stock or other securities of Metro or any other person or cash or any other property or the outstanding shares of Metro Common Stock prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person other than North Fork or one of its subsidiaries, then, and in each such case, the agreement governing the transaction must provide that, upon consummation of the transaction, the Option will be converted into or exchanged for an option to purchase securities of either the acquiring person, any person that controls the acquiring person or Metro (if Metro is the surviving entity), in all cases at the election of North Fork.

     Metro has granted North Fork certain registration rights with respect to shares of Metro Common Stock acquired by North Fork upon exercise of the Option. These rights include requiring Metro to file up to two registration statements under the Securities Act if requested by North Fork within three years of the date the Option first becomes exercisable (the "Registration Period") provided such registration is necessary in order to permit the sale or other disposition of the shares acquired by North Fork. Any such registration statement, and any sale covered thereby, will be at Metro's expense other than underwriting discounts or commissions, brokers' fees and the fees and disbursements of North Fork's counsel related thereto. In addition, in the event that during the Registration Period Metro effects a registration under the Securities Act of Metro Common Stock (other than on Form S-4 or Form S-8 or any form with respect to a dividend reinvestment or similar plan), Metro will allow North Fork to participate in such registration, subject to certain limitations. In connection with any registration described above, Metro and North Fork will provide to each other and any underwriter of the offering customary representations, warranties, covenants, indemnifications and contributions.

     Certain rights and obligations of North Fork and Metro under the Stock Option Agreement are subject to receipt of required regulatory approvals. The approval of the Federal Reserve Board is required for the acquisition by North Fork of more than 5% of the outstanding shares of Metro Common Stock.

     Termination Fee; Increase in Exercise Price. The Merger Agreement provides that in addition to the rights granted to North Fork under the Stock Option Agreement, in the event the Merger Agreement (i) is terminated subsequent to the occurrence of a Purchase Event or (ii) is terminated by North Fork as a result of a breach by Metro of its covenants under the Merger Agreement, and within 12 months after such termination by North Fork a Purchase Event shall occur, then Metro must pay to North Fork the Termination Fee of $2,000,000.

     The Stock Option Agreement provides that in addition to any other amounts payable by North Fork to Metro upon the exercise of the option, upon the first such exercise, North Fork will pay to Metro an amount, if any, by which (i) $2,000,000 plus the product of (A) the total number of Option Shares and (B) the difference between the Market/Tender Offer Price (as defined below) and the Purchase Price exceeds (ii) $4,500,000, provided, however, that in no event will the amount payable pursuant to this sentence exceed $2,000,000. The "Market/Tender Offer Price" means the higher of the highest per share at which a Tender Offer or Exchange Offer has been made by any person other than North Fork or any affiliate of North Fork or person acting in concert in any respect with North Fork for at least 20% of the shares of Metro Common Stock then outstanding or the highest closing sales price per share of Metro Common Stock quoted on the AMEX (or if Metro Common Stock is not quoted on the AMEX, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source) within the six month period immediately preceding the execution of the Stock Option Agreement.

     The provisions described in the preceding paragraph were intended to limit, within certain parameters, the aggregate value (the "Aggregate Value") which North Fork could potentially realize as a result of the exercise of the Option and the payment of the Termination Fee to $4,500,000. In the event that a Purchase Event occurs and the Market/Tender Offer Price is equal to or greater than $25.50 and equal to or less than $29.09, (A) the Termination Fee payable by Metro, plus (B) the difference between the aggregate value of the Option Shares (valued at the Market/Tender Offer Price) and the aggregate exercise price for the Option Shares, less (C) the amount payable by North Fork to Metro pursuant to the preceding paragraph, will equal $4,500,000. If the Market/Tender Offer price exceeds $29.09, the Aggregate Value will exceed $4,500,000 by an amount equal to the amount of such excess multiplied by the number of Option Shares.

     Effect of Stock Option Agreement and Termination Fee. The Stock Option Agreement and the Termination Fee are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement and the Termination Fee may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in Metro from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for Metro Common Stock than the price per share implicit in the Exchange Ratio. The acquisition of Metro or an interest in Metro, or an agreement to do either, could cause the Option to become exercisable and the Termination Fee to become payable. The existence of the Option and the Termination Fee could significantly increase the cost to a potential acquiror of acquiring Metro compared to its cost had the Stock Option Agreement and the Merger Agreement not been entered into. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire Metro than it might otherwise have proposed to pay. Moreover, following consultation with North Fork's independent accountants, the management of North Fork believes that the exercise of the Option is likely to prohibit any acquiror of Metro from accounting for any acquisition of Metro using the pooling of interests accounting method for a period of two years. Accordingly, the existence of the Stock Option Agreement may deter significantly, or completely preclude, an acquisition of Metro by certain other banking organizations. The Metro Board took this factor into account before approving the Stock Option Agreement. See "THE
MERGER -- Recommendation of the Boards of Directors; Reasons for the
Merger -- Metro."

SUBSIDIARY BANK MERGER AGREEMENT

     In connection with the Merger, North Fork Bank and Bayside Federal have entered into the Subsidiary Bank Merger Agreement (the "Subsidiary Bank Merger Agreement") pursuant to which Bayside Federal will be merged with and into North Fork Bank, which will continue as a wholly owned subsidiary of North Fork. The Subsidiary Bank Merger Agreement may be terminated by mutual consent of the parties at any time and will be terminated automatically in the event the Merger Agreement is terminated.

     THE FOREGOING SUMMARIES OF THE STOCK OPTION AGREEMENT, THE SUBSIDIARY BANK MERGER AGREEMENT AND THE PROVISIONS OF THE MERGER AGREEMENT RELATING TO THE TERMINATION FEE ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO SUCH AGREEMENTS. THE MERGER AGREEMENT IS ATTACHED HERETO AS ANNEX A AND STOCK OPTION AGREEMENT IS ATTACHED HERETO AS ANNEX B. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

     North Fork, as a bank holding company, is registered and regulated under the BHC Act, and is subject to the supervision of the Federal Reserve Board. Generally, the Act limits the business of bank holding companies to banking, managing, or controlling banks, performing certain servicing activities for subsidiaries, and engaging in such other activities as the Federal Reserve Board may determine to be closely related to banking.

     The Federal Reserve Board has broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties. In addition, the activities and operations of North Fork are subject to extensive federal supervision and regulation which, among other things, limit non-banking activities, impose minimum capital requirements, require approval to acquire 5% of any class of voting shares or substantially all of the assets of a bank or other company, and generally prohibit a bank holding company from controlling banks in more than one state except where expressly permitted by state law.

     North Fork Bank, as a New York State chartered FDIC insured depository institution, is subject to the supervision, regulation, and examination of the New York State Banking Department (the "Banking Department") and the FDIC. The FDIC has broad enforcement authority over federally-insured depository institutions, including the power to terminate deposit insurance, to appoint a conservator or receiver if any of a number of conditions are met, and to impose substantial fines and other civil and criminal penalties. Almost every aspect of the operations and financial condition of North Fork Bank is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments, and the provision of services. Various consumer protection laws and regulations also affect the operations of North Fork Bank. The deposits of North Fork Bank are insured up to applicable limits by the FDIC.

     In addition to the impact of federal and state regulation, banks and bank holding companies may be significantly affected by legislation, which can change banking statutes in substantial and unpredictable ways, and by the monetary and fiscal actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

     Federal legislation that has affected the competitive environment for North Fork and North Fork Bank includes the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") which, among other things, provides for the acquisition of thrift institutions by bank holding companies, broadens the enforcement power of federal bank regulatory agencies, and provides that any FDIC insured depository institution may be liable for any loss incurred by the FDIC, or any loss which the FDIC reasonably anticipates incurring, in connection with the default of any commonly controlled FDIC insured depository institution or any assistance provided by the FDIC to any such institution in danger of default. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes.

PAYMENT OF DIVIDENDS

     North Fork is a legal entity separate and distinct from North Fork Bank. The principle source of the North Fork's cash revenues is dividends from North Fork Bank, and there are various legal and regulatory limitations under federal and state law on the extent to which North Fork Bank can finance or otherwise supply funds to North Fork.

     Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies.

     Among other things, dividends from North Fork Bank to North Fork are limited by the regulations of the Banking Department to an amount equal to North Fork Bank's current year's earnings plus its prior two years' retained net profits. Under this regulation, North Fork Bank's dividend capability at June 30, 1994 is $36.9 million, which included its 1994 earnings through June 30 of $13.3 million plus approximately $23.6 million in retained net profits from prior years.

     The relevant federal and state regulatory agencies also have authority to prohibit a bank or bank holding company from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of North Fork Bank, be deemed to constitute such an unsafe or unsound practice.

     In addition, pursuant to the provisions of the Note Purchase Agreement, dated as of April 20, 1994, between North Fork and Allstate Life Insurance Company, North Fork may not declare or pay dividends on its capital stock if an Event of Default (as defined therein) would occur or is existing at either the time of the declaration or the payment of any such dividend or if, after giving effect to such dividend, the aggregate amount of all dividends, made during the period from and after December 31, 1993 to and including the date of the making of the dividend in question (the "Test Period"), would exceed the sum of (i) 30% (or minus 100% in case of a net deficit) of the cumulative Consolidated Net Income (as defined therein) for the Test Period, plus (ii) the net cash proceeds to North Fork from the issuance of any common stock issued after April 20, 1994, plus (iii) $5,000,000 minus (iv) a specified percentage of the purchase price of certain Restricted Assets (as defined therein). At June 30, 1994, North Fork had no Restricted Assets. Under this provision, North Fork's dividend capability at June 30, 1994 was $14.5 million.

HOLDING COMPANY LIABILITY

     Federal Reserve Board policy requires bank holding companies to serve as a source of financial strength to their subsidiary banks by standing ready to use available resources to provide adequate capital funds to subsidiary banks during periods of financial stress or adversity. A bank holding company also could be liable under certain provisions of banking law for the capital deficiencies of an undercapitalized bank subsidiary. In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the bank holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for a subsequent breach of such obligation will be entitled to a priority of payment.

CAPITAL ADEQUACY AND PROMPT CORRECTIVE ACTION

     The Federal Reserve Board has formal capital guidelines which bank holding companies are required to meet. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting risk-based capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The Federal Reserve Board's guidelines currently require all bank holding companies to maintain a minimum "risk-based" capital ratio of total capital to risk-weighted assets of 8.00%, including a minimum ratio of Tier 1 capital, defined below, to risk-weighted assets of 4.00%. As of June 30, 1994, North Fork's total risk-based capital ratio was 15.49%, including 14.21% of Tier 1 capital. The minimum required "leverage" capital ratio of Tier 1 capital to average total assets is 3% for banking organizations that meet certain specified criteria (including having the highest regulatory rating) and at least 4% to 5% for all other banking organizations. As of June 30, 1994, North Fork's leverage capital ratio was 7.89%.

     The FDIC has formal capital guidelines which state non-member banks are required to meet that are the same as those imposed by the Federal Reserve Board on bank holding companies. As of June 30, 1994, North Fork Bank's total risk-based capital ratio was 16.64%, including 15.35% of Tier 1 capital; as of June 30, 1994, North Fork Bank's leverage capital ratio was 8.48%.

     Tier 1 capital consists of common equity, qualifying perpetual preferred equity, and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangibles. Elements

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

of supplementary capital, which is limited overall to 100% of Tier 1 capital, include perpetual preferred equity not qualifying for Tier 1, mandatory convertible and subordinated debt, and other qualifying securities. The allowance for loan losses qualifies only as supplementary capital and then only to the extent of 1.25% of total risk-weighted assets.

     Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" to resolve the problems of insured depository institutions that do not meet certain capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

     Under regulations promulgated by the federal bank regulatory agencies, a "well capitalized" institution has a total risk-based capital ratio of at least 10 percent, a Tier 1 risk-based capital ratio of at least 6 percent, a leverage ratio of at least 5 percent and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total risk-based capital ratio of at least 8 percent, a Tier 1 risk-based capital ratio of at least 4 percent, and a leverage ratio of at least 4 percent (3 percent if the institution is given the highest regulatory rating and is not experiencing or anticipating significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution has a total risk-based capital ratio of less than 8 percent, a Tier 1 risk-based capital ratio of less than 4 percent, or a leverage ratio of less than 4 percent (3 percent if the institution is given the highest regulatory rating and is not experiencing or anticipating significant growth). A "significantly undercapitalized" institution has a total risk-based capital ratio of less than 6 percent, a Tier 1 risk-based capital ratio of less than 3 percent, or a leverage ratio of less than 3 percent. A "critically undercapitalized" institution has a ratio of tangible equity to total assets that is 2 percent or less. Under certain circumstances, a "well capitalized," "adequately capitalized," or "undercapitalized" institution may be required to comply with supervisory actions as if the institution were in the next lowest capital category.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency as of the time the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     A significantly undercapitalized depository institution may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further prohibitions on paying dividends to its holding company, and requirements that the institution divest itself of certain subsidiaries or that its holding company divest itself of the institution or of any non-depository institution affiliate, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within 90 days after becoming critically undercapitalized.

     Certain FDIC regulations adopted under FDICIA prohibit a bank from accepting, renewing or rolling-over brokered deposits unless (i) it is well capitalized, or (ii) it is adequately capitalized and receives a waiver from the FDIC. For purposes of these regulations, a bank is defined to be well capitalized if it maintains a leverage ratio of at least 5 percent, a risk-adjusted Tier 1 capital ratio of at least 6 percent, and a risk-adjusted total capital ratio of at least 10 percent and is not otherwise in a "troubled condition" as specified by its appropriate federal regulatory agency. A bank that is adequately capitalized and has been granted an FDIC waiver to accept, renew, or roll-over brokered deposits may not pay an interest rate on any such deposits in excess of 75 basis points over prevailing market rates on comparable deposits in specified market areas. There are no such restrictions on a bank that is well capitalized. North Fork anticipates that these regulations will not have a material adverse effect on its operations.

TRANSACTIONS WITH AFFILIATES

     North Fork Bank is subject to restriction under federal law which limit a bank's extensions of credit to, and certain other transactions with, affiliates. Such transactions by North Fork Bank with any one affiliate are limited in amount to 10 percent of a bank's capital and surplus, and with all affiliates to 20 percent of the bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in accordance with specific statutory requirements. The purchase of low quality assets from affiliates is generally prohibited. Federal law also provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the institution, as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered, or would apply, to non-affiliated companies.

FDIC INSURANCE ASSESSMENTS

     North Fork Bank is subject to FDIC deposit insurance assessments. Pursuant to FDICIA, the FDIC has adopted a risk-based system for determining deposit insurance assessment. Under the risk-based system, an insured institution will be assessed at rates in the range of .23 percent to .31 percent of deposits depending on its capital and supervisory classifications, as assigned by its primary federal regulator. The insurance assessment rate for North Fork Bank in 1993 was .26 percent. Commencing July 1, 1994, the insurance assessment rate for North Fork was .23 percent. The FDIC has the authority to raise or lower assessment rates on insured deposits in order to achieve certain designated ratios in the federal deposit insurance funds, and to impose special additional assessments.

CONSERVATORSHIP AND RECEIVERSHIP POWERS OF FEDERAL BANKING AGENCIES

     FDICIA significantly expanded the authority of the federal banking regulators to place depository institutions into conservatorship or receivership to include, among other things, appointment of the FDIC as conservator or receiver of an undercapitalized institution under certain circumstances. In the event a bank is placed into conservatorship or receivership, the FDIC is required, subject to certain exceptions, to choose the method for resolving the institution that is least costly to the bank insurance fund of the FDIC, such as liquidation.

     The FDIC may provide federal assistance to a "troubled institution" without placing the institution into conservatorship or receivership. In such cases, pre-existing debtholders and stockholders may be required to make substantial concessions and, insofar as practical, the FDIC will succeed to their interests in proportion to the amount of federal assistance provided.

                    DESCRIPTION OF NORTH FORK CAPITAL STOCK

GENERAL

     The authorized capital stock of North Fork consists of 50,000,000 shares of North Fork Common Stock, par value $2.50 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share ("North Fork Preferred Stock"), issuable in one or more series with such terms and at such times and for such consideration as the North Fork Board of Directors determines. As of June 27, 1994, 14,249,286 shares of North Fork Common Stock (including 487 shares of treasury stock) and no shares of North Fork Preferred Stock had been issued.

     As of June 27, 1994, approximately 580,139 shares of North Fork Common Stock had been reserved for issuance upon the exercise of outstanding stock options under various employee incentive and purchase plans,

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

657,820 shares of North Fork Common Stock were reserved for issuance pursuant to North Fork's dividend reinvestment and stock purchase plans, and 1,100,474 shares of North Fork Common Stock were reserved for issuance upon the exercise of outstanding warrants under various warrant agreements. In addition, 500,000 shares of a series of North Fork Preferred Stock designated as Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred"), were reserved for issuance as provided in the North Fork Rights Agreement described below.

     The following description contains a summary of all the material features of the capital stock of North Fork but does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporate Law (the "DGCL") and is qualified in its entirety by reference to the Certificate of Incorporation of North Fork (the "North Fork Certificate"), including the terms of the Rights Agreement (the "North Fork Rights Agreement"), between North Fork and North Fork Bank, as Rights Agent, dated as of February 28, 1989, described below.

COMMON STOCK

     The outstanding shares of North Fork Common Stock are fully paid and nonassessable. Holders of North Fork Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and have no preemptive rights. Holders of North Fork Common Stock are not entitled to cumulative voting rights with respect to the election of directors. The North Fork Common Stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

     Subject to the preferences applicable to any shares of North Fork Preferred Stock outstanding at the time, holders of North Fork Common Stock are entitled to dividends when and as declared by the North Fork Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

     North Fork's Certificate of Incorporation and Bylaws provide that the North Fork Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. Directors are elected by classes to three year terms, so that approximately one-third of the directors of North Fork are elected at each annual meeting of the stockholders. In addition, North Fork's Bylaws provide that the power to fill vacancies is vested in the Board of Directors of North Fork. The overall effect of such provisions may be to prevent a person or entity from seeking to acquire control of North Fork through an increase in the number of directors on the North Fork Board and the election of designated nominees to fill such newly created vacancies.

RIGHTS PLAN

     On February 28, 1989, the North Fork Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of North Fork Common Stock to stockholders of record at the close of business on March 13, 1989. Each Right entitles the registered holder to purchase from North Fork a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred at a Purchase Price of $70 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Rights Agreement.

     Initially, the Rights will be attached to all North Fork Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the North Fork Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of North Fork Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of North Fork Common Stock or (iii) 10 days after the North Fork Board of Directors determines that any person, alone or together with its affiliates and associates, has become the Beneficial Owner of an amount of North Fork Common Stock which such directors determine to be substantial (which amount shall in no event be less than 10% of the share of North Fork Common Stock

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

outstanding) and such directors, after reasonable inquiry and investigation, including consultation with such persons as such directors shall seem appropriate, shall determine that (a) such beneficial ownership by such person is intended to cause North Fork to repurchase the North Fork Common Stock beneficially owned by such person or to cause pressure on North Fork to take action or enter into a transaction or series of transactions intended to provide such person with financial gain under circumstances where the North Fork Board of Directors determines that the best interests of North Fork and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of North Fork's ability to maintain its competitive position) on the business or prospects of North Fork (any such person being referred to herein and in the Rights Agreement as an "Adverse Person"). Pursuant to the Rights Agreement, North Fork reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 13, 1999, unless earlier redeemed by North Fork as described below.

     In the event that (i) a person becomes the beneficial owner of 20% or more of the then outstanding shares of North Fork Common Stock (except pursuant to an offer for all outstanding shares of North Fork Common Stock which the independent directors determine to be fair to and otherwise in the best interests of North Fork and its stockholders) or (ii) the North Fork Board of Directors determines that a person is an Adverse Person (each of such events being referred to herein as a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon exercise, North Fork Common Stock (or, in certain circumstances, cash, property or other securities of North Fork) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by North Fork as set forth below.

     In the event that, at any time following the Stock Acquisition Date or the date on which the North Fork Board of Directors determines that a person is an Adverse Person, (i) North Fork is acquired in a merger or other business combination transaction in which North Fork is not the surviving corporation (other than a merger which follows an offer described in the parenthetical part of clause (i) of the preceding paragraph), or (ii) 50% or more of North Fork's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The event set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred, (ii) if holders of the Series A Preferred are granted certain rights or warrants to subscribe for Series A Preferred or convertible securities at less than the current market price of the Series A Preferred, or
(iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred on the last trading date prior to the date of exercise.

     In general, at any time until ten days following the Stock Acquisition Date, North Fork may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, North Fork Common Stock or other consideration deemed appropriate by the North Fork Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. North Fork may not redeem the Rights if the North Fork Board of Directors has previously declared a person to be an Adverse Person. Immediately upon the action of the North Fork Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of North Fork who was a member of the North Fork Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the North Fork Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person, or an affiliate or associate of an Acquiring Person or an Adverse Person, or any representative of the foregoing entities.

     At any time after the occurrence of a Flip-in Event, the North Fork Board may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person, which have become void), in whole or in part, at any exchange ratio of one Common Share per Rights, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of North Fork, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of North Fork or to North Fork, stockholders of North Fork may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for North Fork Common Stock (or other consideration) of North Fork or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the North Fork Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the North Fork Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire North Fork in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of North Fork and its stockholders as determined by the North Fork Board of Directors or willing to negotiate with the North Fork Board of Directors. The Rights should not interfere with any merger or other business combination approved by the North Fork Board of Directors since the North Fork Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date (unless the Board has previously declared a person to be an Adverse Person), redeem all but not less than all the then outstanding Rights at the Redemption Price.

                        COMPARISON OF STOCKHOLDER RIGHTS


     Upon the consummation of the transactions contemplated in the Merger Agreement, the stockholders of Metro will become stockholders of North Fork. Since both North Fork and Metro are Delaware corporations, Metro stockholders who receive North Fork Common Stock will continue to be subject to the privileges and restrictions provided in the DGCL. However, the rights presently enjoyed by Metro's stockholders under the relevant provisions of the Certificate of Incorporation (the "Metro Certificate") and the Bylaws (the "Metro Bylaws") of Metro differ in some respects from the rights they would have as stockholders of North Fork under the relevant provisions of the North Fork Certificate and North Fork's Bylaws (the "North Fork Bylaws"). This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference


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

to the North Fork Certificate, the North Fork Bylaws, the Metro Certificate, the Metro Bylaws, the DGCL, and the North Fork Rights Agreement.

ACTION BY WRITTEN CONSENT

     North Fork. The North Fork Bylaws provide that any action required to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding North Fork Common Stock, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     Metro. The Metro Certificate provides that stockholders may not act by written consent. Accordingly, all action by Metro stockholders must be taken at a duly called annual or special meeting of stockholders.

STOCKHOLDER NOMINATIONS AND PROPOSALS FOR BUSINESS

     North Fork. The North Fork Bylaws establish procedures that must be followed for stockholders to nominate individuals to the North Fork Board or to propose business at an annual meeting of stockholders.

     In order to nominate individuals to the North Fork Board, a stockholder must provide timely notice of such nomination in writing to the Secretary of North Fork. A stockholder's notice must set forth (a) as to each person whom the stockholder proposed to nominate for election as a director (i) the name, age, business address and residence address of each person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares held by the person and (iv) any other information relating to the person that is required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; (b) as to the stockholder giving such notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of North Fork which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice, and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations or proxies for election of directors pursuant to
Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as nominee and to serve as a director if elected.

     In order to properly propose that an item of business come before the annual meeting of stockholders, a stockholder must provide timely notice in writing to the Secretary of North Fork, which notice must include (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name, record address, class and number of shares of North Fork capital stock beneficially owned by the stockholder giving such notice, (iii) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, and (iv) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

     To be timely, a stockholder's notice of a nominee or proposed item of business to the Secretary must be delivered to or mailed and received at the principal executive offices of the North Fork not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth
(10) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

     Metro. The Metro Bylaws establish similar procedures that must be followed for stockholders to nominate individuals to the Metro Board or to propose business at the annual meeting of stockholders. The requirement to furnish certain information contained in the Metro Bylaws in order to advance nominations to the Metro Board and items of business are not materially different from those of North Fork; however, the time requirements are substantially different. Under the Metro Bylaws, in order to be timely, notice must be delivered to Metro not less than 90 days prior to the meeting at which directors are to be elected or the proposed business is to be conducted, or, if Metro gives less than 100 days' notice of the meeting, then notice by the stockholder must be received by the close of business on the 10th day following the date on which notice of the meeting was mailed to stockholders or such public disclosure was made.

CERTAIN BUSINESS COMBINATIONS

     North Fork. The North Fork Certificate does not contain any restrictions on North Fork's ability to consummate certain business combinations which are in addition to those imposed by the DGCL.

     Metro. The Metro Certificate provides that any "Business Combination" involving Metro and any Metro Related Person (defined to include any beneficial owner of more than 10% of the outstanding Metro capital stock entitled to vote in the election of directors ("Metro Voting Stock")) must be approved by the holders of at least 80% of the voting power of the outstanding Metro Voting Stock (the "80% Voting Requirement"). In the case of any Business Combination that does not involve any cash or other consideration being received by the stockholders of Metro solely in their capacity as stockholders of Metro which has been approved by a majority of the Disinterested Directors (defined generally to include any director on the Metro Board who is unaffiliated with, and not a representative of, the Metro Related Person and who either was a director immediately prior to the time the Metro Related Person became such a person or was recommended or elected to succeed such a Disinterested Director by a majority of the Metro Disinterested Directors), the affirmative vote of only a majority of the Metro Voting Stock will be required to approve the Business Combination. If the Business Combination does include any cash or other consideration being received by the stockholders of Metro solely in their capacity as stockholders of Metro, in addition to the approval of a majority of the Disinterested Directors, certain "fair price" (defined generally to mean that the consideration to be received by stockholders in such Business Combination shall be at least equal to the higher of, and in the same form as, the consideration paid by the Metro Related Person for such person's acquisition of Metro capital stock within the two year period immediately prior to the first public announcement of the proposal of the Business Combination or in the transaction in which such person became a Metro Related Person) and other criteria must be met in order for any such Business Combination to be consummated without the satisfaction of the 80% Voting Requirement. In the event that the Metro 80% Voting Requirement is not required, the Business Combination only requires an affirmative vote of the majority of the Voting Stock.

     As defined in the Metro Certificate, a Business Combination includes, among other things, (i) the merger or consolidation of Metro or any subsidiary with any Metro Related Person or any other corporation which is or after such merger or consolidation would be, an affiliate of a Metro Related Person, (ii) the sale or other disposition by Metro of assets having a value of more than 25% of the total combined assets of Metro and its subsidiaries ("Substantial Assets") to a Metro Related Person or any associate or affiliate thereof, (iii) the issuance or transfer by Metro or any subsidiary of any securities of Metro or any subsidiary to any Metro Related Person in exchange for cash, securities, or other property having an aggregate fair market value equaling or exceeding 25% of the combined assets of Metro and its subsidiaries, (iv) the adoption of any plan or proposal for the liquidation or dissolution of Metro proposed by or on behalf of a Metro Related Person, or (v) any transaction that has the effect of increasing the proportionate amount of the outstanding shares of any class of equity or convertible securities of Metro or any subsidiary that is beneficially owned by a Metro Related Person.

     As defined in the Metro Certificate, a Metro Related Person is generally defined as any person (other than Metro or subsidiary thereof) who or which: (1) is the beneficial owner of more than 10% of the outstanding Voting Stock, (2) is an affiliate of Metro and at any time within the two year period immediately prior to the date in question was the beneficial owner of 10% or more of the outstanding Voting Stock, or (3) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two year period immediately prior to the date in question beneficially owned by any Metro Related Person, if such assignment or succession shall have occurred in the course of a transaction not involving a public offering as defined by the Securities Act.

REMOVAL OF DIRECTORS

     North Fork. The DGCL provides that unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified (as is North Fork's), stockholders may remove a director only with cause by a vote of the majority of the then outstanding shares of the corporation entitled to vote thereon. The North Fork Certificate does not contain any provisions concerning the removal of directors.

     Metro. The Metro Board, like that of North Fork, has been classified. The Metro Certificate provides that any director of Metro, or the entire Metro Board, may be removed from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock of Metro entitled to vote generally in the election of directors, voting together as a single class.

AMENDMENT OF BYLAWS

     North Fork. The DGCL provides that the stockholders have the power to adopt, amend, or repeal the Bylaws of a corporation, subject to any limitations provided in the Certificate of Incorporation. There are no such limitations in the North Fork Certificate, and accordingly, the North Fork ByLaws may be amended by a majority of the then-outstanding shares of North Fork capital stock entitled to vote thereon.

     Metro. The Metro Certificate provides that any action by Metro's stockholders to adopt, amend or repeal any provision of the Metro Bylaws requires the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Metro Common Stock entitled to vote in the election of Directors.

AMENDMENT OF CERTIFICATE

     North Fork. The DGCL provides that amendments to a corporation's certificate of incorporation generally require a resolution by the corporation's board of directors setting forth the amendment proposed and declaring its advisability and the affirmative vote of the holders of a majority of the corporation's outstanding stock entitled to vote thereon. The North Fork Certificate contains no further provisions concerning the amendment of the North Fork Certificate.

     Metro. The Metro Certificate provides that, in addition to the requirements imposed by the DGCL and discussed above, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Metro entitled to vote in an election of directors, voting together as a single class, shall be required to amend or repeal certain provisions of the Metro Certificate relating to (1) the amendment or repeal of any provision contained in the Metro ByLaws, (2) the limitation of the right of stockholders to act by written consent, (3) the ability to call special meetings of stockholders, (4) the classification of the Metro Board, (5) the Metro Business Combination provision, or (6) indemnification of Metro's directors and officers.

LIMIT ON STOCKHOLDER VOTING

     North Fork. The North Fork certificate has no provision specifically limiting stockholder voting rights.

     Metro. The Metro Certificate contains a provision limiting the voting rights of any person owning more than 10% of the outstanding shares of Metro Common Stock. Any person who beneficially owns more than 10% of the then-outstanding shares of Metro Common Stock (the "Limit") shall not be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner of Metro Common Stock in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Metro Common Stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Metro Common Stock beneficially owned by such person owning shares in excess of the Limit.

CONSIDERATION OF OTHER CONSTITUENCIES

     North Fork. The North Fork Certificate does not contain any provision specifically relating to the ability of the North Fork Board of Directors to consider the interests of any constituencies of North Fork other than its stockholders in considering whether to approve or oppose any corporate action, including without limitation any proposal to acquire North Fork by means of a merger, tender offer or similar business combination. However, pursuant to existing case law interpreting the provisions of the DGCL, the board of directors of a Delaware corporation such as North Fork generally may consider the impact of such a proposal on North Fork's other constituencies, provided that doing so bears some reasonable relationship to general stockholder interests.

     Metro. The Metro Certificate provides that when evaluating any Business Combination, the Metro may give due consideration to all relevant factors, including, without limitation, the social and economic effect of the offer on Metro's current and future customers and employees, on the communities in which Metro or its subsidiaries operate, and on the ability of Metro to fulfill its objectives as a savings and loan holding company.

PERSONAL LIABILITY OF DIRECTORS

     North Fork. The North Fork Certificate provides that the personal liability of each of its directors to North Fork or its stockholders for monetary damages for breach of his fiduciary duty as a director is limited to $25,000, except to the extent such person's action or failure to take action (1) constituted a breach of the duty of loyalty to North Fork or its stockholders;
(2) was not in good faith or which involved intentional misconduct or knowing violations of law; (3) resulted in liability under Section 174 of the DGCL relating to certain unlawful dividends and stock repurchases; or (4) constituted a transaction from which the director derived an improper personal benefit.

     Metro. The Metro Certificate provides that a director shall not be personally liable to Metro or Metro Stockholders for monetary damages, for a breach of fiduciary duty as a director except for liability (i) for a breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Metro Certificate further provides liability of a director of Metro shall be limited to the fullest extent permitted by DGCL.

RIGHTS PLANS

     North Fork. On February 28, 1989, the North Fork Board of Directors declared a dividend distribution of one Right for each outstanding share of North Fork Common Stock to stockholders of record at the close of business on March 13, 1989. For a description of the Rights and the related North Fork Rights Agreement, see "DESCRIPTION OF NORTH FORK CAPITAL STOCK -- Rights Plans."

     Metro.  The Metro Board has not adopted a Stockholder Rights Plan.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following tables set forth certain selected condensed financial data for North Fork and Metro on an unaudited pro forma combined basis giving effect to the Merger as if the Merger had become effective on June 30 1994, in the case of the balance sheet data presented, and if the Merger had become effective at the beginning of the periods indicated, in the case of the income statement data presented. The pro forma data in the tables assumes that the Merger is accounted for using the pooling of interests method of accounting. See "THE
MERGER -- Anticipated Accounting Treatment." Financial data for the six months ended June 30, 1994 and 1993 combine North Fork and Metro with Metro's interim results presented to coincide with the reporting period for North Fork. These tables should be read in conjunction with, and are qualified in their entirety by, the historical financial statements, including the notes thereto, of North Fork and Metro incorporated by reference herein and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

     The pro forma data and ratios set forth in the following tables do not reflect merger expenses and restructuring charges anticipated to be incurred by North Fork and Metro, the expected cost savings and revenue enhancement opportunities that could result from the Merger or any other items of income or expense which may result from the Merger. The unaudited pro forma combined selected financial data is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have occurred if the Merger had been consummated on June 30, 1994 or at the beginning of the periods indicated or which may be obtained in the future.

            NORTH FORK BANCORPORATION, INC. -- METRO BANCSHARES INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1994
                             (Dollars in thousands)

                                                                        PRO FORMA         NORTH FORK
                                         NORTH FORK       METRO        ADJUSTMENTS        PRO FORMA
                                         ----------     ----------     ------------       ----------
ASSETS
Cash and Due from Banks................  $   71,241     $   17,272                        $   88,513
Money market investments...............      40,512         52,700                            93,212
Securities Held to Maturity............     649,280        149,233                           798,513
Securities Available for Sale..........     206,310              0                           206,310
Loans, net of unearned discounts.......   1,011,086        758,376                         1,769,462
  Allowance for Loan Losses............     (44,353)       (10,676)                          (55,029)
                                         ----------     ----------                        ----------
     Net Loans.........................     966,733        747,700                         1,714,433
Premises and Equipment, net............      32,299          7,345                            39,644
Other Real Estate Owned................      14,039          3,498                            17,537
Excess of cost over fair value of
  assets acquired......................       8,939         14,004                            22,943
Other Assets...........................      30,985         14,915                            45,900
                                         ----------     ----------                        ----------
     Total Assets......................  $2,020,338     $1,006,667                        $3,027,005
                                          =========      =========                         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits...............................  $1,443,521     $  893,424                        $2,336,945
Federal Funds Purchased and Securities
  Sold with Agreements to Repurchase...     354,285              0                           354,285
Borrowed Funds.........................      25,000         10,308                            35,308
Other Liabilities......................      35,181         20,291                            55,472
                                         ----------     ----------                        ----------
     Total Liabilities.................   1,857,987        924,023                         2,782,010
Stockholders' Equity:
  Preferred Stock......................           0                                                0
  Common Stock.........................      35,622             53           22,271(2)        57,946
  Additional Paid-in Capital...........      95,259         18,910          (23,126)(2)       91,043
  Retained Earnings....................      34,594         64,844                            99,438
Less: Unrealized depreciation on
  certain marketable securities net of
  tax..................................      (2,715)             0                            (2,715)
Less: Restricted Stock Awards..........        (402)             0                              (402)
Less: Unallocated common stock held by
  ESOP.................................           0           (308)                             (308)
Less: Treasury Stock...................          (7)          (855)             855(2)            (7)
     Total Stockholders' Equity........     162,351         82,644                           244,995
                                          =========      =========       ==========        =========
     Total Liabilities and
       Stockholders' Equity............  $2,020,338     $1,006,667                        $3,027,005
                                         ----------     ----------                        ----------

                  See "NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL STATEMENTS."

            NORTH FORK BANCORPORATION, INC. -- METRO BANCSHARES INC.
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1994
                   (in thousands, except for per share data)

                                                              NORTH FORK      METRO      PRO FORMA
                                                              ----------     -------     ---------
Interest Income.............................................   $ 62,858      $36,190      $99,048
Interest Expense............................................     20,966       14,221       35,187
                                                              ----------     -------     ---------
  Net Interest Income.......................................     41,892       21,969       63,861
Provision for Loan Losses...................................      1,750        1,150        2,900
                                                              ----------     -------     ---------
  Net Interest Income after Provision for Loan Losses.......     40,142       20,819       60,961
Other Noninterest Income....................................      8,326        1,669        9,995
Net Securities Gains (Losses)...............................        (54)         (18)         (72)
Other Real Estate Owned Related Expense.....................      3,739          108        3,847
Other Noninterest Expense...................................     26,604       10,113       36,717
                                                              ----------     -------     ---------
  Income before Income Taxes................................     18,071       12,249       30,320
Provision for Income Taxes..................................      6,484        5,574       12,058
                                                              ----------     -------     ---------
  Net Income................................................   $ 11,587      $ 6,675      $18,262
                                                               ========      =======     ========
Pro Forma Weighted average equivalent common shares
  outstanding:
  at the Exchange Ratio of 1.759............................     14,904        5,442       24,476
  at the Exchange Ratio of 1.645............................     14,904        5,442       23,856
Pro Forma Net Income per share:
  at the Exchange Ratio of 1.759............................   $   0.78      $  1.23      $  0.75
  at the Exchange Ratio of 1.645............................   $   0.78      $  1.23      $  0.77

                  See "NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL STATEMENTS."

            NORTH FORK BANCORPORATION, INC. -- METRO BANCSHARES INC.
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1993 FOR NORTH FORK AND SEPTEMBER 30, 1993 FOR
                                     METRO
                   (in thousands, except for per share data)

                                                                                        NORTH FORK
                                                             NORTH FORK      METRO      PRO FORMA
                                                             ----------     --------    ----------
Total Interest Income......................................   $118,489       $72,718     $191,207
Total Interest Expense.....................................     41,136        32,033       73,169
                                                             ----------     --------    ----------
  Net Interest Income......................................     77,353        40,685      118,038
Provision for Loan Losses..................................      6,000         4,300       10,300
                                                             ----------     --------    ----------
  Net Interest Income after Provision for Loan Losses......     71,353        36,385      107,738
Other Noninterest Income...................................     16,510         2,969       19,479
Net Securities Gains.......................................      1,457             0        1,457
Other Real Estate Owned Related Expense (Income)...........     14,307         (336)       13,971
Other Noninterest Expense..................................     52,396        19,684       72,080
                                                             ----------     --------    ----------
  Income before Income Taxes...............................     22,617        20,006       42,623
Provision for Income Taxes.................................      7,520         9,456       16,976
                                                             ----------     --------    ----------
  Net Income...............................................   $ 15,097       $10,550     $ 25,647
                                                              ========       =======     ========
Pro Forma Weighted average equivalent common shares
  outstanding:
  at the Exchange Ratio of 1.759...........................     14,382         5,421       23,918
  at the Exchange Ratio of 1.645...........................     14,382         5,421       23,300
Pro Forma Net Income per share:
  at the Exchange Ratio of 1.759...........................   $   1.05         $1.95     $   1.07
  at the Exchange Ratio of 1.645...........................   $   1.05         $1.95     $   1.10

                  See "NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL STATEMENTS."

            NORTH FORK BANCORPORATION, INC. -- METRO BANCSHARES INC.
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1992 FOR NORTH FORK AND SEPTEMBER 30, 1992 FOR
                                     METRO
                   (in thousands, except for per share data)

                                                                                        NORTH FORK
                                                             NORTH FORK      METRO      PRO FORMA
                                                             ----------     --------    ----------
Total Interest Income......................................   $130,740      $ 79,784     $210,524
Total Interest Expense.....................................     59,578        46,136      105,714
                                                             ----------     --------    ----------
  Net Interest Income......................................     71,162        33,648      104,810
Provision for Loan Losses..................................     21,000         2,775       23,775
                                                             ----------     --------    ----------
  Net Interest Income after Provision for Loan Losses......     50,162        30,873       81,035
Other Noninterest Income...................................     14,647         2,496       17,143
Net Securities Gains.......................................      9,408           139        9,547
Other Real Estate Owned Related Expense....................     15,998           276       16,274
Other Noninterest Expense..................................     54,299        19,116       73,415
                                                             ----------     --------    ----------
  Income before Income Taxes...............................      3,920        14,116       18,036
Provision for Income Taxes.................................      2,190         6,419        8,609
                                                             ----------     --------    ----------
  Net Income...............................................   $  1,730      $  7,697     $  9,427
                                                              ========       =======     ========
Pro Forma Weighted average equivalent common shares
  outstanding:
  at the Exchange Ratio of 1.759...........................     11,025         5,344       20,425
  at the Exchange Ratio of 1.645...........................     11,025         5,344       19,816
Pro Forma Net Income per share:
  at the Exchange Ratio of 1.759...........................   $   0.16      $   1.44     $   0.46
  at the Exchange Ratio of 1.645...........................   $   0.16      $   1.44     $   0.48

                  See "NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL STATEMENTS."

            NORTH FORK BANCORPORATION, INC. -- METRO BANCSHARES INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1991 FOR NORTH FORK AND SEPTEMBER 30, 1991 FOR
                                     METRO
                   (in thousands, except for per share data)

                                                                                        NORTH FORK
                                                             NORTH FORK      METRO      PRO FORMA
                                                             ----------     -------     ----------
Total Interest Income......................................   $152,368      $73,487      $225,855
Total Interest Expense.....................................     88,209       48,255       136,464
                                                             ----------     -------     ----------
  Net Interest Income......................................     64,159       25,232        89,391
Provision for Loan Losses..................................     64,800        1,825        66,625
                                                             ----------     -------     ----------
  Net Interest Income (Expense) after Provision for
     Loan Losses...........................................       (641)      23,407        22,766
Other Noninterest Income...................................     11,305        2,094        13,399
Net Securities Gains.......................................      8,942          110         9,052
Other Real Estate Owned Related Expense....................     10,340          323        10,663
Other Noninterest Expense..................................     47,833       14,830        62,663
                                                             ----------     -------     ----------
  Income (loss) before Income Taxes........................    (38,567)      10,458       (28,109)
Provision for (recovery) Income Taxes......................     (4,941)       4,777          (164)
                                                             ----------     -------     ----------
  Net Income (loss)........................................   ($33,626)     $ 5,681      ($27,945)
                                                              ========      =======      ========
Pro Forma Weighted average equivalent common shares
  outstanding:
  at the Exchange Ratio of 1.759...........................      9,999        5,162        19,079
  at the Exchange Ratio of 1.645...........................      9,999        5,162        18,490
Pro Forma Net Income (loss) per share:
  at the Exchange Ratio of 1.759...........................   ($  3.36)     $  1.10      ($  1.46)
  at the Exchange Ratio of 1.645...........................   ($  3.36)     $  1.10      ($  1.51)

                  See "NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL STATEMENTS."

                 NORTH FORK BANCORPORATION AND SUBSIDIARIES AND
                       METRO BANCSHARES AND SUBSIDIARIES

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

     (1) The unaudited pro forma condensed combined balance sheet at June 30, 1994 represents the historical book values for North Fork and Metro and reflect the Merger accounted for as a pooling of interests. Under generally accepted accounting principals ("GAAP") the assets and liabilities of Metro will be combined with those of North Fork. Additionally, the statements of income for Metro will be combined with North Fork on a retroactive basis. North Fork utilizes a fiscal year which ends on December 31 for reporting purposes, whereas Metro uses a fiscal year which ends on September 30 for such purposes. The unaudited condensed combined statements of income for 1993, 1992 and 1991 combine North Fork and Metro at their respective year end periods. The unaudited condensed combined statement of income for the six month periods ended June 30, 1994 and 1993 include Metro for the six months then ended to conform with the reporting periods of North Fork. Summary unaudited operating results for Metro in the three month periods ended December 31, 1993 and 1992 not included in the unaudited pro forma condensed combined financial statements, are as follows:

                                                                    THREE MONTHS ENDED
                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     1993        1992
                                                                    -------     ------
                                                                       (UNAUDITED)
        Net interest income.......................................  $10,745     $9,806
        Income before cumulative effect for accounting
          for income taxes........................................    3,137      2,375
        Income per share before cumulative effect.................  $  0.58     $ 0.44
        Cumulative effect of adoption of SFAS #109 accounting for
          income taxes............................................    3,700          0
        Net income................................................    6,837      2,375
        Net income per share......................................  $  1.26     $ 0.44

     (2) Pro forma adjustments to common shares and capital surplus, at June 30, 1994, reflect the Merger accounted for as a pooling of interests, through: (a) the exchange of 8,929,570 shares of $2.50 par value North Fork Common Stock for 5,076,504 actual outstanding shares actual of Metro at an Exchange Ratio of
1.759. The actual Exchange Ratio will depend upon the actual Average Closing Price per share of North Fork Common Stock on the Valuation Date.

     (3) The pro forma weighted average shares outstanding for the six months ended June 30, 1994 and 1993, and for each of the combined three year periods, reflect exchange ratios of 1.759 and 1.645 shares of North Fork Common Stock for each share of Metro Common Stock. The actual Exchange Ratio will depend upon the actual Average Closing Price per share of North Fork Common Stock on the Valuation Date.


     (4) The pro forma condensed combined financial statements do not reflect one-time merger expenses and restructuring charges which currently are estimated to be in the range of $11 to $13 million after taxes. It is expected that merger costs of approximately $600,000 and $350,000 will be incurred and expensed by North Fork and Metro, respectively through September 30, 1994. The remaining merger and restructuring costs will

                 NORTH FORK BANCORPORATION AND SUBSIDIARIES AND
                       METRO BANCSHARES AND SUBSIDIARIES

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


be recognized upon consummation of the Merger which is expected to occur in the fourth quarter of 1994. The following provides details of the estimated charges by type of cost:


                                                                            EXPECTED RANGE
                                                                               OF COST
                                 TYPE OF COST                               --------------
    ----------------------------------------------------------------------      ($ IN
                                                                              MILLIONS)
    Merger expense........................................................   $2.0 to $ 2.7
    Restructuring charges:
      Severance and Other Employee Expense................................    5.6 to   6.8
      Facility and System Costs...........................................    2.7 to   3.5
                                                                            --------------
      Total pre-tax merger and restructuring charges......................   10.3 to  13.0
      Less: Tax effect....................................................    3.5 to   4.3
      Tax Bad Debt Recapture..............................................    3.8 to   4.2
                                                                            --------------
      Total after tax merger and restructuring charges....................  $10.6 to $12.9
                                                                            --------------

     Although no assurance can be given, North Fork expects that cost savings will be achieved at an annual rate of $8 to $11 million, pre-tax, by the end of the second quarter of 1995 as a result of steps to be taken to integrate their operations and to achieve efficiencies in certain combined lines of business. These anticipated merger cost savings were determined based upon preliminary estimates provided by the management of both North Fork and Metro. A merger integration task force, consisting of representatives of both companies, is in the process of validating these preliminary estimates and executing cost reduction initiatives. The pro forma financial data does not give effect to these expected cost savings, nor does it include any estimates of revenue enhancements that could be realized with the Merger and conversion of Metro's subsidiary, Bayside Federal Savings Bank, to a commercial bank operation.

     (5) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," was issued in May 1993, and is required to be adopted for fiscal years beginning after December 15, 1994 with earlier application permitted. Each of North Fork and Metro are currently assessing the final implications of the implementation of SFAS No. 114 and believe that it will not have a material adverse effect on its financial condition or operating results.

     (6) North Fork adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS #115) as of January 1, 1994. Metro was not yet required to adopt SFAS #115, as the statement is effective for fiscal years beginning after December 15, 1993. Management of Metro has determined, for purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet, all investment and mortgage-backed securities historically classified as "held for investment" will be classified as "held to maturity" under SFAS #115. No impact on the combined financial condition or results of operations is expected from conforming this method of accounting.

     (7) There was no material adverse effect to the financial condition or results of operations of Metro resulting from conforming the method of accounting for postemployment benefits to that of North Fork, which is in accordance with Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits," for purposes of the Unaudited Pro Forma Condensed Combined Financial Statement.

     (8) Certain Metro financial information has been reclassified to conform with North Fork.

     (9) Share data for Metro has been restated to reflect Metro's 3 for 2 stock splits declared on July 8, 1992 and August 5, 1993.

                                 LEGAL MATTERS

     The validity of the shares of North Fork Common Stock which will be issued in the Merger will be passed upon for North Fork by Skadden, Arps, Slate, Meagher & Flom.

     Legal matters in connection with the Merger will be passed upon for Metro by Muldoon, Murphy & Faucette.

                                    EXPERTS

     The consolidated financial statements of North Fork Bancorporation, Inc. and subsidiaries as of December 31, 1993 and 1992 and for each of the years in the three year period ended December 31, 1993, included in North Fork's 1993 Form 10-K incorporated by reference into this Joint Proxy Statement/Prospectus, have been incorporated by reference herein and in the Registration Statement of which this Joint Proxy Statement/Prospectus is a part in reliance upon the report of KPMG Peat Marwick, independent auditors, included in North Fork's 1993 Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick includes an explanatory paragraph referring to changes in accounting principles.

     The consolidated financial statements of Metro Bancshares Inc. and subsidiaries as of September 30, 1993 and 1992 and for each of the years in the three-year period ended September 30, 1993, included in Metro's 1993 Form 10-K incorporated by reference into this Joint Proxy Statement/Prospectus have been incorporated by reference herein and in the Registration Statement of which the Joint Proxy Statement/Prospectus is a part in reliance upon the report of KPMG Peat Marwick, independent auditors, included in Metro's 1993 Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     Representatives of KPMG Peat Marwick are expected to be present at the North Fork Meeting and the Metro Meeting, and are expected to be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

     Proposals of stockholders intended to be presented at the 1995 Annual Meeting of Stockholders of North Fork must be received by North Fork no later than November 18, 1994 for inclusion in North Fork's Proxy Statement and Form of Proxy relating to that meeting.

     It is possible that Metro's next Annual Meeting of Stockholders will be held prior to consummation of the Merger. Any stockholder who wishes to submit a proposal for presentation to such annual meeting, and for inclusion, if appropriate, in Metro's proxy statement and the form of proxy relating to such annual meeting, must comply with the rules and regulations of the Commission then in effect and must submit such proposal to the Secretary of Metro. In the event that Metro's Annual Meeting of Stockholders is held on or before February 27, 1995, any stockholder proposal must have been received by Metro not later than September 28, 1994. In the event that Metro's Annual Meeting of Stockholders is held after February 27, 1995, any stockholder proposal must be received by Metro a reasonable time before the solicitation of proxies for such annual meeting is made.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                       BY
                                      AND
                                    BETWEEN
                        NORTH FORK BANCORPORATION, INC.
                                      AND
                             METRO BANCSHARES INC.

                                 JUNE 27, 1994

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
                                   ARTICLE I

THE MERGER.............................................................................    1
  1.1.   The Merger....................................................................    1
  1.2.   Effective Time................................................................    1
  1.3.   Effects of the Merger.........................................................    1
  1.4.   Conversion of Company Common Stock............................................    1
  1.5.   Stock Options.................................................................    2
  1.6.   Buyer Common Stock............................................................    3
  1.7.   Certificate of Incorporation..................................................    3
  1.8.   By-Laws.......................................................................    3
  1.9.   Directors and Officers........................................................    3
  1.10.  Tax Consequences..............................................................    3

                                   ARTICLE II
EXCHANGE OF SHARES.....................................................................    3
  2.1.   Buyer to Make Shares Available................................................    3
  2.2.   Exchange of Shares............................................................    4

                                   ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........................................    5
  3.1.   Corporate Organization........................................................    5
  3.2.   Capitalization................................................................    6
  3.3.   Authority; No Violation.......................................................    6
  3.4.   Consents and Approvals........................................................    7
  3.5.   Reports.......................................................................    8
  3.6.   Financial Statements..........................................................    9
  3.7.   Broker's Fees.................................................................    9
  3.8.   Absence of Certain Changes or Events..........................................    9
  3.9.   Legal Proceedings.............................................................    9
  3.10.  Taxes.........................................................................    9
  3.11.  Employees.....................................................................   10
  3.12.  SEC Reports...................................................................   11
  3.13.  Company Information...........................................................   11
  3.14.  Compliance with Applicable Law................................................   11
  3.15.  Certain Contracts.............................................................   11
  3.16.  Agreements with Regulatory Agencies...........................................   12
  3.17.  Investment Securities.........................................................   12
  3.18.  Intellectual Property.........................................................   12
  3.19.  Undisclosed Liabilities.......................................................   13
  3.20.  State Takeover Laws...........................................................   13
  3.21.  Administration of Fiduciary Accounts..........................................   13
  3.22.  Environmental Matters.........................................................   13
  3.23.  Derivative Transactions.......................................................   14
  3.24.  Opinion.......................................................................   14
  3.25.  Assistance Agreements.........................................................   14

                                                                                         PAGE
                                                                                         ----
  3.26.  Approvals.....................................................................   14
  3.27.  Loan Portfolio................................................................   14

                                    ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER................................................   15
  4.1.   Corporate Organization........................................................   15
  4.2.   Capitalization................................................................   15
  4.3.   Authority; No Violation.......................................................   16
  4.4.   Consents and Approvals........................................................   17
  4.5.   Financial Statements..........................................................   17
  4.6.   Broker's Fees.................................................................   18
  4.7.   Absence of Certain Changes or Events..........................................   18
  4.8.   Legal Proceedings.............................................................   18
  4.9.   Compliance with Applicable Law................................................   18
  4.10.  SEC Reports...................................................................   18
  4.11.  Buyer Information.............................................................   18
  4.12.  Ownership of Company Common Stock; Affiliates and Associates..................   19
  4.13.  Taxes.........................................................................   19
  4.14.  Employees.....................................................................   19
  4.15.  Agreements with Regulatory Agencies...........................................   20
  4.16.  Undisclosed Liabilities.......................................................   20
  4.17.  Administration of Fiduciary Accounts..........................................   20
  4.18.  Approvals.....................................................................   20
  4.19.  Reports.......................................................................   21
  4.20.  Environmental Matters.........................................................   21
  4.21.  Derivative Transactions.......................................................   21
  4.22.  Loan Portfolio................................................................   22

                                   ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS..............................................   22
  5.1.   Covenants of the Company......................................................   22
  5.2.   Covenants of Buyer............................................................   24

                                   ARTICLE VI

ADDITIONAL AGREEMENTS..................................................................   25
  6.1.   Regulatory Matters............................................................   25
  6.2.   Access to Information.........................................................   26
  6.3.   Stockholder Meetings..........................................................   26
  6.4.   Legal Conditions to Merger....................................................   27
  6.5.   Affiliates....................................................................   27
  6.6.   Stock Exchange Listing........................................................   27
  6.7.   Employee Benefit Plans; Existing Agreements...................................   27
  6.8.   Indemnification...............................................................   29
  6.9.   Subsequent Interim and Annual Financial Statements............................   30
  6.10.  Additional Agreements.........................................................   30
  6.11.  Advice of Changes.............................................................   30
  6.12.  Current Information...........................................................   30

                                                                                         PAGE
                                                                                         ----
  6.13.  Execution and Authorization of Bank Merger Agreement..........................   30
  6.14.  Directorships.................................................................   31

                                    ARTICLE VII

CONDITIONS PRECEDENT...................................................................   31
  7.1.   Conditions to Each Party's Obligation To Effect the Merger....................   31
  7.2.   Conditions to Obligations of Buyer............................................   31
  7.3.   Conditions to Obligations of the Company......................................   33

                                   ARTICLE VIII

TERMINATION AND AMENDMENT..............................................................   34
  8.1.   Termination...................................................................   34
  8.2.   Effect of Termination; Expenses...............................................   35
  8.3.   Amendment.....................................................................   36
  8.4.   Extension; Waiver.............................................................   36

                                  ARTICLE IX

GENERAL PROVISIONS.....................................................................   36
  9.1.   Closing.......................................................................   36
  9.2.   Alternative Structure.........................................................   36
  9.3.   Nonsurvival of Representations, Warranties and Agreements.....................   36
  9.4.   Expenses......................................................................   36
  9.5.   Notices.......................................................................   37
  9.6.   Interpretation................................................................   37
  9.7.   Counterparts..................................................................   37
  9.8.   Entire Agreement..............................................................   37
  9.9.   Governing Law.................................................................   37
  9.10.  Enforcement of Agreement......................................................   38
  9.11.  Severability..................................................................   38
  9.12.  Publicity.....................................................................   38
  9.13.  Assignment; No Third Party Beneficiaries......................................   38

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of June 27, 1994, by and among North Fork Bancorporation, Inc., a Delaware corporation ("Buyer") and Metro Bancshares Inc., a Delaware corporation (the "Company"). (Buyer and the Company are herein sometimes collectively referred to herein as the "Constituent Corporations".)

     WHEREAS, the Boards of Directors of Buyer and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Buyer; and

     WHEREAS, as soon as practicable after the execution and delivery of this Agreement, North Fork Bank, a New York chartered stock commercial bank and a wholly owned subsidiary of Buyer ("New York Bank", and sometimes referred to herein as the "Surviving Bank"), and Bayside Federal Savings Bank, a federally chartered stock savings bank and a wholly owned subsidiary of the Company (the "Company Bank"), will enter into a Subsidiary Agreement and Plan of Merger (the "Bank Merger Agreement") providing for the merger (the "Subsidiary Merger") of the Company Bank with and into New York Bank, and it is intended that the Subsidiary Merger be consummated immediately following the consummation of the Merger; and

     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                     ARTICLE I

                                    THE MERGER

     1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Buyer. Buyer shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall continue to be North Fork Bancorporation, Inc. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

     1.2. Effective Time. The Merger shall become effective as set forth in the certificate of merger (the "Certificate of Merger") which shall be filed with the Secretary of State of the State of Delaware (the "Secretary") on the Closing Date (as defined in Section 9.1 hereof). The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

     1.3. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 259 and 261 of the DGCL.

     1.4. Conversion of Company Common Stock.

     (a) At the Effective Time, subject to Section 2.2(e) hereof, each share of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held (x) in the Company's treasury or (y) directly or indirectly by Buyer or the Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC shares, as such terms are defined in Section 1.4(b) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the number of shares (the "Exchange Ratio") of the common stock, par value $2.50 per share, of Buyer ("Buyer Common Stock") (together with the number of Buyer Rights (as defined in Section 4.2 hereof) associated therewith), determined by dividing $25.50 by the Average Closing Price (as defined below); provided, however, that (I) if the Average Closing Price is equal to or greater than $15.50, the

Exchange Ratio shall be 1.645 (the "Minimum Exchange Ratio") and (II) subject to the provisions of Section 8.1(g) hereof, if the Average Closing Price is equal to or less than $14.50, the Exchange Ratio shall be 1.759 (the "Maximum Exchange Ratio"). As used herein, the term "Average Closing Price" means the average closing sales price per share of Buyer Common Stock on the New York Stock Exchange ("NYSE") (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source), for the 20 consecutive NYSE trading days (the "Valuation Period") ending on the fifth business day prior to the date on which the last of all regulatory approvals required to consummate the transactions contemplated hereby (including the Merger and the Subsidiary Merger) are obtained, without regard to any requisite waiting periods in respect thereof. All of the shares of Company Common Stock converted into Buyer Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a "Certificate") previously representing any such shares of Company Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of Buyer Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 1.4(a) and Section 2.2(e) hereof. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Buyer Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time Buyer should split or combine its common stock, or pay a dividend or other distribution in such common stock, then the Exchange Ratio, Minimum Exchange Ratio and Maximum Exchange Ratio shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

     (b) At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock and all shares of Company Common Stock that are owned directly or indirectly by Buyer or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Buyer Common Stock which are similarly held, whether held directly or indirectly by Buyer or the Company, as the case may be, being referred to herein as "Trust Account Shares") and (y) shares of Company Common Stock held by Buyer or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Buyer Common Stock which are similarly held, whether held directly or indirectly by Buyer or the Company being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Buyer or other consideration shall be delivered in exchange therefor. All shares of Buyer Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer.

     1.5. Stock Options. (a) At the Effective Time, each option granted by the Company (a "Company Option") to purchase shares of Company Common Stock which is outstanding and unexercised immediately prior thereto shall, except as otherwise provided in Section 1.5(b) hereof, be converted automatically into an option to purchase shares of Buyer Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms (including those terms, if any, providing for accelerated vesting) of the Company's 1988 Incentive Stock Option Plan (the "1988 Incentive Plan"), the Company's 1988 Stock Option Plan for Outside Directors (the "1988 Option Plan"), the Company's 1993 Incentive Stock Option Plan (the "Incentive Plan") and the Company's 1993 Stock Option Plan for Outside Directors (the "Option Plan" and together with the 1988 Incentive Plan, the 1988 Option Plan and the Incentive Plan, the "Company Plans"):

          (1) The number of shares of Buyer Common Stock to be subject to the new option shall be equal to the product of the number of shares of Company Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of Buyer Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

          (2) The exercise price per share of Buyer Common Stock under the new option shall be equal to the exercise price per share of Company Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the new option shall be the same as the original option, except that all references to the Company shall be deemed to be references to Buyer. Notwithstanding anything to the contrary contained herein, all Limited Rights (as such term is defined in the 1988 Incentive Plan or the Incentive Plan, as the case may be) granted under the 1988 Incentive Plan or the Incentive Plan shall terminate and be of no further force or effect upon receipt of consent to such termination from the grantees of such Limited Rights. The Company will use its best efforts to obtain such consents from all holders of Limited Rights.

     (b) Without limiting the foregoing, and provided that the right contained in this paragraph (b) is not inconsistent with any of the conditions contained in Article VII hereof, each holder of a Company Option shall have the right (which right shall be exercised at least 5 days prior to the Closing Date by written notice to Buyer) to elect, in lieu of the provisions of Section 1.5(a), to convert, at the Effective Time, all or a portion of his or her Company Options which have not expired prior to the Effective Time into the right to receive such number of shares (rounded to the nearest whole share) of Buyer Common Stock as are equal in value (determined by valuing each share of Buyer Common Stock at the Average Closing Price (as defined in Section 1.4)) to the excess of (i) the product of the number of shares of Company Common Stock subject to such option, the Exchange Ratio and the Average Closing Price of the Buyer Common Stock over (ii) the aggregate exercise price of such option.

     1.6. Buyer Common Stock. Except for shares of Buyer Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of Buyer as contemplated by Section 1.4 hereof, the shares of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and at the Effective Time, such shares shall remain issued and outstanding.

     1.7. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of Buyer, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation.

     1.8. By-Laws. At the Effective Time, the By-Laws of Buyer, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

     1.9. Directors and Officers. Except as provided in Section 6.14 hereof, the directors and officers of Buyer immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     1.10. Tax Consequences. It is intended that the Merger and the Subsidiary Merger each constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code.

                                   ARTICLE II

                               EXCHANGE OF SHARES

     2.1. Buyer to Make Shares Available. At or prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Buyer) (the "Exchange Agent"), selected by Buyer and reasonably satisfactory to the Company, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of Buyer Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.

     2.2. Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Buyer Common Stock and the cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Buyer Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

     (b) No dividends or other distributions declared after the Effective Time with respect to Buyer Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of Buyer Common Stock into which his Company Common Stock shall have been converted.

     (c) If any certificate representing shares of Buyer Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Buyer Common Stock as provided in this Article II.

     (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Buyer. In lieu of the issuance of any such fractional share, Buyer shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Buyer Common Stock an amount in cash determined by multiplying (i) the average of the closing sale prices of Buyer Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur by (ii) the fraction of a share of Buyer Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

     (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for six months after the Effective Time shall be paid to Buyer. Any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Buyer for payment of their shares of Buyer Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Buyer Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Buyer, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such person of a bond in such amount as Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Buyer Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Buyer as follows:

     3.1. Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on the Company. The Company is duly registered as a unitary savings and loan holding company under the Home Owners' Loan Act of 1933, as amended. The Certificate of Incorporation and By-laws of the Company, copies of which have previously been delivered to Buyer, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Buyer, the Company or the Surviving Corporation, as the case may be, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from general political or economic conditions or a change in law, rule, regulation, GAAP (as defined below) or regulatory accounting principles, which in each case affects banking institutions or their holding companies generally, except to the extent any such condition or change affects the referenced party to a materially greater extent than banking institutions or their holding companies generally. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

     (b) The Company Bank is a savings bank duly organized, validly existing and in good standing under the laws of the United States of America. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by the Company Bank. Each of the Company's other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company's Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material

Adverse Effect on the Company. The articles of incorporation, by-laws and similar governing documents of each Subsidiary of the Company, copies of which have previously been delivered to Buyer, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     (c) The minute books of the Company and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 1991 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

     3.2. Capitalization. (a) The authorized capital stock of the Company consists of 8,900,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Company Preferred Stock"). As of the date of this Agreement, there are (x) 5,076,504 shares of Company Common Stock issued and outstanding and 236,474 shares of Company Common Stock held in the Company's treasury, (y) no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for (i) 511,909 shares of Company Common Stock reserved for issuance pursuant to the Company Option Plans and described in Section 3.2(a) of the Disclosure Schedule which is being delivered to Buyer concurrently herewith (the "Company Disclosure Schedule") and (ii) 557,795 shares of Company Common Stock reserved for issuance upon exercise of the option issued to Buyer pursuant to the Stock Option Agreement, dated June 27, 1994, between Buyer and the Company (the "Option Agreement") and (z) no shares of Company Preferred Stock issued or outstanding, held in the Company's treasury or reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 3.2(a) of the Company Disclosure Schedule, and except for the Option Agreement, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or Company Preferred Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. The names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, the number of Limited Rights attached to such number of shares, the expiration date of each such option, and the price at which each such option may be exercised under the Option Plan, the Incentive Plan, the 1988 Option Plan or the 1988 Incentive Plan, as applicable, are set forth in Section 3.2(a) of the Company Disclosure Schedule.

     (b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company as of the date of this Agreement. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Assuming compliance by Buyer with Section 1.5 hereof, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries.

     3.3. Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of the Company's stockholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Buyer) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (b) The Company Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will be duly and validly approved by the Board of Directors of the Company Bank. Upon the due and valid approval of the Bank Merger Agreement by the Company as the sole stockholder of the Company Bank and by the Board of Directors of the Company Bank, no other corporate proceedings on the part of the Company Bank will be necessary to consummate the transactions contemplated thereby. The Bank Merger Agreement, upon execution and delivery by the Company Bank, will be duly and validly executed and delivered by the Company Bank and will (assuming due authorization, execution and delivery by New York Bank) constitute a valid and binding obligation of the Company Bank, enforceable against the Company Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (c) Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company or the Bank Merger Agreement by the Company Bank, nor the consummation by the Company or the Company Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by the Company or the Company Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of the Company or the certificate of incorporation, by-laws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on the Company.

     3.4. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Oakar Amendment to the Federal Deposit Insurance Act and the Bank Holding Company Act of 1956, as amended (the "BHC Act") and approval of such applications and notices, (b) the filing of applications with the FDIC under the Bank Merger Act and approval of such applications, (c) the filing of applications with the Office of Thrift Supervision (the "OTS") and approval of such applications, (d) the filing of an application with the New York State Banking Department (the "Banking Department"), which filing shall include, if Buyer so requests pursuant to
Section 6.13 hereof, an application for conversion of the Company Bank from a federally chartered stock savings bank to a New York chartered stock savings bank (the "State Banking Approval"), (e) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of the Company's stockholders and Buyer's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement"), (f) the approval of this Agreement by the requisite vote of the stockholders of the Company, (g) the filing of the Certificate of Merger with the Secretary pursuant to the DGCL, (h) the filings required by the Bank Merger Agreement, (i) the approval of the Bank Merger Agreement by the Company as the sole stockholder of the Company Bank and (j) such filings, authorizations or approvals as may be set forth in Section 3.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with
(1) the execution and delivery by the Company of this Agreement, (2) the consummation by the Company of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by the Company Bank of the Bank Merger Agreement, and (4) the consummation by the Company Bank of the Subsidiary Merger and the transactions contemplated thereby.

     3.5. Reports. The Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1991 with (i) the OTS, (ii) the FDIC, (iii) any state banking commissions or any other state regulatory authority (each a "State Regulator") and (iv) any other self-regulatory organization ("SRO") (collectively with the Federal Reserve Board, the "Regulatory Agencies"), and all other material reports and statements required to be filed by them since December 31, 1991, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the OTS, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries, except as set forth in Section 3.5 of the Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the best knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 1991. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

     3.6. Financial Statements. The Company has previously delivered to Buyer copies of (a) the consolidated balance sheets of the Company and its Subsidiaries as of September 30 for the fiscal years 1992 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1991 through 1993, inclusive, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case accompanied by the audit report of KPMG Peat Marwick, independent public accountants with respect to the Company, and (b) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 1994 and March 31, 1993 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the six month periods then ended as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1994 filed with the SEC under the Exchange Act. The September 30, 1993 consolidated balance sheet of the Company (including the related notes, where applicable) fairly presents the consolidated financial position of the Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.9 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.9 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.9 hereof will be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     3.7. Broker's Fees. Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, the Bank Merger Agreement or the Option Agreement, except that the Company has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc. ("Keefe, Bruyette") in accordance with the terms of a letter agreement between Keefe, Bruyette and the Company, a true, complete and correct copy of which has been previously delivered by the Company to Buyer.

     3.8. Absence of Certain Changes or Events. (a) Except as may be set forth in Section 3.8(a) of the Company Disclosure Schedule or as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (a true, complete and correct copy of which has previously been delivered to Buyer), since September 30, 1993, (i) neither the Company nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on the Company.

     (b) Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, since March 31, 1994, the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

     (c) Except as set forth in Section 3.8(c) of the Company Disclosure Schedule, since March 31, 1994, neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of March 31, 1994 (which amounts have been previously disclosed to Buyer), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus other than year-end bonuses for fiscal 1993 as listed in Section
3.8 of the Company Disclosure Schedule or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

     3.9. Legal Proceedings. (a) Except as set forth in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of the Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, the Bank Merger Agreement or the Option Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on the Company.

     (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries which has had, or could reasonably be expected to have, a Material Adverse Effect on the Company.

     3.10. Taxes. (a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has (i) duly and timely filed or will duly and timely file (including applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns which have heretofore been filed are, and those to be hereinafter filed will be, true, correct and complete and (ii) paid in full or have made adequate provision for on the financial statements of the Company (in accordance with GAAP) all Taxes (as hereinafter defined) and will pay in full or make adequate provision for all Taxes. There are no material liens for Taxes upon the assets of either the Company or its Subsidiaries except for statutory liens for current Taxes not yet due. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. The federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service or appropriate state tax authorities with respect to those periods and jurisdictions set forth on Section 3.10(a) of the Company Disclosure Schedule. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation or sharing of Taxes (other than the allocation of federal income taxes as provided by Regulation 1.1552-1(a)(1) under the Code; (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of the voluntary change in accounting method (nor has any taxing authority proposed in writing any such adjustment or change of accounting method); or (iii) has filed a consent pursuant to Section 341(f) of the Code.

     (b) Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly (including, without limitation, through partnerships, corporations, trusts or other entities), interests in real property ("Real Property Interests") situated in (A) New York State, which by reason of the Merger or Subsidiary Merger would be subject to either (i) the New York State Real Property Gains Tax, (ii) the New York State Real Property Transfer Tax, or (iii) the New York City Real Property Transfer Tax (collectively, the "New York Transfer Taxes"), or (B) any state other than New York State which by reason of the Merger or Subsidiary Merger would be subject to any tax similar to the New York Transfer Taxes. For purposes of this Section 3.10(b), Real Property Interests include, without limitation, titles in fee, leasehold interests, beneficial interests, encumbrances, developments rights or any other interests with the right to use or occupy real property or the right to receive rents, profits or other income derived therefrom, or any options or contracts to purchase real property.

     For the purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

     For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

     3.11. Employees. (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each employee benefit plan, arrangement or agreement that is maintained or contributed to or required to be contributed to as of the date of this Agreement (the "Plans") by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the benefit of any employee or former employee of the Company, any Subsidiary or any ERISA Affiliate.

     (b) The Company has heretofore delivered to Buyer true and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan.

     (c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code either (1) has received a favorable determination letter from the IRS, or (2) is or will be the subject of an application for a favorable determination letter, and the Company is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of

ERISA, (y) deferred compensation benefits accrued as liabilities on the books of the Company, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary),
(v) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company, its Subsidiaries or an ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by the Company, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and Section 412 of the Code, (viii) neither the Company, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which the Company, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (ix) there are no pending, or, to the best knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (x) the consummation of the transactions contemplated by this Agreement will not (y) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (z) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer.

     3.12. SEC Reports. The Company has previously made available to Buyer an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1990 by the Company with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (the "Company Reports") and (b) communication mailed by the Company to its stockholders since January 1, 1990, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Company Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     3.13. Company Information. The information relating to the Company and its Subsidiaries to be contained in the Proxy Statement and the registration statement on Form S-4 (the "S-4") of which the Proxy Statement will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Buyer or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     3.14. Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on the Company, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above.

     3.15. Certain Contracts. (a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Buyer, the Company, the Surviving Corporation, the Surviving Bank or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $100,000 per annum, in the case of any such agreement with an individual, or $500,000 per annum, in the case of any other such agreement, (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries, (vi) with or to a labor union or guild (including any collective bargaining agreement) or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.15(a), whether or not set forth in Section 3.15(a) of the Company Disclosure Schedule, is referred to herein as a "Company Contract". The Company has previously delivered to Buyer true and correct copies of each Company Contract.

     (b) Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries have in all material respects performed all obligations required to be performed by it to date under each Company Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on the Company, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on the Company and (iv) no other party to such Company Contract is, to the best knowledge of the Company, in default in any respect thereunder.

     3.16. Agreements with Regulatory Agencies.  Except as set forth in Section
3.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 3.16 of the Company Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

     3.17. Investment Securities. Section 3.17 of the Company Disclosure Schedule sets forth the book and market value as of March 31, 1994 of the investment securities, mortgage backed securities and securities held for sale of the Company and its Subsidiaries. Section 3.17 of the Company Disclosure Schedule sets forth an investment securities report which includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values.

     3.18. Intellectual Property. Except where there would be no Material Adverse Effect on the Company, the Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses; and neither the Company nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. The Company and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on the Company.

     3.19. Undisclosed Liabilities. Except (a) as set forth in Section 3.19 of the Company Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company as of March 31, 1994 included in its Form 10-Q for the period ended March 31, 1994 and (c) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 1994 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

     3.20. State Takeover Laws.  The provisions of Section 203 of the DGCL and
Section 8 of the Company's Certificate of Incorporation will not, assuming the accuracy of the representations contained in Section 4.12 hereof, apply to the Agreement, the Bank Merger Agreement or the Option Agreement or any of the transactions contemplated hereby or thereby.

     3.21. Administration of Fiduciary Accounts. The Company and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on the Company, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

     3.22. Environmental Matters. Except as set forth in Section 3.22 of the Company Disclosure Schedule:

     (a) Each of the Company, its Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in compliance with all applicable federal, state and local laws including common law, regulations and ordinances and with all applicable decrees, orders and contractual obligations relating to pollution the discharge of, or exposure to materials in the environment or workplace ("Environmental Laws"), except for violations which, either individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on the Company;

     (b) There is no suit, claim, action or proceeding, pending or threatened, before any Governmental Entity or other forum in which the Company, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or
(y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries, any Participation Facility or any Loan Property, except where such noncompliance or release has not resulted, and cannot be reasonably expected to result, either individually or in the aggregate, a Material Adverse Effect on the Company;

     (c) During the period of (x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current properties, (y) the Company's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) the Company's or any of its Subsidiaries' holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property, except where such release has not had and cannot reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect on the Company. Prior to the period of (x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current properties, (y) the Company's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) the Company's or any of its Subsidiaries' holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or

Loan Property, except where such release has not had and cannot be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company; and

     (d) The following definitions apply for purposes of this Section 3.22: (x) "Loan Property" means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (y) "Participation Facility" means any facility in which the Company or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.

     3.23. Derivative Transactions. Except as set forth in Section 3.23 of the Company Disclosure Schedule, since September 30, 1993, neither Company nor any of its Subsidiaries has engaged in transactions in or involving forwards, futures, options on futures, swaps or other derivative instruments except (i) as agent on the order and for the account of others, or (ii) as principal for purposes of hedging interest rate risk on U.S. dollar-denominated securities and other financial instruments. None of the counterparties to any contract or agreement with respect to any such instrument is in default with respect to such contract or agreement and no such contract or agreement, were it to be a Loan (as defined below) held by the Company or any of its Subsidiaries, would be classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such instrument has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied, and no open exposure of the Company or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $500,000.

     3.24. Opinion. The Company has received a written opinion, dated the date hereof, from Keefe, Bruyette to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the consideration to be received by the stockholders of the Company pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

     3.25. Assistance Agreements. Except as set forth in Section 3.25 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the Company or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

     3.26. Approvals. As of the date of this Agreement, the Company knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Subsidiary Merger) should not be obtained without the imposition of a Burdensome Condition (as defined below).

     3.27. Loan Portfolio. Except as set forth in Section 3.27 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $50,000, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or ten percent stockholder of the Company or any of its Subsidiaries, or to the best knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.27 of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $50,000 of the Company or any of its Subsidiaries that as of the date of this Agreement are classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans", "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the

Company and its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. The Company shall promptly inform Buyer in writing of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed, at any time after the date of this Agreement.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer hereby represents and warrants to the Company as follows:

     4.1. Corporate Organization. (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer. Buyer is duly registered as a bank holding company under the BHC Act. The Certificate of Incorporation and By-laws of Buyer, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     (b) New York Bank is a bank duly organized, validly existing and in good standing under the laws of the State of New York. The deposit accounts of New York Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by New York Bank. Each of Buyer's other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer. The articles of organization and by-laws of New York Bank, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     (c) The minute books of Buyer and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 1991 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

     4.2. Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Buyer consists of 50,000,000 shares of Buyer Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share ("Buyer Preferred Stock"). As of June 20, 1994, there were 14,248,799 shares of Buyer Common Stock and no shares of Buyer Preferred Stock issued and outstanding, and 487 shares of Buyer Common Stock held in Buyer's treasury. As of the date of this Agreement, no shares of Buyer Common Stock or Buyer Preferred Stock were reserved for issuance, except that 657,820 shares of Buyer Common Stock were reserved for issuance pursuant to the Buyer's dividend reinvestment and stock purchase plans and described in Section 4.2(a) of the Disclosure Schedule which is being delivered by Buyer to the Company herewith (the "Buyer Disclosure Schedule"), 580,139 shares of Buyer Common Stock were reserved for issuance upon the exercise of stock options pursuant to the Buyer 1982 Incentive Stock Option Plan, the Buyer 1985 Incentive Stock Option Plan and the Buyer 1987 Long Term Incentive Plan; the Buyer's 1989 Executive Stock Option Plan and the Buyer's 1994 Key Employee Stock Plan (collectively, the "Buyer Stock Plans"), 1,100,474 shares of Buyer Common Stock were reserved for issuance upon exercise of warrants under the warrant agreements listed on Section 4.2(a) of the Buyer Disclosure Schedule, and 500,000 shares of Buyer Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of the rights (the "Buyer Rights") distributed to holders of Buyer Common Stock pursuant to the Shareholder Rights Agreement, dated as of February 28, 1989, between Buyer and The North Fork Bank, as Rights Agent (the "Buyer Shareholder Rights Agreement"). All of the issued and outstanding shares of Buyer Common Stock and Buyer Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 4.2(a) of the Buyer Disclosure Schedule and the Buyer Shareholder Rights Agreement, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock or Buyer Preferred Stock or any other equity securities of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock or Buyer Preferred Stock. The shares of Buyer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

     (b) Section 4.2(b) of the Buyer Disclosure Schedule sets forth a true and correct list of all of the Buyer Subsidiaries as of the date of this Agreement. Except as set forth in Section 4.2(b) of the Buyer Disclosure Schedule, Buyer owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of the Buyer, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of the Buyer has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of Buyer calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

     4.3. Authority; No Violation. (a) Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Buyer. The Board of Directors of Buyer has directed that this Agreement and the transactions contemplated hereby be submitted to Buyer's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of Buyer's stockholders, no other corporate proceedings on the part of Buyer are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (b) New York Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will be duly and validly approved by the Board of Directors of New York Bank. Upon the due and valid approval of the Bank Merger Agreement by Buyer as the sole stockholder of New York Bank, and by the Board of Directors of New York Bank, no other corporate proceedings on the part of New York Bank will be necessary to consummate the transactions contemplated thereby. The Bank Merger Agreement, upon execution and delivery by New York Bank, will be duly and validly executed and delivered by New York Bank and will (assuming due authorization, execution and delivery by the Company Bank) constitute a valid and binding obligation of New York Bank, enforceable against New York Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (c) Except as set forth in Section 4.3(c) of the Buyer Disclosure Schedule, neither the execution and delivery of this Agreement by Buyer or the Bank Merger Agreement by New York Bank, nor the consummation by Buyer or New York Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Buyer or New York Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of Buyer, or the articles of incorporation or by-laws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have or be reasonably likely to have a Material Adverse Effect on Buyer.

     4.4. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the Oakar Amendment to the Federal Deposit Insurance Act and the BHC Act, and approval of such applications and notices, (b) the filing of applications with the FDIC under the Bank Merger Act and approval of such applications, (c) the filing of applications with the OTS and approval of such applications, (d) the State Banking Approvals, (e) the filing with the SEC of the Proxy Statement and the S-4, (f) the approval of this Agreement by the requisite vote of the stockholders of Buyer, (g) the filing of the Certificate of Merger with the Secretary, (h) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement, (i) filings required by the Bank Merger Agreement, (j) the approval of the Bank Merger Agreement by the stockholder of New York Bank, and (k) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Buyer Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by Buyer of this Agreement, (2) the consummation by Buyer of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by New York Bank of the Bank Merger Agreement, and (4) the consummation of New York Bank of the transactions contemplated by the Bank Merger Agreement.

     4.5. Financial Statements. Buyer has previously delivered to the Company copies of (a) the consolidated balance sheets of Buyer and its Subsidiaries as of December 31 for the fiscal years 1992 and 1993 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1991 through 1993, inclusive, as reported in Buyer's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of KPMG Peat Marwick, independent public accountants with respect to Buyer, and (b) the unaudited consolidated balance sheet of Buyer and its Subsidiaries as of March 31, 1994 and March 31, 1993 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods then ended as reported in Buyer's Quarterly Report on Form 10-Q for the period ended March 31, 1994 filed with the SEC under the Exchange Act. The December 31, 1993 consolidated balance sheet of Buyer (including the related notes, where applicable) fairly presents the consolidated financial position of Buyer and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.5 (including the related notes, where applicable) fairly present and the financial statements referred to in Section
6.9 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Buyer and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.9 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.9 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     4.6. Broker's Fees. Neither Buyer nor any Subsidiary of Buyer, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, the Bank Merger Agreement or the Option Agreement, except that Buyer has engaged, and will pay a fee or commission to M.A. Schapiro & Co.

     4.7. Absence of Certain Changes or Events.  Except as may be set forth in
Section 4.7 of the Buyer Disclosure Schedule, or as disclosed in Buyer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (a true, complete and correct copy of which has previously been delivered to the Company), since December 31, 1993, (i) neither Buyer nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on Buyer.

     4.8. Legal Proceedings. (a) Except as set forth in Section 4.8 of the Buyer Disclosure Schedule or in Buyer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, neither Buyer nor any of its Subsidiaries is a party to any and there are no pending or, to the best of Buyer's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, the Bank Merger Agreement or the Option Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would have or be reasonably likely to have a Material Adverse Effect on Buyer.

     (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries which has had, or could reasonably be expected to have, a Material Adverse Effect on Buyer.

     4.9. Compliance with Applicable Law. Buyer and each of its Subsidiaries holds, and has at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Buyer or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or default would not, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on Buyer, and neither Buyer nor any of its Subsidiaries knows of, or has received notice of violation of, any material violations of any of the above.

     4.10. SEC Reports. Buyer has previously made available to the Company an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1990 by Buyer with the SEC pursuant to the Securities Act or the Exchange Act (the "Buyer Reports") and (b) communication mailed by Buyer to its shareholders since January 1, 1990, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Buyer has timely filed all Buyer Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Buyer Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     4.11. Buyer Information. The information relating to Buyer and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     4.12. Ownership of Company Common Stock; Affiliates and Associates. (a) Except for the Stock Option Agreement, neither Buyer nor any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially own, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than Trust Account Shares and DPC Shares); and

     (b) Neither Buyer nor any of its Subsidiaries is an "affiliate" (as such term is defined in DGCL sec. 203(c)(1)), an "associate" (as such term is defined in DGCL sec. 203(c)(2)) of the Company or an "Interested Stockholder" (as such term is defined in Section 8 of the Company's Certificate of Incorporation).

     4.13. Taxes. Except as set forth in Section 4.13 of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries has (i) duly and timely filed or will duly and timely file (including applicable extensions granted without penalty) all Tax Returns required to be filed at or prior to the Effective Time, and such Tax Returns which have heretofore been filed are, and those to be hereinafter filed will be, true, correct and complete, and (ii) paid in full or have made adequate provision for on the financial statements of Buyer (in accordance with GAAP) all Taxes and will pay in full or make adequate provision for all Taxes. There are no material liens for Taxes upon the assets of either Buyer or its Subsidiaries except for statutory liens for current Taxes not yet due. Except as set forth in Section 4.13 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. The federal and state income Tax Returns of Buyer and its Subsidiaries have been audited by the Internal Revenue Service or appropriate state tax authorities with respect to those periods and jurisdictions set forth on Section 4.13 of the Buyer Disclosure Schedule. Except as set forth in Section 4.13 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation or sharing of Taxes (other than the allocation of federal income taxes as provided by Regulation 1.1552-1(a)(1) under the Code); (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of the voluntary change in accounting method (nor has any taxing authority proposed in writing any such adjustment or change of accounting method); or (iii) has filed a consent pursuant to Section 341(f) of the Code.

     4.14. Employees. (a) Section 4.14(a) of the Buyer Disclosure Schedule sets forth a true and complete list of each employee benefit plan, arrangement or agreement that is maintained or contributed to or required to be contributed to as of the date of this Agreement (the "Buyer Plans") by Buyer, any of its Subsidiaries or by any trade or business, whether or not incorporated (a "Buyer ERISA Affiliate"), all of which together with Buyer would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of Buyer, any Subsidiary or any ERISA Affiliate.

     (b) Except as set forth in Section 4.14(b) of the Buyer Disclosure Schedule, (i) each of the Buyer Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Buyer Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has either (1) received a favorable determination letter from the IRS, or (2) is or will be the subject of an application for a favorable determination letter, and Buyer is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Buyer Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Buyer Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Buyer Plan's actuary with respect to such Buyer Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Buyer Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Buyer, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than

(w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Buyer, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Buyer, its Subsidiaries or any Buyer ERISA Affiliate that has not been satisfied in full, (vi) no Buyer Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Buyer, its Subsidiaries or any ERISA Affiliate as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and Section 412 of the Code, (viii) neither Buyer, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Buyer, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to
Section 4975 or 4976 of the Code, (ix) there are no pending, or, to the best knowledge of Buyer, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Buyer Plans or any trusts related thereto and (x) the consummation of the transactions contemplated by this Agreement will not (y) entitle any current or former employee or officer of Buyer or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (z) accelerate the time of payment or vesting or increase in the amount of compensation due any such employee or officer.

     4.15. Agreements with Regulatory Agencies.  Except as set forth in Section
4.15 of the Buyer Disclosure Schedule or as disclosed in Buyer's Annual Report on Form 10-K for the year ended December 31, 1993, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 4.15 of the Buyer Disclosure Schedule, a "Buyer Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Buyer or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

     4.16. Undisclosed Liabilities. Except (a) as set forth in Section 4.16 of the Buyer Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Buyer included in its Form 10-Q for the period ended March 31, 1994 and (c) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 1994 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on Buyer, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

     4.17. Administration of Fiduciary Accounts. Buyer and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Buyer nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on Buyer, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

     4.18. Approvals. As of the date of this Agreement, Buyer knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Subsidiary Merger) should not be obtained without the imposition of a Burdensome Condition.

     4.19. Reports. Buyer and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1991 with any Regulatory Agency, and all other material reports and statements required to be filed by them since December 31, 1991, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Federal Reserve Board, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Buyer and its Subsidiaries, except as set forth in Section 4.19 of Buyer Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Buyer, investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 1991. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Buyer or any of its Subsidiaries.

     4.20. Environmental Matters. Except as set forth in Section 4.20 of the Buyer Disclosure Schedule:

     (a) Each of Buyer, its Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in compliance with Environmental Laws, except for violations which, either individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on Buyer;

     (b) There is no suit, claim, action or proceeding, pending or threatened, before any Governmental Entity or other forum in which Buyer, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or
(y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by Buyer or any of its Subsidiaries, any Participation Facility or any Loan Property, except where such noncompliance or release has not resulted, and cannot be reasonably expected to result, either individually or in the aggregate, a Material Adverse Effect on Buyer;

     (c) During the period of (x) Buyer's or any of its Subsidiaries' ownership or operation of any of their respective current properties, (y) Buyer's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) Buyer's or any of its Subsidiaries' holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property, except where such release has not had and cannot reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect on Buyer. Prior to the period of (x) Buyer's or any of its Subsidiaries' ownership or operation of any of their respective current properties, (y) Buyer's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) Buyer's or any of its Subsidiaries' holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except where such release has not had and cannot be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer; and

     (d) The following definitions apply for purposes of this Section 4.20: (x) "Loan Property" means any property in which Buyer or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (y) "Participation Facility" means any facility in which Buyer or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.

     4.21. Derivative Transactions. Except as set forth in Section 4.21 of the Buyer Disclosure Schedule, since December 31, 1993, neither Buyer nor any of its Subsidiaries has engaged in transactions in or involving forwards, futures, options on futures, swaps or other derivative instruments except (i) as agent on the order and for the account of others, or (ii) as principal for purposes of hedging interest rate risk on U.S. dollar-denominated securities and other financial instruments. None of the counterparties to any contract or agreement with respect to any such instrument is in default with respect to such contract or agreement and no such contract or agreement, were it to be a Loan held by Buyer or any of its Subsidiaries, would be classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classi-

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

fied", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import. The financial position of Buyer and its Subsidiaries on a consolidated basis under or with respect to each such instrument has been reflected in the books and records of Buyer and such Subsidiaries in accordance with GAAP consistently applied, and no open exposure of Buyer or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $500,000.

     4.22. Loan Portfolio. Except as set forth in Section 4.22 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is a party to any written or oral (i) Loan, other than Loans the unpaid principal balance of which does not exceed $50,000, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan as of the date of this Agreement with any director, executive officer or ten percent stockholder of Buyer or any of its Subsidiaries, or to the best knowledge of Buyer, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.22 of the Buyer Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $50,000 of Buyer or any of its Subsidiaries that as of the date of this Agreement are classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans", "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Buyer and its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. Buyer shall promptly inform the Company in writing of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed, at any time after the date of this Agreement.

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1. Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, the Bank Merger Agreement or the Option Agreement or with the prior written consent of Buyer, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice. The Company will use its best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself and Buyer the present services of the employees of the Company and its Subsidiaries and (z) preserve for itself and Buyer the goodwill of the customers of the Company and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth on Section 5.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Buyer, the Company shall not, and shall not permit any of its Subsidiaries to:

     (a) solely in the case of the Company, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends in an amount of no more than $0.18 per share of Company Common Stock;

     (b) (i) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms, and except pursuant to the Option Agreement, or (ii) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(b) hereof) any shares of the capital stock of the Company or any Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Subsidiary of the Company;

     (c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Company Common Stock pursuant to stock options or similar rights to acquire Company Common Stock granted pursuant to the Company Stock Plans and outstanding prior to the date of this Agreement, in each case in accordance with their present terms and (ii) pursuant to the Option Agreement;

     (d) amend its Certificate of Incorporation, By-laws or other similar governing documents;

     (e) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors of the Company, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that the Company may communicate information about any such takeover proposal to its stockholders if, in the judgment of the Company's Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than Buyer with respect to any of the foregoing. The Company will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this
Section 5.1(e). The Company will notify Buyer immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company, and the Company will promptly inform Buyer in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary of the Company other than the transactions contemplated or permitted by this Agreement, the Bank Merger Agreement and the Option Agreement;

     (f) make any capital expenditures other than the expenses which are set forth in Section 5.1(f) of the Company Disclosure Schedule and expenses which
(i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $50,000 individually and $50,000 in the aggregate;

     (g) enter into any new line of business;

     (h) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

     (i) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable law;

     (j) change its methods of accounting in effect at March 31, 1994, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company's independent auditors;

     (k) (i) except as required by applicable law or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

     (l) take or cause to be taken any action which would disqualify the Merger as a "pooling of interests" for accounting purposes or a tax free reorganization under Section 368 of the Code, provided, however, that nothing contained herein shall limit the ability of Buyer to exercise its rights under the Option Agreement;

     (m) except as set forth in Section 5.1(m) of the Company Disclosure Schedule, other than activities in the ordinary course of business consistent with prior practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

     (n) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

     (o) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

     (p) commit any act or omission which constitutes a material breach or default by the Company or any of its Subsidiaries under any Regulatory Agreement or under any material contract or material license to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties is bound;

     (q) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

     (r) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound;

     (s) take any action which would cause the termination or cancellation by the FDIC of insurance in respect of the Company's deposits; or

     (t) agree to do any of the foregoing.

     5.2. Covenants of Buyer. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, the Bank Merger Agreement or the Option Agreement or with the prior written consent of the Company, Buyer and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice. Buyer will use its best efforts to (x) preserve its business organization and that of its Subsidiaries intact and (y) preserve for itself and the Company the goodwill of the customers of Buyer and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing and except as set forth on Section 5.2 of the Buyer Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Company, Buyer shall not, and shall not permit any of its Subsidiaries to:

     (a) solely in the case of Buyer, declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock; provided, however, that nothing contained herein shall prohibit Buyer from increasing the quarterly cash dividend on the Buyer Common Stock;

     (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable law;

     (c) change its methods of accounting in effect at March 31, 1994, except in accordance with changes in GAAP or regulatory accounting principles as concurred to by Buyer's independent auditors;

     (d) take or cause to be taken any action which would disqualify the Merger as a "pooling of interests" for accounting purposes or a tax free reorganization under Section 368 of the Code, provided, however, that nothing contained herein shall limit the ability of Buyer to exercise its rights under the Option Agreement; or

     (e) agree to do any of the foregoing.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1. Regulatory Matters. (a) The Company shall promptly prepare and file with the SEC the Proxy Statement and Buyer shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Buyer shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the Company and Buyer shall thereafter mail the Proxy Statement to each of its respective stockholders. Buyer shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement and the Bank Merger Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

     (b) The parties hereto shall cooperate with each other and use their best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger and the Subsidiary Merger) (it being understood that any amendments to the S-4 or a resolicitation of proxies as consequence of a subsequent proposed merger, stock purchase or similar acquisition by Buyer or any of its Subsidiaries shall not violate this covenant). The Company and Buyer shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Buyer, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (c) Buyer and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

     (d) Buyer and the Company shall promptly furnish each other with copies of written communications received by Buyer or the Company, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

     6.2. Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Buyer, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Buyer (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which the Company is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company's customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Buyer will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated May 5, 1993, between Buyer and the Company (the "Confidentiality Agreement").

     (b) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Buyer shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Company, access, during normal business hours during the period prior to the Effective Time, to such information regarding Buyer and its Subsidiaries as shall be reasonably necessary for the Company to fulfill its obligations pursuant to this Agreement to prepare the Proxy Statement or which may be reasonably necessary for the Company to confirm that the representations and warranties of Buyer contained herein are true and correct and that the covenants of Buyer contained herein have been performed in all material respects. Neither Buyer nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Buyer's customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

     (c) All information furnished by Buyer to the Company or its representatives pursuant hereto shall be treated as the sole property of Buyer and, if the Merger shall not occur, the Company and its representatives shall return to Buyer all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Company shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Company's possession prior to the disclosure thereof by Buyer; (y) was then generally known to the public; or (z) was disclosed to the Company by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Company is nonetheless, in the opinion of its counsel, compelled to disclose information concerning Buyer to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Company may disclose such information to such tribunal or governmental body or agency without liability hereunder.

     (d) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

     6.3. Stockholder Meetings. The Company and Buyer each shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. The Company and Buyer each will, through its respective Board of Directors, except to the extent legally required for the discharge of the fiduciary duties of such board, recommend to its respective stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement. The Company and Buyer shall coordinate and cooperate with respect to the foregoing matters, with a view towards, among other things, holding the respective meetings of each party's stockholders on the same day.

     6.4. Legal Conditions to Merger. Each of Buyer and the Company shall, and shall cause its Subsidiaries to, use their best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger or the Subsidiary Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Buyer or any of their respective Subsidiaries in connection with the Merger and the Subsidiary Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval; provided, however, that neither Buyer nor the Company shall be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order or approval is likely, in the good faith reasonable opinion of Buyer or the Company, to result in the imposition of a Burdensome Condition.

     6.5. Affiliates. Each of Buyer and the Company shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling-of-interests" accounting treatment) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and in any event prior to the earlier of the date of the stockholders meeting called by the Company to approve this Agreement and the date of the stockholders meeting called by Buyer to approve this Agreement, a written agreement, in the form of Exhibit 6.5(a) hereto (in the case of affiliates of Buyer) or 6.5(b) hereto (in the case of affiliates of the Company), providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Buyer Common Stock or Company Common Stock held by such "affiliate" and, in the case of the "affiliates" of the Company, the shares of Buyer Common Stock to be received by such "affiliate" in the
Merger: (1) in the case of shares of Buyer Common Stock to be received by "affiliates" of the Company in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder; and (2) during the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of Buyer and the Company.

     6.6. Stock Exchange Listing. Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, Inc. (the "NYSE"), subject to official notice of issuance, as of the Effective Time.

     6.7. Employee Benefit Plans; Existing Agreements. (a) The employees of the Company (the "Company Employees") shall be entitled to participate in Buyer's employee benefit plans in which similarly situated employees of Buyer participate, to the same extent as comparable employees of Buyer. As of the Effective Time, Buyer shall permit the Company Employees to participate in Buyer's group hospitalization, medical, life and disability insurance plans on the same terms and conditions as applicable to comparable employees of Buyer and its Subsidiaries. As of the next entry date immediately following the Effective Time, Buyer shall permit the Company Employees to participate in Buyer's defined benefit pension plan, thrift plan, severance, and similar plans on the same terms and conditions as employees of Buyer and its Subsidiaries, giving effect (solely for purposes of Buyer's defined benefit pension plan and thrift plan) to years of service with the Company and its Subsidiaries (to the extent the Company gave effect) as if such service were with Buyer, for purposes of eligibility and vesting, but not for benefit accrual purposes.

     (b) Following the Effective Time, Buyer shall honor and shall cause the Surviving Bank to honor in accordance with their terms all employment, severance and other compensation agreements and arrange-ments, including, but not limited to, severance benefit plans listed in Section 6.7(b) of the Company Disclosure Schedule, existing prior to the execution of this Agreement which are between the Company and any director, officer or employee thereof and which have been disclosed in the Company Disclosure Schedule and previously have been delivered to Buyer and agrees to make the payments and provide the benefits pursuant thereto described in Section 6.7(b) of the Company Disclosure Schedule.

     (c) As of the Effective Time, Buyer will assume, or will cause New York Bank to assume, the tax qualified plans of the Company Bank as listed in Section 3.11(a) of the Company Disclosure Schedule. Neither Buyer nor New York Bank shall be required to make further contributions to such plans. As of the Effective Time, all accrued benefits under the plans shall be fully vested and nonforfeitable. As soon as practicable after the Effective Time, Buyer shall terminate or shall cause New York Bank to terminate the tax qualified plans of the Company Bank assumed by Buyer, or New York Bank, pursuant to this Section 6.7(c), and distribution of the accounts of active participants immediately prior to the Effective Time under the plans shall be made to the participants and beneficiaries in accordance with the terms of such plans.

     (d) From and after the date of this Agreement until the Effective Time, in anticipation of such termination and distribution, the Company and the Company Bank shall use their best efforts, and after the Effective Time, Buyer and New York Bank shall use their best efforts to take all necessary and appropriate action to cause unallocated Company Common Stock pledged as collateral for the loan made to the Company Bank Employee Stock Ownership Plan ("ESOP") to be applied to repay the outstanding securities acquisition loan, to allocate the amount of such stock with a value in excess of the balance of such loan to the accounts of the ESOP participants in proportion to their account balances at the Effective Time and to maintain the status of the ESOP as a plan qualified under Sections 401(a) and 4975 of the of the Code. In the event that prior to the Effective Time, the Company or the Company Bank, or after the Effective Time, Buyer or New York Bank, determines that the loan may not be so repaid or that such amounts may not be so allocated without causing the ESOP to fail to be a tax qualified plan under Sections 401(a) and 4975 of the Code, the Company or the Company Bank before the Effective Time, and Buyer or New York Bank after the Effective Time, shall take such action as each may determine with respect to the ESOP, provided that the assets of the ESOP shall be held or paid for the exclusive benefit of the ESOP participants and beneficiaries, and provided further, in no event shall any portion of the amounts held in trust by the ESOP revert directly or indirectly to the Company, the Company Bank, Buyer or New York Bank or any affiliate thereof.

     (e) Following the Effective Time, Buyer shall honor and shall cause any successor corporation and its affiliates to honor in accordance with its terms, the Company Bank post retirement medical plan as listed in Section 6.7(e) of the Company Disclosure Schedule with respect to benefits being paid thereunder at the Effective Time, and benefits thereunder to those who would be eligible for such benefits at retirement as of the Effective Time.

     (f) Notwithstanding anything contained in an employment agreement or other compensation arrangement, or in this Agreement to the contrary, the Buyer shall provide benefits under the terms of the Company Bank post retirement medical plan to those employees listed in Section 6.7(f) of the Company Disclosure Schedule who terminate employment with the Company Bank after the Effective Time, provided that such benefits shall be continued for the lifetime of such employees' spouse in the event that any such employee predeceases the spouse.

     (g) Notwithstanding anything contained in this Agreement to the contrary, Buyer shall provide each employee listed in Section 6.7(g) of the Company Disclosure Schedule with the opportunity to continue medical/dental coverage under the Buyer's group policy upon payment by such employee of the cost of the premiums for such individual under the group policy for the remainder of the employee's life or the employee first obtains comparable benefits from another employer, whichever is earlier.

     (h) Following the Effective Time, Buyer shall provide continued medical/dental and life insurance benefits for each employee listed in Section 6.7(h) of the Company Disclosure Schedule, for a one year period following such individual's termination of employment with the Company Bank as provided in the Special Termination Agreements listed in Schedule 3.11(a). In addition, Buyer shall provide each such individual with the opportunity to continue medical/dental insurance coverage upon payment by such employee of the cost of the premium for such individual under the group coverage of Buyer for a period of four years commencing on the first anniversary of the date of such individual's termination of employment, or, if sooner, the time the individual obtains comparable benefits through another employer.

     6.8. Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company, any of the Subsidiaries of the Company or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Buyer shall indemnify and hold harmless, as and to the extent permitted by Delaware law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Buyer; provided, however, that (1) Buyer shall have the right to assume the defense thereof and upon such assumption Buyer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Buyer elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Buyer, and Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Buyer shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Buyer shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify promptly Buyer thereof, provided that the failure to so notify shall not affect the obligations of Buyer under this Section 6.8 except to the extent such failure to notify prejudices Buyer. Buyer's obligations under this Section 6.8 continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim. Notwithstanding anything to the contrary contained in this Section 6.8(a), in no event shall Buyer's obligations under this Section 6.8(a) with respect to indemnification or the advancement of expenses be greater than the obligations of the Company and its Subsidiaries with respect thereto set forth as of the date of this Agreement in the Certificate of Incorporation, By-laws or similar governing documents of the Company and its Subsidiaries.

     (b) Buyer shall cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of four years from the Effective Time by the directors' and officers' liability insurance policy maintained by the Company (provided that Buyer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that such policy shall be increased to an amount of at least $3,000,000.

     (c) In the event Buyer or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, assume the obligations set forth in this section.

     (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     6.9. Subsequent Interim and Annual Financial Statements. As soon as reasonably available, but in no event later than March 31, 1995 or, in the case of the Company, December 31, 1994, Buyer will deliver to the Company and the Company will deliver to Buyer their respective Annual Reports on Form 10-K for, in the case of Buyer, the fiscal year ended December 31, 1994 and, in the case of the Company, the fiscal year ended September 30, 1994, as filed with the SEC under the Exchange Act. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, Buyer will deliver to the Company and the Company will deliver to Buyer their respective Quarterly Reports on Form 10-Q, as filed with the SEC under the Exchange Act.

     6.10. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or the Bank Merger Agreement, or to vest the Surviving Corporation or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Subsidiary Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

     6.11. Advice of Changes. Buyer and the Company shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will promptly supplement or amend the Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a) hereof, as the case may be, or the compliance by the Company or Buyer, as the case may be, with the respective covenants and agreements of such parties contained herein.

     6.12. Current Information. During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Buyer and to report (i) the general status of the ongoing operations of the Company and its Subsidiaries and (ii) the status of, and the action proposed to be taken with respect to, those Loans held by the Company or any Subsidiary of the Company which, individually or in combination with one or more other Loans to the same borrower thereunder, have an original principal amount of $250,000 or more and are non-performing assets. The Company will promptly notify Buyer of any material change in the normal course of business or in the operation of the properties of the Company or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving the Company or any of its Subsidiaries, and will keep Buyer fully informed of such events.

     6.13. Execution and Authorization of Bank Merger Agreement. As soon as reasonably practicable after the date of this Agreement, (a) Buyer shall (i) cause the Board of Directors of New York Bank to approve the Bank Merger Agreement, (ii) cause New York Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of New York Bank, and (b) the Company shall (i) cause the Board of Directors of the Company Bank to approve the Bank Merger

Agreement, (ii) cause the Company Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of the Company Bank. The Bank Merger Agreement shall contain terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement. If Buyer, upon the advice of its counsel, determines that there is a reasonable possibility that the Subsidiary Merger is not legally permissible under the laws of the State of New York or will not be approved by the Banking Department as a result of Company's status as a federal savings bank, Buyer shall notify the Company accordingly and the Company shall, subject to the requirements of applicable law, use its best efforts to cause the Company Bank to be converted to a New York chartered savings bank (the "Conversion") as soon as practicable after the Company's receipt of such notice from Buyer (but in no event prior to the day immediately prior to the Effective Time), and, subject to the terms and conditions hereof, both Buyer and the Company shall use their best efforts to cause such New York chartered savings bank to be merged with and into New York Bank with New York Bank surviving such merger, as soon as practicable after the Effective Time.

     6.14. Directorships. Buyer shall cause its Board of Directors to be expanded by one member and shall appoint one of the current directors of the Company selected by Buyer as a nominee to fill the vacancy on Buyer's Board of Directors created by such increase as of the Effective Time.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1. Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon and by the affirmative vote of the holders of at least a majority of the outstanding shares of Buyer Common Stock entitled to vote thereon.

     (b) NYSE Listing. The shares of Buyer Common Stock which shall be issued to the stockholders of the Company upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

     (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger, the Subsidiary Merger and, if necessary to consummate the Subsidiary Merger, the Conversion) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

     (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger, the Subsidiary Merger or any of the other transactions contemplated by this Agreement or the Bank Merger Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Subsidiary Merger.

     7.2. Conditions to Obligations of Buyer. The obligation of Buyer to effect the Merger is also subject to the satisfaction or waiver by Buyer at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. (I) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and

(except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and
(II) the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause (II), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this clause (II), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a material adverse change from the business, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole as represented herein. Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

     (c) No Burdensome Condition. None of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon Buyer, the Company, the Company Bank, the Surviving Corporation, the Surviving Bank or any of their respective Subsidiaries that Buyer or the Company, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to Buyer or the Company as to render inadvisable in the reasonable good faith judgment of Buyer or the Company, the consummation of the Merger (a "Burdensome Condition").

     (d) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities referred to in Section 7.1(c)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation or the Surviving Bank pursuant to the Merger or the Subsidiary Merger, as the case may be, to any obligation, right or interest of the Company or any Subsidiary of the Company under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except where the failure to obtain such consent, approval or waiver would not so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to Buyer as to render inadvisable, in the reasonable good faith judgment of Buyer, the consummation of the Merger.

     (e) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

     (f) Federal Tax Opinion. Buyer shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom, counsel to Buyer ("Buyer's Counsel"), in form and substance reasonably satisfactory to Buyer, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and Subsidiary Merger will be treated as reorganizations within the meaning of Section 368(a) of the Code and that, accordingly, for federal income tax purposes no gain or loss will be recognized by Buyer, the Company, New York Bank or the Company Bank as a result of the Merger and Subsidiary Merger except to the extent the Company Bank or New York Bank may be required to recognize income due to the recapture of bad debt reserves as a result of the Subsidiary Merger. In rendering such opinion, Buyer's Counsel may require and rely upon representations and covenants contained in certificates of officers of Buyer, the Company and others.

     (g) Legal Opinion. Buyer shall have received the opinion of Muldoon, Murphy & Faucette, counsel to the Company (the "Company's Counsel"), dated the Closing Date, substantially in the form attached hereto as Exhibit 7.2(g). As to any matter in such opinion which involves matters of fact or matters relating to laws other than Federal securities or Delaware corporate law, such counsel may rely upon the certificates of officers and directors of the Company and of public officials and opinions of local counsel, reasonably acceptable to Buyer, provided a copy of such reliance opinion shall be attached as an exhibit to the opinion of such counsel.

     (h) Pooling of Interests. Buyer shall have received a letter from KPMG Peat Marwick addressed to Buyer, to the effect that the Merger will qualify for "pooling of interests" accounting treatment, unless such firm advises Buyer that it is unable to issue a letter to such effect solely by reason of Buyer having exercised its right to purchase Company Common Stock pursuant to the Option Agreement.

     (i) Accountant's Letter. The Company shall have caused to be delivered to Buyer letters from KPMG Peat Marwick, independent public accountants with respect to the Company, dated the date on which the Registration Statement or last amendment thereto shall become effective, and dated the date of the Closing, and addressed to Buyer, with respect to the Company's consolidated financial position and results of operations, which letters shall be based upon agreed upon procedures to be specified by Buyer, which procedures shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions.

     (j) Subsidiary Merger. Nothing shall have come to the attention of Buyer which would preclude consummation of the Subsidiary Merger immediately following consummation of the Merger.

     7.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. (I) The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (II) the representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause (II), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this clause (II), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a material adverse change from the business, assets, financial condition or results of operations of Buyer and its Subsidiaries taken as a whole as represented herein. The Company shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect.

     (b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

     (c) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities referred to in Section 7.1(c)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Buyer or any of its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Buyer and its Subsidiaries taken as a whole (after giving effect to the transactions contemplated hereby), shall have been obtained.

     (d) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

     (e) Federal Tax Opinion. The Company shall have received an opinion of the Company's Counsel, in form and substance reasonably satisfactory to the Company, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and the Subsidiary Merger will be treated as reorganizations within the meaning of Section 368(a) of the Code and that accordingly for federal income tax purposes:

          (i) No gain or loss will be recognized by the Company as a result of the Merger;

          (ii) No gain or loss will be recognized by the Company Bank as a result of the Subsidiary Merger except to the extent the Company Bank or New York Bank may be required to recognize income due to the recapture of bad debt reserves as a result of the Subsidiary Merger;

          (iii) No gain or loss will be recognized by the shareholders of the Company who exchange all of their Company Common Stock solely for Buyer Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Buyer Common Stock);

          (iv) The aggregate tax basis of the Buyer Common Stock received by shareholders who exchange all of their Company Common Stock solely for Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Company Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

In rendering such opinion, the Company's Counsel may require and rely upon representations and covenants contained in certificates of officers of Buyer, the Company and others, including certain shareholders of the Company.

     (f) Legal Opinion. The Company shall have received the opinion of Buyer's Counsel, dated the Closing Date, substantially in the form attached hereto as
Exhibit 7.3(f). As to any matter in such opinion which involves matters of fact or matters relating to laws other than Federal securities law or Delaware corporate law, such counsel may rely upon the certificates of officers and directors of Buyer and of public officials and opinions of local counsel, reasonably acceptable to the Company, provided a copy of such reliance opinions shall be attached as an exhibit to the opinion of such counsel.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of both the Company and Buyer:

     (a) by mutual consent of the Company and Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

     (b) by either Buyer or the Company upon written notice to the other party
(i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement;

     (c) by either Buyer or the Company if the Merger shall not have been consummated on or before June 30, 1995, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

     (d) by either Buyer or the Company (provided that the terminating party shall not be in material breach of any of its obligations under Section 6.3) if any approval of the stockholders of either of the Company or

Buyer required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

     (e) by either Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of representation or warranty by the Company) or Section 7.3(a) (in the case of a breach of representation or warranty by Buyer);

     (f) by either Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto;

     (g) by the Company, by action of its Board of Directors, whether before or after approval of the Merger by the Company's stockholders, by giving written notice of such election to Buyer within two NYSE trading days after the Valuation Period in the event the Average Closing Price is less than $12.50 per share; provided, however, that no right of termination shall arise under this
Section 8.1(g) if Buyer elects within 5 business days of receipt of such written notice to notify the Company in writing that it has waived its right to utilize the Maximum Exchange Ratio and has increased the Exchange Ratio such that the value of the consideration (valued at the Average Closing Price) to be paid in respect of each share of Company Common Stock to be converted into Buyer Common Stock and cash in lieu of fractional shares upon consummation of the Merger is $21.99 per share;

     (h) by Buyer, if the Board of Directors of the Company does not publicly recommend in the Proxy Statement that the Company's stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement that stockholders approve and adopt this Agreement, the Board of Directors of the Company shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Buyer;

     (i) By the Company, if on or prior to the close of business on the 30th day following the execution of this Agreement, the Company reasonably determines in good faith that the business or financial condition of Buyer and its Subsidiaries taken as a whole has materially and adversely changed from that described in Buyer's Annual Report on Form 10-K for the fiscal year ended on December 31, 1993; or

     (j) by Buyer, after the thirtieth and prior to the close of business on the sixtieth day following the date of this Agreement, if within thirty days after the date of this Agreement, the Company shall not have obtained all of the consents referred to in Section 1.5 hereof.

     8.2. Effect of Termination; Expenses. In the event of termination of this Agreement by either Buyer or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 6.2(a), and Sections 6.2(c), 8.2 and 9.4, shall survive any termination of this Agreement, (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement, and (iii) in the event this Agreement (x) is terminated subsequent to the occurrence of a Purchase Event (as such term is defined in the Option Agreement) or (y) is terminated by Buyer pursuant to
Section 8.1(f) hereof, and within 12 months after such termination by Buyer pursuant to Section 8.1(f) hereof a Purchase Event shall occur, then in addition to any other amounts payable or stock issuable by the

Company pursuant to this Agreement or the Option Agreement, as the case may be, the Company shall pay to Buyer a termination fee of $2,000,000.

     8.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either the Company or Buyer; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1. Closing. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is (a) the last business day of a month and (b) at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the "Closing Date"), at the offices of Buyer's Counsel unless another time, date or place is agreed to in writing by the parties hereto.

     9.2. Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, subject to the Company's consent, which consent shall not be unreasonably withheld, prior to the Effective Time, Buyer shall be entitled to revise the structure of the Merger and/or the Subsidiary Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the stockholders of the Company to adverse tax consequences or change the amount of consideration to be received by such stockholders, (ii) be properly treated for financial reporting purposes as a pooling of interests, (iii) be capable of consummation in as timely a manner as the structure contemplated herein and (iv) not otherwise be prejudicial to the interests of the stockholders of the Company. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

     9.3. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than pursuant to the Option Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

     9.4. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that the costs and expenses of printing and mailing the Proxy Statement to the stockholders of the Company and Buyer, and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger, the Subsidiary Merger and the other transactions contemplated hereby, shall be borne equally by Buyer and the

Company, provided, further, however, that nothing contained herein shall limit either party's rights to recover any liabilities or damages arising out of the other party's willful breach of any provision of this Agreement.

     9.5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)     if to Buyer, to:

                  North Fork Bancorporation, Inc.
                  9025 Route 25
                  Mattituck, N.Y. 11952
                  Attention: Chief Executive Officer

                  with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom
                  919 Third Avenue
                  New York, New York 10022
                  Attn: Fred B. White, III, Esq.

     and

          (b)     if to the Company, to:

                  Metro Bancshares Inc.
                  100 Jericho Quadrangle
                  Jericho, N.Y. 11753
                  Attention: Chief Executive Officer

                  with a copy to:

                  Muldoon, Murphy & Faucette
                  501 Wisconsin Avenue NW
                  Suite 508
                  Washington, D.C. 20016
                  Attn: Joe Passaic, Esq.

     9.6. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof " and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 27, 1994.

     9.7. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.8. Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, the Bank Merger Agreement and the Option Agreement.

     9.9. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

     9.10. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in the last sentence of Section 6.2(a) and in Section 6.2(c) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the last sentence of Section 6.2(a) and
Section 6.2(c) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.11. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     9.12. Publicity. Except as otherwise required by law or the rules of the NYSE or the American Stock Exchange, so long as this Agreement is in effect, neither Buyer nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     9.13. Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          NORTH FORK BANCORPORATION, INC.

                                          By /s/  JOHN ADAM KANAS
                                            ------------------------------------
                                             Name:  John Adam Kanas
                                             Title:  Chairman, President &
                                                     Chief Executive Officer

Attest:

/s/  ANTHONY J. ABATE
- ---------------------------------------------------------
Name:  Anthony J. Abate
       Vice President & Secretary

                                          METRO BANCSHARES INC.

                                          By /s/  DAVID G. HEROLD
                                            ------------------------------------
                                             Name:  David G. Herold
                                             Title:  Chairman and Chief
                                                     Executive Officer

Attest:

/s/  STEPHEN G. WILSON
- ---------------------------------------------------------
Name:  Stephen G. Wilson
       Chief Financial Officer

                                                                         ANNEX B

                       THE TRANSFER OF THIS AGREEMENT IS
                    SUBJECT TO CERTAIN PROVISIONS CONTAINED
                    HEREIN AND TO RESALE RESTRICTIONS UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of June 27, 1994 (the "Agreement"), by and between Metro Bancshares Inc., a Delaware corporation ("Issuer"), and North Fork Bancorporation, Inc., a Delaware corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger (the "Merger Agreement"), of even date herewith, providing for, among other things, the merger of Issuer with and into Grantee; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

     1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

     2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 557,795 shares (subject to adjustment as set forth herein) (the "Option Shares") of common stock, par value $0.01 per share, of Issuer ("Issuer Common Stock") at a purchase price (subject to adjustment as set forth herein) of $21.00 per Option Share (the "Purchase Price").

     3. Exercise of Option. (a) Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided, however, that the Option, to the extent not previously exercised, shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event (as defined below), (iii) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to Section 8.1(f) thereof) or (iv) 12 months after the termination of the Merger Agreement by Grantee pursuant to Section 8.1(f) thereof, provided, however, that if within 12 months after a termination of the Merger Agreement by Grantee pursuant to Section 8.1(f) thereof a Purchase Event shall occur, then notwithstanding anything to the contrary contained herein, this Option shall terminate 12 months after the first occurrence of such Purchase Event; and provided further, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act"); and provided further, however, that if the Option cannot be exercised on any day because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the period during which the Option may be exercised shall be extended so that the Option shall expire no earlier than on the 10th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

     (b) As used herein, a "Purchase Event" means any of the following events:

          (i) Issuer shall have authorized, recommended, publicly proposed or entered into an agreement with any person (other than Grantee or any affiliate of Grantee or any person acting in concert in any

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

     respect with Grantee) to effect an Acquisition Transaction (as defined below), shall have failed to publicly oppose any such Acquisition Transaction or shall have failed to publicly oppose a Tender Offer or an Exchange Offer (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its Subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing Subsidiaries), (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its Subsidiaries representing 20% or more of the consolidated assets of Issuer and its Subsidiaries or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its Subsidiaries;

          (ii) any person (other than Grantee or any affiliate of Grantee or any person acting in concert in any respect with Grantee) shall have acquired Beneficial Ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire Beneficial Ownership of, or any Group (as such term is defined under the Exchange Act) shall have been formed which shall have acquired Beneficial Ownership of, or the right to acquire Beneficial Ownership of, 20% or more of the then outstanding shares of Issuer Common Stock;

          (iii) any person (other than Grantee or any affiliate of Grantee or any person acting in concert in any respect with Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

          (iv) the holders of Issuer Common Stock shall not have approved the Merger Agreement and the transactions contemplated thereby, at the meeting of such stockholders held for the purpose of voting on such agreement, or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Grantee or any affiliate of Grantee or any person acting in concert in any respect with Grantee) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; or

          (v) Issuer's Board of Directors shall not have recommended to the stockholders of Issuer that such stockholders vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby or shall have withdrawn or modified such recommendation in a manner adverse to Grantee.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     (c) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate in good faith with Grantee in the filing of the required notice or application for approval and the obtaining of any such approval and the period of time that otherwise would run pursuant to the preceding sentence shall run instead from the date on which, as the case may be (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period shall have passed.

     (d) Notwithstanding anything to the contrary in this Agreement, Grantee shall not exercise this Agreement if it is in material breach of the Merger Agreement.

     4. Payment and Delivery of Certificates. (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the

Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 12(f) hereof. In addition to any other amounts payable pursuant to this Section 4(a), upon the first exercise of the Option, Grantee shall pay an amount, if any, by which (i) $2,000,000 plus the product of (A) the total number of Option Shares and (B) the difference between the Market/Tender Offer Price (as defined below) and the Purchase Price exceeds (ii) $4,500,000 provided, however, that in no event shall the amount payable pursuant to this sentence exceed $2,000,000. As used herein, the "Market/Tender Offer Price" shall mean the higher of the highest per share at which a Tender Offer or Exchange Offer has been made by any person other than Grantee or any affiliate of Grantee or person acting in concert in any respect with Grantee for at least 20% of the shares of Issuer Common Stock then outstanding or the highest closing sales price per share of Issuer Common Stock quoted on the American Stock Exchange ("AMEX") (or if Issuer Common Stock is not quoted on the AMEX, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source) within the six-month period immediately preceding this Agreement.

     (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a) hereof, Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever, other than any such lien or encumbrance created by Grantee and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder. If Issuer shall have issued rights or any similar securities ("Rights") pursuant to any shareholder rights, poison pill or similar plan (a "Shareholder Rights Plan") prior or subsequent to the date of this Agreement and such Rights remain outstanding at the time of the issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder, then each Option Share issued pursuant to such exercise shall also represent the number of Rights issued per share of Issuer Common Stock with terms substantially the same as and at least as favorable to Grantee as are provided under the Shareholder Rights Plan as then in effect.

     (c) Certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

        THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE MAY BE SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JUNE 27, 1994. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of outside counsel reasonably satisfactory to Issuer in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

     (a) Due Authorization. Issuer has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly and validly executed and delivered by Issuer.

     (b) No Violation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by Issuer with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation (the "Certificate of Incorporation") or By-Laws of

Issuer or the certificates of incorporation, by-laws or similar governing documents of any of its Subsidiaries or (ii) (x) assuming that all of the consents and approvals required under applicable law for the purchase of shares upon the exercise of the Option are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Issuer or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Issuer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Issuer or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

     (c) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date of this Agreement until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock (together with any Rights which may have been issued with respect thereto) or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock (together with any Rights which may have been issued with respect thereto) or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever (except any such lien or encumbrance created by Grantee), including any preemptive rights of any stockholder of Issuer.

     (d) Board Action. By action of the Board of Directors of Issuer prior to the execution of this Agreement, resolutions were duly adopted approving the execution, delivery and performance of this Agreement, any purchase or other transaction respecting Issuer Common Stock provided for herein, and the other transactions contemplated hereby. Accordingly, the provisions of Section 203 of the Delaware General Corporation Law as they relate to Issuer and Section 8 of Issuer's Certificate of Incorporation do not and will not apply to this Agreement or any of the other transactions contemplated hereby.

     6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

     (a) Due Authorization. Grantee has corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

     (b) Purchase Not for Distribution. This Option is not being acquired with a view to the public distribution thereof and neither this Option nor any Option Shares will be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     7. Adjustment upon Changes in Capitalization, etc. (a) In the event (i) of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or (ii) that any Rights issued by Issuer shall become exercisable, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and, in the case of any of the transactions described in clause (i) above, proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, the Option, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 9.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject or previously issued pursuant to the Option.

     (b) In the event that Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (I) the Acquiring Corporation (as defined below), (II) any person that controls the Acquiring Corporation, or
(III) in the case of a merger described in clause (ii), the Issuer (such person being referred to as the "Substitute Option Issuer").

     (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

     (e) The following terms have the meanings indicated:

          (I) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of the Issuer's assets (or the assets of its Subsidiaries).

          (II) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

          (III) "Assigned Value" shall mean the highest of (i) the price per share of Issuer Common Stock at which a tender offer or exchange offer therefor has been made by any person (other than Grantee), (ii) the price per share of Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with Issuer, and (iii) the highest closing sales price per share of Issuer Common Stock quoted on the AMEX (or if Issuer Common Stock is not quoted on the AMEX, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source) within the six-month period immediately preceding the agreement; provided, however, that in the event of a sale of less than all of Issuer's assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee or by a Grantee Majority, divided by the number of shares of Issuer Common Stock outstanding at the time of such sale. In the event that an exchange offer is made for the Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the Issuer Common Stock shall be determined by a nationally recognized investment banking firm mutually selected by Grantee and Issuer (or if applicable, Acquiring Corporation), provided that if a mutual selection cannot be made as to such investment banking firm, it shall be selected by Grantee (or a majority of interest of the Grantees if there shall be more than one Grantee (a "Grantee Majority")).

          (IV) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such merging person, as Grantee may elect.

     (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 9.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 9.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee (or a Grantee Majority).

     (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer).

     (h) The provisions of Sections 8 and 9 shall apply to any securities for which the Option becomes exercisable pursuant to this Section 7 and as applicable, references in such sections to "Issuer", "Option", "Purchase Price" and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer", "Substitute Option", "Substitute Purchase Price" and "Substitute Common Stock", respectively.

     8. Registration Rights. Issuer shall, if requested by Grantee (or if applicable, a Grantee Majority) at any time and from time to time within three years of the date on which the Option first becomes exercisable, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf " registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities under any applicable state securities laws. Issuer shall use its best efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Any registration statement prepared and filed under this Section 8, and any sale covered thereby, shall be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If during the time periods referred to in the first sentence of this Section 8 Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor forms or any form with respect to a dividend reinvestment or similar plan), it shall allow Grantee the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for Grantee under this Section 8; provided, however, that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested by Grantee to be included in such registration, together with the shares of Issuer Common Stock proposed to be included in such registration, exceeds the number which can be sold in such offering, Issuer shall include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer. In connection with any registration pursuant to this Section 8, Issuer and Grantee shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to the first sentence of this
Section 8 by reason of the fact that there shall be more than one Grantee as a result of any assignment of this Agreement or division of this Agreement pursuant to Section 10 hereof.

     9. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation on the AMEX or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application to authorize for quotation the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the AMEX or such other securities exchange and will use its best efforts to obtain approval of such listing as soon as practicable.

     10. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     11. Rights Agreement. Issuer shall not approve or adopt, or propose the approval and adoption of, any Shareholder Rights Plan unless such Shareholder Rights Plan contains terms which provide, to the reasonable satisfaction of Grantee, that (a) the Rights issued pursuant thereto will not become exercisable by virtue of the fact that (i) Grantee is the Beneficial Owner of shares of Issuer Common Stock (x) acquired or acquirable pursuant to the grant or exercise of this Option and (y) held by Grantee or any of its Subsidiaries as Trust Account Shares or DPC Shares or (ii) while Grantee is the Beneficial Owner of the shares of Issuer Common Stock described in clause (a)(i), an Acquisition Transaction involving Issuer or any of its Subsidiaries, on the one hand, and Grantee, any of its Subsidiaries, on the other hand, is proposed, agreed to or consummated and (b) no restrictions or limitations with respect to the exercise of any Rights acquired or acquirable by Grantee will result or be imposed by virtue of the fact that Grantee is the Beneficial Owner of the shares of Issuer Common Stock described in clause (a)(i) of this Section 11.

     12. Miscellaneous. (a) Expenses. Except as otherwise provided in Section 8 hereof, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement; No Third-Party Beneficiary; Severability. This Agreement, together with the Merger Agreement and the other agreements and instruments referred to herein and therein, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything to the contrary contained in this Agreement or the Merger Agreement, this Agreement shall be deemed to amend the confidentiality agreement between Issuer and Grantee so as to permit Grantee to enter into this Agreement and exercise all of its rights hereunder, including its right to acquire Issuer Common Stock upon exercise of the Option. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire the full number of shares of Issuer Common Stock as provided in Section 3 hereof (as adjusted pursuant to Section 7 hereof), it is the express intention of Issuer to allow Grantee to acquire such lesser number of shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law rules.

     (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to Issuer to:
          Metro Bancshares Inc.
          100 Jericho Quadrangle
          Jericho, N.Y. 11753
          Attention: David G. Herold

     with a copy to:
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York 10022
          Attention: Fred B. White, III

     If to Grantee to:
          North Fork Bancorporation, Inc.
          9025 Route 25
          Mattituck, N.Y. 11952
          Attention: Daniel M. Healy

     with a copy to:
          Muldoon, Murphy & Faucette
          5101 Wisconsin Avenue, NW
          Suite 508
          Washington, D.C. 20016
          Attention: Joe Passaic, Esq.

     (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and after the occurrence of a Purchase Event Grantee may assign its rights under this Agreement to one or more third parties, provided, however, that Grantee may not assign this Agreement, without the written consent of Issuer, to any third party who, to Grantee's knowledge, would, upon exercise of the Option, own in excess of 6% of Issuer's then issued and outstanding common stock. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. As used in this Agreement, Grantee shall include any person to whom this Agreement or the Option shall be assigned by a previous Grantee in accordance with the terms hereof.

     (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                METRO BANCSHARES INC.

                                By /s/ DAVID G. HEROLD
                                   Name:  David G. Herold
                                   ___________________________________________
                                   Title: Chairman and Chief Executive Officer

                                NORTH FORK BANCORPORATION, INC.

                                By /s/ JOHN ADAM KANAS
                                   __________________________________________
                                   Name:  John Adam Kanas
                                   Title: Chairman, President &
                                          Chief Executive Officer

                                                                         ANNEX C

                                                              September 28, 1994

The Board of Directors
  Metro Bancshares Inc.
  100 Jericho Quadrangle
  Suite 320
  Jericho, NY 11753

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Metro Bancshares Inc. ("Metro") of the exchange ratio in the proposed merger (the "Merger") of Metro with and into North Fork Bancorporation, Inc. ("North Fork"), pursuant to the Agreement and Plan of Merger, dated June 27, 1994, by and between North Fork and Metro (the "Agreement"). Under the terms of the Agreement, each outstanding share of common stock, $0.01 par value, of Metro (the "Common Shares") will be converted into shares of common stock, $2.50 par value, of North Fork based upon an exchange ratio defined therein (the "Exchange Ratio").

     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and thrift company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Metro and North Fork and as a market maker in securities we may from time to time have a long or short position in, and buy or sell, equity securities of Metro and North Fork for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Metro. We have acted exclusively for the Board of Directors of Metro in rendering this fairness opinion and will receive a fee from Metro for our services, a significant portion of which is contingent upon the consummation of the Merger.

     Prior to our retention by Metro in connection with the Merger, we provided professional services to North Fork as exclusive agent for a private placement of North Fork Common Stock in March 1993 and received a fee from North Fork for our services. We have not, however, been engaged to render any investment banking services and have not received any fees from North Fork since that time.

     In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Metro and North Fork, including, among other things, the following: (i) the Agreement; (ii) Annual Reports to Stockholders and Annual Reports on Form 10-K for the four years ended December 31, 1993 for North Fork and September 30, 1993 for Metro;
(iii) certain interim reports to stockholders of Metro and North Fork and Quarterly Reports on Form 10-Q of Metro and North Fork and certain other communications from Metro and North Fork to their respective stockholders; (iv) other financial information concerning the businesses and operations of Metro and North Fork furnished to us by Metro and North Fork for purposes of our analysis, including certain internal financial analyses and forecasts for Metro and North Fork prepared by the senior management of Metro and North Fork; (v) certain publicly available information concerning trading of, and the trading market for, the Common Stock of Metro and North Fork; and (vi) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that we consider relevant to our inquiry. Additionally, we have held discussions with senior management at Metro and North Fork concerning their past and current operations, financial conditions and prospects, as well as the results of regulatory examinations.

Board of Directors
Metro Bancshares, Inc.
September 28, 1994
Page 2

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position, results of operations and assets and liabilities of Metro and North Fork; and (ii) the nature and terms of certain other merger transactions involving banks, bank holding companies and thrift institutions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of banks, bank holding companies and thrift institutions generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not attempted independently to verify such information. We have relied upon the managements of Metro and North Fork as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts reflect the best currently available estimates and judgments of such managements and that such forecasts, will be realized in the amounts and in the time periods currently estimated by such managements. We have also assumed, without independent verification, that the aggregate allowances for loan losses for Metro and North Fork are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of Metro and North Fork, nor have we examined any individual loan credit files. We have been informed by Metro, and have assumed for purposes of our opinion, that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of the Common Shares.

                                          Very truly yours,

                                          /s/  KEEFE, BRUYETTE & WOODS, INC.
                                          __________________________________
                                          Keefe, Bruyette & Woods, Inc.

                                                                         ANNEX D

September 28, 1994

Board of Directors
  North Fork Bancorporation, Inc.
  9025 Main Road
  Mattituck, NY 11952

Dear Sirs:

     You have asked us to advise you with respect to the fairness to the stockholders of North Fork Bancorporation, Inc. (the "Company"), from a financial point of view, of the Aggregate Consideration (as defined below) to be paid by the Company pursuant to the Agreement and Plan of Merger, dated as of June 27, 1994, (the "Agreement"), by and between the Company and Metro Bancshares Inc. ("Metro"). It is our understanding that pursuant to the Agreement, Metro will be merged with and into the Company with the Company continuing as the surviving corporation (the "Merger"). Each outstanding share of common stock, par value $0.01 per share, of Metro will be converted into the right to receive that number of shares of the Company's common stock, par value $2.50 per share (the "Common Stock"), equal to the quotient of $25.50 divided by the market value of the Common Stock during the determination period defined in the Agreement (the "Exchange Ratio"), provided that the Exchange Ratio will be no less than 1.645 nor more than 1.759 shares of the Common Stock as set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. Assuming the accuracy of the representations and warranties set forth in the Agreement, the Exchange Ratio will result in the issuance by the Company of no less than 9,193,841 and no more than 9,827,899 shares of Common Stock (the "Aggregate Consideration") in the Merger.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Metro. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and Metro and have met with the management and representatives of Metro to discuss the business and prospects of Metro.

     We have also considered certain financial and stock market data of the Company and Metro and we have compared that data with similar data for other publicly held companies in businesses similar to that of the Company and Metro, and we have considered the financial terms of certain other business combinations which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not independently verified any of the foregoing information and have relied on it being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed (and have not independently verified) that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Metro's management and representatives as to the future financial performance of the Company and Metro. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Metro, nor have we been furnished with any such evaluations or appraisals. Further, we have assumed that the Merger will be treated as a pooling of interests transaction for accounting purposes. Our opinion herein is based upon circumstances existing and disclosed to us as of the date hereof.

     M.A. Schapiro & Co., Inc., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of

North Fork Bancorporation, Inc.
Page 2

Directors of the Company in connection with the Merger and will receive a fee for our services. In the past, we have provided financial advisory services for the Company.

     It is understood that this letter is for the information of the Board of Directors only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement, or in any other written document used in connection with the offering or sale of securities nor shall this letter be used for any other purposes, without M.A. Schapiro's prior written consent. The opinion expressed herein is not intended to confer rights or remedies upon the Company, any stockholder of the Company, or any other person.

     Based upon the foregoing and subject to various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Aggregate Consideration is fair from a financial point of view to the Company and its stockholders.

                                          Very truly yours,

                                          /S/  M.A. SCHAPIRO & CO., INC.
                                          --------------------------------------
                                          M.A. SCHAPIRO & CO., INC.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article 8 of the Registrant's Bylaws provides for indemnification of directors, officers, employees and agents of the Registrant for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action or suit to the fullest extent permitted by Delaware General Corporation Law.



     Article 10 of the Registrant's Certificate of Incorporation provides that directors shall not be liable for monetary damages in excess of $25,000 per occurrence resulting from a breach of their fiduciary duties, except for liability for any of the following for which the foregoing limitation does not apply: (i) any breach of the duty of loyalty to the Registrant and its stockholders, (ii) acts or omissions not in good faith, intentional misconduct or a knowing violation of law, (iii) as provided under Section 174 of the General Corporation Law of the State of Delaware (which provides that directors are personally liable for unlawful dividends or unlawful stock repurchases or redemptions), or (iv) any transaction from which a director personally derived any improper personal benefit.


     The Registrant maintains a director and officer liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the Registrant and subsidiary companies against any liability incurred by him in any such capacity or arising out of his status as such. The insurer's limit of liability under the policy is $7,500,000 in the aggregate for all insured losses per year. The policy contains various reporting requirements and exclusions.


     Section 8(k) of the Federal Deposit Insurance Act (the "FDI Act") provides that the Federal Deposit Insurance Corporation (the "FDIC") may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were "institution-affiliated parties," as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. In October 1991, the FDIC issued for public comment a proposed regulation that would prohibit all such payments, except in certain enumerated circumstances. As of the date of this Registration Statement, the FDIC has not enacted this regulation.



ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES



EXHIBIT
INDEX
- ------
 2(a)     -- Agreement and Plan of Merger, dated as of June 27, 1994, by and between North Fork
             Bancorporation, Inc. and Metro Bancshares Inc., is included as Annex A to the
             Joint Proxy Statement/Prospectus which is part of this Registration Statement.

EXHIBIT
INDEX
- ------
 3(a)     -- Articles of Incorporation, previously filed and incorporated by reference to North
             Fork Bancorporation, Inc.'s Registration Statement on Form S-3 (File No. 33-42294)
             filed August 16, 1991.
 3(b)     -- By-laws, previously filed and incorporated by reference to North Fork
             Bancorporation, Inc.'s Annual Report on Form 10-K for the year ended December 31,
             1993.
 4(a)     -- Rights Agreement, previously filed and incorporated by reference to North Fork
             Bancorporation Inc.'s Registration Statement on Form 8-A filed March 21, 1989.
 5        -- Opinion of Skadden, Arps, Slate, Meagher & Flom.
 8(a)     -- Opinion of Skadden, Arps, Slate, Meagher & Flom.
 8(b)     -- Opinion of Muldoon, Murphy & Faucette.
10(a)     -- Stock Option Agreement, dated as of June 27, 1994, by and between Metro Bancshares
             Inc. and North Fork Bancorporation, Inc., is included as Annex B to the Joint
             Proxy Statement/ Prospectus which is part of this Registration Statement.
10(b)     -- North Fork Bancorporation, Inc. 1985 Incentive Stock Option Plan, previously filed and incorporated by reference to North Fork Bancorporation, Inc.'s Registration
             Statement on Form S-8 (File No. 2-99984) filed August 29, 1985.
10(c)     -- North Fork Bancorporation, Inc. 1989 Executive Management Compensation Plan,
             previously filed and incorporated by reference to North Fork Bancorporation,
             Inc.'s Registration Statement on Form S-8 (File No. 33-34372) filed on April 17,
             1990.
10(d)     -- North Fork Bancorporation, Inc. 1994 Key Employee Stock Option Plan, previously filed and incorporated by reference to North Fork Bancorporation, Inc.'s
             Registration Statement on Form S-8 (File No. 33-53467) filed on May 4, 1994.
23(a)     -- Consent of KPMG Peat Marwick LLP, Jericho, New York.
23(b)     -- Consent of KPMG Peat Marwick LLP, Jericho, New York.
23(c)     -- Consent of Keefe, Bruyette & Woods, Inc., New York, New York.
23(d)     -- Consent of M.A. Schapiro & Co., Inc., New York, New York.
23(e)     -- Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 5).
23(f)     -- Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 8).
23(g)     -- Consent of Muldoon, Murphy & Faucette (included in Exhibit 8).
24        -- Powers of Attorney (see the signature page to this Form S-4 Registration
             Statement).
99(a)     -- Opinion of Keefe, Bruyette & Woods, Inc. is included as Annex C to the Joint Proxy
             Statement/ Prospectus which is part of this Registration Statement.
99(b)     -- Opinion of M.A. Schapiro & Co., Inc. is included as Annex D to the Joint Proxy
             Statement/ Prospectus which is part of this Registration Statement.



ITEM 22.  UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



     (d) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii)that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statements through the date of responding to the request.



     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Suffolk, State of New York, on September 28, 1994.


                                          NORTH FORK BANCORPORATION, INC.


                                          By:   /s/ DANIEL M. HEALY
                                             ---------------------------------
                                                       Daniel M. Healy
                                                 Executive Vice President and
                                                    Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the September 28, 1994.



     We, the undersigned officers and directors of Northfork Bancorporation, Inc. hereby severally and individually constitute and appoint Daniel M. Healy, the true and lawful attorney and agent (with full power of substitution and resubstitution in each case) of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-4 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, said attorney and agent to have power to act and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person and we hereby ratify and confirm our signatures as they may be signed by our said attorney and agent to any and all such amendments and instruments.



                  NAME                                  TITLE
- ----------------------------------------   --------------------------------
/s/          JOHN A. KANAS                 President and Chairman
- ----------------------------------------   of the Board
             John A. Kanas

/s/         DANIEL M. HEALY                Executive Vice President
- ----------------------------------------   and Chief Financial Officer
            Daniel M. Healy                (Principal Financial and
                                           Accounting Officer)

/s/         JOHN BOHLSEN                   Director
- ----------------------------------------
            John Bohlsen

/s/        MALCOLM J. DELANEY              Director
- ----------------------------------------
           Malcolm J. Delaney

/c/        ALLAN C. DICKERSON              Director
- ----------------------------------------
           Allan C. Dickerson

/c/        LLOYD A. GERARD                 Director
- ----------------------------------------
           Lloyd A. Gerard

/s/        JAMES F. REEVE                  Director
- ----------------------------------------
           James F. Reeve



                  NAME                                 TITLE
                  ----                                 -----
/s/        JAMES H. RICH, JR.                         Director
- ----------------------------------------
           James H. Rich, Jr.

/s/        GEORGE H. ROWSOM                           Director
- ----------------------------------------
           George H. Rowsom

/s/        RAYMOND W. TERRY, JR.                      Director
- ----------------------------------------
           Raymond W. Terry, Jr.

                               INDEX TO EXHIBITS



                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
 NO.                                       DESCRIPTION                                     PAGES
- ------                                     -----------                                 ------------
 2(a)     -- Agreement and Plan of Merger, dated as of June 27, 1994, by and between
             North Fork Bancorporation, Inc. and Metro Bancshares Inc., is included as Annex A to the Joint Proxy Statement/Prospectus which is part of this
             Registration Statement.
 3(a)     -- Articles of Incorporation, previously filed and incorporated by reference to North Fork Bancorporation, Inc.'s Registration Statement on
             Form S-3 (File No. 33-42294) filed August 16, 1991.
 3(b)     -- By-laws, previously filed and incorporated by reference to North Fork
             Bancorporation, Inc.'s Annual Report on Form 10-K for the year ended
             December 31, 1993.
 4(a)     -- Rights Agreement, previously filed and incorporated by reference to
             North Fork Bancorporation Inc.'s Registration Statement on Form 8-A
             filed March 21, 1989.
 5        -- Opinion of Skadden, Arps, Slate, Meagher & Flom.
 8(a)     -- Opinion of Skadden, Arps, Slate, Meagher & Flom.
 8(b)     -- Opinion of Muldoon, Murphy & Faucette.
10(a)     -- Stock Option Agreement, dated as of June 27, 1994, by and between Metro
             Bancshares Inc. and North Fork Bancorporation, Inc., is included as
             Annex B to the Joint Proxy Statement/Prospectus which is part of this
             Registration Statement.
10(b)     -- North Fork Bancorporation, Inc. 1985 Incentive Stock Option Plan,
             previously filed and incorporated by reference to North Fork
             Bancorporation, Inc.'s Registration Statement on Form S-8 (File No.
             2-99984) filed August 29, 1985.
10(c)     -- North Fork Bancorporation, Inc. 1989 Executive Management Compensation
             Plan, previously filed and incorporated by reference to North Fork
             Bancorporation, Inc.'s Registration Statement on Form S-8 (File No.
             33-34372) filed on April 17, 1990.
10(d)     -- North Fork Bancorporation, Inc. 1994 Key Employee Stock Option Plan,
             previously filed and incorporated by reference to North Fork
             Bancorporation, Inc.'s Registration Statement on Form S-8 (File No.
             33-53467) filed on May 4, 1994.
23(a)     -- Consent of KPMG Peat Marwick LLP, Jericho, New York.
23(b)     -- Consent of KPMG Peat Marwick LLP, Jericho, New York.
23(c)     -- Consent of Keefe, Bruyette & Woods, Inc., New York, New York.
23(d)     -- Consent of M.A. Schapiro & Co., Inc., New York, New York.
23(e)     -- Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 5).
23(f)     -- Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 8).
23(g)     -- Consent of Muldoon, Murphy & Faucette (included in Exhibit 8).
24        -- Powers of Attorney (see the signature page to this Form S-4 Registration
             Statement).
99(a)     -- Opinion of Keefe, Bruyette & Woods, Inc. is included as Annex C to the
             Joint Proxy Statement/Prospectus which is part of this Registration
             Statement.
99(b)     -- Opinion of M.A. Schapiro & Co., Inc. is included as Annex D to the Joint
             Proxy Statement/Prospectus which is part of this Registration Statement.
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